Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DIVERSIFIED PRODUCTION LLC,

DIVERSIFIED ENERGY COMPANY PLC,

CORSAIR MERGER SUB, INC.,

CANVAS ENERGY INC.,

and

CEI REPRESENTATIVE LLC,
AS THE EQUITYHOLDERS’ REPRESENTATIVE

Dated as of September 8, 2025

i

v

LIST OF EXHIBITS, APPENDICES AND SECTIONS

EXHIBITS:

Exhibit A	Oil and Gas Leases
Exhibit B	Wells
Exhibit C	Fee Minerals
Exhibit D	Units
Exhibit E	DSUs
Exhibit F	Surface Rights
Exhibit G	Form of Escrow Agreement
Exhibit H	Restrictions on Transfer

APPENDICES:

Appendix I	Definitions
Appendix II	Accounting Principles; Sample Calculation; Closing Statement Format
Appendix III	Certain Permitted Encumbrances
Appendix IV	Form of Letter of Transmittal
Appendix V	Permitted Leakage
Appendix VI	Execution Date Certificate

COMPANY DISCLOSURE SCHEDULES:

Schedule 1.1(l)	Capital Leases
Schedule 2.7(a)(v)	Company Indebtedness
Schedule 3.3(a)(iii)(A)	Prepaid Property Costs
Schedule 3.3(a)(iii)(B)	Wells-in-Progress Property Costs
Schedule 3.3(a)(iv)	Stored Hydrocarbons
Schedule 3.3(a)(vi)	Imbalances
Schedule 3.3(a)(vii)	Physical Inventory
Schedule 4.1(a)	Company Subsidiaries
Schedule 4.3(a)	Capitalization
Schedule 4.3(b)	Preemptive Rights; Voting Agreements
Schedule 4.3(c)	Company Entity Equity Securities
Schedule 4.3(d)	Encumbrances on Equity Securities
Schedule 4.6	Financial Statements
Schedule 4.7(a)(iii)	Absence of Changes
Schedule 4.9(b)	Suspense Funds
Schedule 4.9(c)	Wells
Schedule 4.9(d)	Oil and Gas Lease Payments
Schedule 4.9(e)	Lessor Demands
Schedule 4.9(g)	Shut-In Royalties
Schedule 4.9(h)	Oil and Gas Lease Expiration
Schedule 4.11	Production Payments
Schedule 4.12	Preferential Purchase Rights, Consents, etc.
Schedule 4.13	Owned Real Property and Leased Real Property
Schedule 4.14(a)	Material Contracts
Schedule 4.15	Liabilities
Schedule 4.16(b)	Permits
Schedule 4.17	Tax Matters

LIST OF EXHIBITS, APPENDICES AND SECTIONS
(continued)

Schedule 4.17(p)	U.S. Federal Income Tax Classification
Schedule 4.18(a)	Employee Matters
Schedule 4.19(a)	Employee Plans
Schedule 4.19(b)	Retiree and Post-Termination Health Benefits
Schedule 4.19(d)	Additional or Accelerated Benefits
Schedule 4.19(e)	Tax Gross-ups
Schedule 4.19(g)	Section 280G
Schedule 4.19(i)	Compensatory Grant Holders
Schedule 4.20	Environmental Matters
Schedule 4.21	Insurance
Schedule 4.22(a)	Legal Proceedings
Schedule 4.23	Brokers
Schedule 4.24	Affiliate Transactions
Schedule 4.25	Capital Commitments
Schedule 4.27	Derivative Transactions
Schedule 4.29	Intellectual Property
Schedule 4.31	Payout Status
Schedule 4.32	Wells
Schedule 4.33	Bonds and Credit Support
Schedule 4.34	Imbalances
Schedule 4.35	Suspense Funds
Schedule 4.36	Non-Consent Operations
Schedule 4.37	Surface Use
Schedule 4.38	Personal Property
Schedule 4.39(a)	Restricted Cash
Schedule 4.39(b)	Bank Accounts; Officers; Powers of Attorney
Schedule 4.42	Specified Matters
Schedule 4.44	Sufficiency of Assets
Schedule 4.45	No Transfer
Schedule 4.46	Lease Operating Statements
Schedule 4.47	Production Burdens
Schedule 6.2	Conduct of the Company’s Business
Schedule 6.13(a)	Employee Matters
Schedule 6.14	D&O Contracts
Schedule 6.18	Hedges
Schedule 6.22	Seismic Licenses
Schedule EI	Excluded Indebtedness
Schedule GA	General and Administrative Expenses; Overhead
Schedule PC	Property Costs

BUYER DISCLOSURE SCHEDULES:

Schedule 5.2(a)	Parent Common Stock
Schedule 5.2(c)	Parent Equity Securities
Schedule 5.5(a)	Parent Consents
Schedule 6.3	Conduct of Parent’s Business

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 8, 2025 (the “Execution Date”), is entered into by and among Diversified Production LLC, a Pennsylvania limited liability company (“Buyer”), Diversified Energy Company PLC, a public limited company incorporated in England and Wales (“Parent”), Corsair Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Canvas Energy Inc., a Delaware corporation (the “Company”), and CEI Representative LLC, a Delaware limited liability company, as the Equityholders’ Representative under this Agreement (in such capacity, the “Equityholders’ Representative”).  Buyer, Parent, Merger Sub, the Company and the Equityholders’ Representative are each referred to in this Agreement individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the respective boards of directors, managing member or board of managers, as applicable, of Buyer, Parent, Merger Sub and the Company have (a) approved and declared that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of their respective stockholders or members, as applicable, and (b) approved the execution, delivery and performance of this Agreement and consummation of the Transactions by Buyer, Parent, Merger Sub and the Company, as applicable;

WHEREAS, the Company’s Board of Directors (the “Company Board”) has recommended to the Stockholders (as defined below) the adoption of this Agreement;

WHEREAS, promptly following the execution of this Agreement, and as a condition and material inducement to Buyer’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain Stockholders, collectively holding record ownership of at least 85% of the issued and outstanding Company Common Shares, will execute and deliver to the Company and Buyer irrevocable written consents (collectively, the “Stockholder Consents”), irrevocably approving and adopting this Agreement and the Transactions, including the Merger, in accordance with the requirements of this Agreement (including Section 2.8), the Company’s Organizational Documents and the Delaware General Corporation Law (the “DGCL”); and

WHEREAS, Buyer, in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises, representations, warranties, covenants and agreements contained in this Agreement, the benefits to be derived by each Party pursuant to this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1          Defined Terms.  Capitalized terms used in this Agreement have the respective meanings ascribed to such terms in Appendix I to this Agreement.

ARTICLE II
MERGER

2.1          The Merger.  On the terms and subject to the satisfaction or waiver of conditions set forth in this Agreement, the Certificate of Merger and the relevant provisions of the DGCL, at the Merger Consummation Time, Merger Sub shall be merged with and into the Company (the “Merger”).  As a result of the Merger and without limiting the generality of the foregoing, at the Merger Consummation Time, (a) the outstanding shares of capital stock of Merger Sub and the Company shall be converted or canceled in the manner provided in Section 2.4 of this Agreement, (b) the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation following the Merger (the “Surviving Corporation”) and (c) the Merger shall have the effects set forth in the DGCL, including the Surviving Corporation’s succession to and assumption of all rights and obligations of the Company and Merger Sub.

2.2          Closing.  Unless this Agreement shall have been terminated and the Transactions abandoned in accordance with Article VIII, the closing of the Transactions (the “Closing”) shall take place at 3:00 p.m. Central Time at the offices of Sidley Austin LLP, 1000 Louisiana Street, Suite 5900, Houston, Texas 77002, on November 24, 2025 (the “Target Closing Date”); provided, however, that if all conditions in Article VII to be satisfied prior to the Closing have not been satisfied or waived on or before the Target Closing Date (except for those conditions that (a) by their nature are to be satisfied at the Closing or (b) are waived in accordance with the terms of this Agreement, but subject to the satisfaction or waiver of those conditions at the Closing), then the Closing shall take place on the third Business Day following the satisfaction or waiver of such conditions (except for those conditions that (i) by their nature are to be satisfied at the Closing or (ii) are waived in accordance with the terms of this Agreement, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to in this Agreement as the “Closing Date”).  All actions to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no actions shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.  At the Closing, Buyer and the Company will cause a Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as required by and in accordance with the applicable provisions of the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is so filed, which time is hereinafter referred to as the “Merger Consummation Time.”

2.3          Organizational Documents of Surviving Corporation; Officers.

(a)         At the Merger Consummation Time, the certificate of incorporation of the Company in effect immediately prior to the Merger Consummation Time shall be amended and restated in its entirety to be substantially consistent with the certificate of incorporation of Merger Sub as in effect immediately prior to the Merger Consummation Time, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable Law.

(b)         At the Merger Consummation Time, the bylaws of the Company in effect immediately prior to the Merger Consummation Time shall be amended and restated to read in their entirety to be substantially consistent with the bylaws of Merger Sub as in effect immediately prior to the Merger Consummation Time, except that all references therein to Merger Sub shall become references to the Surviving Corporation, and as so amended and restated shall be the bylaws of the Surviving Corporation until duly amended as provided therein or by applicable Law.

(c)       At the Merger Consummation Time, each of the directors and officers of Merger Sub immediately prior to the Merger Consummation Time shall be the directors and officers of the Surviving Corporation, each to hold office until his or her death, resignation or removal or until his or her successor is duly elected and qualified, all in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

2.4          Effect on Company Common Stock.

(a)        At the Merger Consummation Time, by virtue of the Merger and without any further action on the part of Buyer, Parent, Merger Sub, the Company, any Stockholder or any Compensatory Grant Holder:

(i)         Each share of common stock, par value $0.01 per share of the Company (such class, “Company Common Stock” and such shares, “Company Common Shares”), issued and outstanding immediately prior to the Merger Consummation Time (excluding any Company Common Shares described in Section 2.4(c) and Dissenting Shares as provided in Section 2.4(a)(ii)), shall be canceled and converted into the right of each Equityholder to receive such Equityholder’s Allocation Percentage of the Merger Consideration as reflected on the Consideration Allocation Schedule (as may be revised pursuant to Section 3.4(h)), which shall consist of:

(A)        (1) $495,000,000 (the “Cash Merger Consideration”), plus (2) if the Adjusted Base Consideration is greater than the Base Consideration, the amount of such excess, minus (3) if the Base Consideration is greater than the Adjusted Base Consideration, the amount of such excess, plus (4) an amount (which may be positive or negative) equal to Effective Time Working Capital, plus (5) Effective Time Cash, minus (6) Effective Time Indebtedness, minus (7) Transaction Costs, minus (8) Leakage, minus (9) the Adjustment Escrow Amount and Representative Expense Amount; and

(B)        3,386,762 shares of Parent Common Stock (such Parent Common Stock, the “Equity Consideration”), which shares shall be subject to the restrictions on transfer set forth in Exhibit H hereto, and any cash in lieu of fractional shares pursuant to Section 2.9(d); provided, however, that:

(1)          if the Closing Date VWAP is less than $16.2397 (the “Execution Date VWAP”), then the Equity Consideration will consist of (x) 3,894,776 shares of Parent Common Stock or (y) $55,000,000 divided by the Closing Date VWAP (rounded to the nearest whole share), whichever is less; and

(2)          if the Closing Date VWAP is greater than the Execution Date VWAP, then the Equity Consideration will consist of (x) 2,878,748 shares of Parent Common Stock or (y) $55,000,000 divided by the Closing Date VWAP (rounded to the nearest whole share), whichever is greater.

Without limiting the other provisions of this Agreement, if, at any time from the Execution Date until the Closing, there is any reclassification, recapitalization, share capital reduction, stock/share split, reverse stock split, share consolidation, share subdivision, stock/share dividend (including any dividend or distribution of securities convertible into the Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange or readjustment of shares of the Parent Common Stock (prior to the Merger Consummation Time), then, without duplication of any adjustments provided in subparagraph (1) or (2) above, the Equity Consideration shall be appropriately adjusted to provide to the Equityholders the same economic effect as contemplated by this Agreement prior to such action; provided, however, that the aggregate number of Parent Common Stock constituting the Equity Consideration shall, under no circumstances, exceed 19.9% of the issued share capital of Parent immediately prior to the Merger Consummation Time, rounded down to the nearest whole share.

(ii)          Notwithstanding any provision of this Agreement to the contrary, each Company Common Share issued and outstanding immediately prior to the Merger Consummation Time held by a Stockholder who (A) has not delivered a Stockholder Consent or otherwise has not voted in favor of adoption of this Agreement or consented thereto in writing or waived such Stockholder’s rights to appraisal under applicable Law and (B) has properly exercised appraisal rights with respect to such Company Common Share, as applicable, in accordance with Section 262 of the DGCL (such Stockholder, a “Dissenting Stockholder,” and each such Company Common Share being referred to as a “Dissenting Share” until such time as such Dissenting Stockholder fails to perfect or otherwise loses such Dissenting Stockholder’s appraisal rights under the DGCL with respect to such Dissenting Share) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall, effective as of the Merger Consummation Time, no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and except as otherwise provided by Law, the holder of such Dissenting Share shall cease to have any rights with respect thereto other than the rights granted pursuant to the DGCL; provided, however, that if, after the Merger Consummation Time, such Dissenting Stockholder fails to perfect, withdraws or loses such Dissenting Stockholder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction determines that such Dissenting Stockholder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Share shall be treated as if it had been converted as of the Merger Consummation Time into the right to receive the portion of the Merger Consideration, if any, to which such Dissenting Stockholder is entitled pursuant to Section 2.4(a)(i) without interest thereon.  The Company shall provide Buyer prompt written notice of any demand received by the Company for appraisal of any Company Common Share and copies of all documents or correspondence relating thereto, and Buyer shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Buyer, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

(iii)        Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Merger Consummation Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Merger Consummation Time.

(iv)       No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of the Parent Common Stock.  Any Equityholders who would otherwise be entitled to receive a fraction of a share of the Parent Common Stock pursuant to the Merger (after taking into account all Company Common Shares held immediately prior to the Effective Time by such Equityholder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount specified by Section 2.9(d).

(b)         From and after the Merger Consummation Time, all of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Section 2.4 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall thereafter cease to have any rights with respect to such securities, except the right to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.4(a)(i).

(c)        Notwithstanding anything to the contrary in this Agreement, each Company Common Share (if any) held in treasury or owned directly or indirectly by the Company or any of its Subsidiaries or by Buyer or any of its Subsidiaries as of immediately prior to the Merger Consummation Time, will automatically be canceled and no consideration will be paid or delivered in exchange therefor.

2.5          Treatment of Equity Awards.

(a)       Prior to the Merger Consummation Time, the Company Board (or, if appropriate, any committee thereof administering the Equity Plan) shall adopt such resolutions as may be required and take all corporate action necessary so that, no later than such time that immediately precedes the Merger Consummation Time, all unallocated Company Common Shares under the Equity Plan shall be granted as additional Compensatory Grants to certain of the then-existing holders of RSU Awards and PSU Awards (the “Compensatory Grant Holders”) in accordance with the Equity Plan, and treated as outstanding RSU Awards or PSU Awards, as applicable, as of the Merger Consummation Time for purposes of this Agreement.

(b)        The restricted stock units under any Compensatory Grants that are outstanding as of the Merger Consummation Time, after taking into account any vesting that occurs in connection with the Merger Consummation Time, shall vest, forfeit and/or be settled, as applicable, in accordance with the terms and conditions of the Equity Plan and the restricted stock unit agreement that relates to such RSU Award or PSU Award, and as set forth in the “Equity Plan” section of the Consideration Allocation Schedule, and any Compensatory Grant that is not vested, forfeited or settled in accordance with its terms shall be terminated and forfeited for no consideration, as a result of which, after the Merger Consummation Time, (i) no additional RSU Awards, PSU Awards or other Equity Securities shall be available for issuance, and (ii) except as otherwise expressly provided in this Agreement, no Compensatory Grant Holder shall have any rights with respect to any RSU Awards or PSU Awards held by such Compensatory Grant Holder or any underlying Company Common Shares issuable with respect thereto.

(c)         For the avoidance of doubt, any RSU Award or PSU Award that, in accordance with the applicable award agreement and the Equity Plan, is vested as of the Merger Consummation Time shall, for purposes of allocating the Merger Consideration, be deemed to be the number of shares of Company Common Stock underlying the vested portion of such RSU Award or PSU Award.

2.6        Delivery of Estimated Closing Statement and Consideration Allocation Schedule.  No later than five Business Days prior to the Closing Date, the Company shall deliver to Buyer the Estimated Closing Statement required by Section 3.1, as well as a schedule setting forth (i) the applicable Allocation Percentage of the Closing Cash Merger Consideration and the Equity Consideration payable to each Equityholder and (ii) the applicable Allocation Percentage of the Merger Consideration Adjustment Amount payable to each Equityholder, in each case, based on the Company’s good faith estimate as of the Effective Time in accordance with Section 3.1 and calculated in accordance with the Company’s Organizational Documents and any other applicable Contract governing the Equity Securities of the Company as of immediately prior to the Merger Consummation Time (the “Consideration Allocation Schedule”).  Contemporaneously with the Company’s delivery of the Estimated Closing Statement, the Equityholders’ Representative shall provide a notice to Buyer, informing Buyer as to the amount of the Representative Expense Amount.  At the request of Buyer, Company shall (A) reasonably cooperate with and assist, and shall cause its Subsidiaries, including the Company Entities, and each of their respective Representatives to reasonably cooperate with and assist, Buyer and its Representatives in the review of the Estimated Closing Statement and Consideration Allocation Schedule (including by executing such documents and other instruments and taking further actions as may be reasonably required to cause the Company Entities and their respective accountants to deliver to Buyer and its Representatives copies of their work papers relating to the Company Entities) and (B) provide Buyer and its Representatives with any information reasonably requested by Buyer that is necessary for its review of the Estimated Closing Statement and Consideration Allocation Schedule.  Within two Business Days after its receipt of the Estimated Closing Statement and Consideration Allocation Schedule, Buyer may submit to the Company in writing and in good faith any objections or proposed changes thereto and the Company shall consider all such objections and proposed changes in good faith and any changes agreed to between the Company and Buyer shall be incorporated into the Consideration Allocation Schedule for the purposes of the Closing; provided, however, that, without limiting the rights of the Parties in Section 3.4, if any objections or proposed changes from Buyer are not mutually agreed between Buyer and the Company prior to the Closing, the Company’s positions in respect of such objections and changes shall control for the purposes of the Closing.

2.7          Transactions to Be Effected at the Closing.

(a)          At or prior to the Closing:

(i)          the Certificate of Merger will be filed as set forth in Section 2.1;

(ii)         the Company shall deliver to Buyer a certificate of the Company, dated as of the Closing Date, stating that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied (the “Company Certificate”);

(iii)         Buyer and Parent shall deliver to the Company a certificate of Buyer and Parent, dated as of the Closing Date, stating that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied (the “Buyer-Parent Certificate”);

(iv)         Buyer shall deliver to the Company a copy of the D&O Tail;

(v)          Buyer shall, on behalf of the Company, pay or cause to be paid, by wire transfer of immediately available funds, the Company Indebtedness set forth on Schedule 2.7(a)(v) outstanding as of the Closing and cause all related Encumbrances to be released and terminated (other than Permitted Encumbrances), each in accordance with payoff letters, instruments of discharge, releases, or other agreements or documents, in each case, in customary form and substance reasonably acceptable to Buyer and duly executed by the appropriate authorized parties necessary to fully cause all related guaranties and Encumbrances to be discharged, released, and terminated, and delivered to Buyer at least two Business Days (or such shorter time as agreed by Buyer) prior to the Closing Date to allow for the payoff, release, termination, and discharge in full of such Company Indebtedness and such related guaranties and Encumbrances on the Closing Date;

(vi)        Buyer shall, on behalf of the Company, pay or cause to be paid all Estimated Closing Transaction Costs (including any prepayments thereof) as set forth in the Estimated Closing Statement, in each case by wire transfer of immediately available funds pursuant to written instructions provided to Buyer by the Company concurrently with the delivery of the Estimated Closing Statement;

(vii)     Buyer shall pay to the Equityholders’ Representative, by wire transfer of immediately available funds to a bank account designated by the Equityholders’ Representative, cash in an amount equal to the Representative Expense Amount, to be held in accordance with Section 14.16;

(viii)     Buyer shall deposit (or cause to be deposited), in accordance with the Escrow Agreement, an amount equal to $11,000,000, by wire transfer of immediately available funds (together with all interest and earnings thereon, and less any disbursements hereunder, the “Adjustment Escrow Amount”), which shall serve as security for, and a source of payment of, Buyer’s rights pursuant to Article III;

(ix)        for disbursement to the Equityholders in accordance with Section 2.9 and the Paying Agent Agreement, Buyer shall pay or cause to be paid to the Paying Agent’s Payment Fund Account, by wire transfer of immediately available funds, an amount equal to the excess of (A) the Closing Cash Merger Consideration over (B) the amounts deposited by the Company into the Paying Agent’s Payment Fund Account in accordance with Section 2.7(b); and

(x)         Parent shall deliver to the Company a copy of the instruction letter to Parent Transfer Agent directing the issuance of certificates representing such number of Depositary Receipts, equal to each Equityholder’s Allocation Percentage of the Equity Consideration as set forth on the Consideration Allocation Schedule.

(b)         Notwithstanding Section 2.7(a)(ix), the Company shall, following written notice from Buyer no less than five Business Days prior to the Closing, deposit, or cause to be deposited, an amount of the Company Cash no greater than the Minimum Cash Amount with the Paying Agent at the Closing (such amount, the “Company Deposit”).  For the avoidance of doubt, the Company Deposit shall be counted toward the Minimum Cash Amount and not reduce the Company Cash for purposes of calculating satisfaction of the condition set forth in Section 7.2(e) with respect to such Minimum Cash Amount.

(c)       With respect to any payment to be made at the Closing pursuant to any Compensatory Grant to any Employee as of immediately prior to the Merger Consummation Time, such amounts shall be paid by Buyer to the applicable Company Entity at the Closing, and Buyer shall cause such Company Entity to pay such amounts, in accordance with the Consideration Allocation Schedule and net of applicable withholding and/or payroll Taxes, through such Company Entity’s payroll as soon as practicable after the Closing Date (but in no event later than two Business Days after the Closing Date).

(d)        Notwithstanding anything set forth herein to the contrary, subject to the actual payment by or on behalf of Buyer of the amounts required to be paid to the Equityholders hereunder, none of Buyer, the Surviving Corporation or any of their respective Affiliates shall have any Liability to any Person for any payment made in accordance with the calculations set forth in the Consideration Allocation Schedule or any other payment made to or for the benefit of the Stockholders pursuant to this Section 2.7 or Section 3.2 based on the written instructions of the Company (including with respect to any claim that the Consideration Allocation Schedule or such other written instruction is incomplete or inaccurate).

2.8          Letter of Transmittal.

(a)         As soon as practicable following the Execution Date, the Company shall deliver to each Person who is, as of the Execution Date, a Stockholder a form of letter of transmittal substantially in the form attached hereto as Appendix IV (the “Letter of Transmittal”).  Upon delivery of a Letter of Transmittal to the Company, duly completed and validly executed by the applicable Stockholder in accordance with the instructions thereto, together with such other documents as may be required pursuant to such instructions, such holder of Company Common Shares shall be entitled to receive, by the means indicated in such Letter of Transmittal, such holder’s Allocation Percentage of the Closing Cash Merger Consideration and Equity Consideration payable in accordance with Section 2.4(a) and Section 2.9; provided, however, that, with respect to any Stockholder that delivers to the Company a duly completed and validly executed Letter of Transmittal at least three Business Days prior to the Closing Date, the Paying Agent and Parent Transfer Agent will be instructed to pay or issue, as applicable, such Stockholder’s applicable percentage of the Closing Cash Merger Consideration and Equity Consideration concurrently with the Closing.  Upon receipt by the Company of any Letter of Transmittal (together with such other documents as may be required pursuant to the instructions therein), the Company shall promptly deliver a copy thereof to Buyer.  Any Stockholder that has not delivered a Letter of Transmittal to the Company in the applicable form at least three Business Days prior to the Closing Date shall, following the Closing Date, look only to the Surviving Corporation for payment of any consideration to which such Stockholder is entitled pursuant to this Agreement.

(b)         At the Merger Consummation Time, the stock transfer books of the Company shall be closed and no further registration of transfers of Equity Securities shall thereafter be made on the records of the Company.

(c)        Notwithstanding anything to the contrary in this Agreement, to the extent permitted by applicable Law, none of Buyer, Merger Sub, the Company or the Surviving Corporation shall be liable to any Person in respect of any portion of the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d)         For the avoidance of doubt, Compensatory Grant Holders will not be required to complete or return a Letter of Transmittal.

2.9          Paying Agent.

(a)         At or prior to the Closing, Buyer and the Equityholders’ Representative shall enter into the Paying Agent Agreement with the Paying Agent, pursuant to which the Paying Agent will establish an account to receive and distribute (on Buyer’s behalf) the Closing Cash Merger Consideration funded pursuant to Section 2.7(a)(ix) and Section 2.7(b), any Adjustment Escrow Amount distributable to the Equityholders pursuant to Section 3.4(e) and any cash in lieu of fractional shares pursuant to Section 2.9(d) (the “Payment Fund Account”).  No interest will be paid or accrued to Equityholders on any portion of the funds held by the Paying Agent.

(b)          Payment Procedures for Merger Consideration.

(i)          In connection with the Closing, Buyer shall cause the Paying Agent to pay the Closing Cash Merger Consideration in accordance with Section 2.7 and Section 2.8.

(ii)       Following Closing, if the Merger Consideration Adjustment Amount is a positive number, Buyer shall cause the Paying Agent to, as soon as reasonably practicable, but in any event no later than three Business Days, after the earlier of (A) the Independent Accounting Expert’s determination of the amounts set forth in the Closing Statement in accordance with Section 3.4(c) and (B) the date the Closing Statement and amounts set forth therein have otherwise become final and binding on the Parties and the Equityholders pursuant to Section 3.4(c), pay from the Payment Fund Account to each Equityholder an amount of cash equal to such Equityholder’s Allocation Percentage of the Merger Consideration Adjustment Amount, without interest, subject to the limitations set forth in Section 3.4(e)(ii).

(iii)       If any portion of the consideration due hereunder is to be paid to a Person other than the Person who is the applicable holder of the Company Common Shares as set forth in the Consideration Allocation Schedule, it shall be a condition to such payment that such Person requesting such payment shall (A) duly execute and properly complete any customary documents that the Paying Agent may reasonably require and (B) pay to the Paying Agent any transfer or other Tax required as a result of the transfer or other action that led to the payment being made to a Person other than such holder of Company Common Shares, as applicable, or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(iv)       At the Closing, Parent shall direct the Paying Agent or Parent Transfer Agent to deliver to each Equityholder receiving Equity Consideration a certificate representing a number of depositary receipts, each representing one whole share of Parent Common Stock (the “Depositary Receipts”), equal to such Equityholder’s Allocation Percentage of the Equity Consideration, as applicable.

(c)         No Liability; Unclaimed Property.  Any portion of the amounts held in the Payment Fund Account that remains unclaimed by any Person entitled to payment under this Agreement, and undistributed to such Person 12 months after the Closing Date shall, to the extent permitted by applicable Law, be returned to, and become the property of, Buyer and shall be promptly released by the Paying Agent to an account designated by Buyer (and the Equityholders’ Representative agrees to reasonably cooperate as necessary to effectuate such release).  Thereafter, any Person entitled to such payment shall look only to Buyer as a general creditor or, after delivery to a public official pursuant to any applicable abandoned property, escheat or similar Law, such public official, for payment of such Person’s entitlements hereunder.  Notwithstanding anything to the contrary in this Agreement, none of the Escrow Agent, Paying Agent, Buyer, Merger Sub, the Surviving Corporation, the Equityholders’ Representative, the Equityholders or any of their respective Affiliates shall be liable to any Person for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d)          Fractional Shares.

(i)          Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of Company Common Shares pursuant to Section 2.4(a) or Compensatory Grants pursuant to Section 2.5.  All fractional shares of Parent Common Stock that an Equityholder would be otherwise entitled to receive pursuant to Section 2.4(a) and Section 2.5, as applicable, but for this Section 2.9(d), shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (A) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.9(d), be entitled under Section 2.4(a) and Section 2.5, as applicable, and (B) the Closing Date VWAP.  No Equityholder or holder of Compensatory Grants shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.9(d) to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Parent Common Stock to which such holder would, but for this Section 2.9(d), be entitled under Section 2.4(a) and Section 2.5, as applicable.  The Parties acknowledge that the payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(ii)         As soon as practicable after the Closing and in connection with payments of the Closing Cash Merger Consideration pursuant to Section 2.9(b)(i), Buyer shall cause the Paying Agent to pay to former Equityholders any applicable cash in lieu of fractional shares subject to and in accordance with the terms of this Section 2.9(d).

(e)          Dividends.  Each Equityholder shall be entitled to receive any dividends or distributions declared with respect to the Parent Common Stock with a record date after the Merger Consummation Time and at or prior to the crediting to such Equityholder’s account of the applicable portion of the Equity Consideration pursuant to Section 2.9(b)(iv), without any interest thereon, which become payable with respect to the whole shares of the Parent Common Stock that the Company Common Shares formerly held by such Equityholder have been converted into the right to receive.

2.10       Withholding.  Buyer, the Company, Merger Sub and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, and any other amount otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld by any applicable Law.  Prior to making any such deduction and withholding, Buyer shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (a) notify the Person in respect of which such deduction and withholding is to be made of the amounts subject to withholding, and (b) provide such Person a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding, in each case, other than withholding attributable to (i) the failure of an applicable Equityholder to provide an IRS Form W-9 or other applicable affidavit of non-foreign status in connection with the submission of its Letter of Transmittal to the Company or (ii) compensatory amounts.  To the extent that amounts are so withheld or deducted and paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.11      Execution Date Certificate.  The Company has prepared and is delivering to Buyer, concurrently with the execution and delivery of this Agreement, a written certificate (the “Execution Date Certificate”), executed by a duly authorized officer of the Company, a copy of which is attached hereto as Appendix VI and that includes the Sample Calculation, setting forth the Company’s good faith estimate of (a) Estimated Adjusted Base Consideration, Effective Time Working Capital, Effective Time Cash, Restricted Cash, and Effective Time Indebtedness, in each case, measured as of the Effective Time and (b) Company Cash, Restricted Cash, Company Indebtedness, and Leakage, in each case, measured as of 12:01 a.m. Central Time on the date immediately prior to the Execution Date, together with the work papers and supporting materials used in preparing such certificate.

ARTICLE III
MERGER CONSIDERATION; EFFECTIVE TIME;
ADJUSTMENTS TO BASE CONSIDERATION

3.1       Estimation of Merger Consideration at Closing.  No later than five Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth the Company’s affirmation of its good faith estimate of: (a) the Adjusted Base Consideration as of the Effective Time (such estimate, “Estimated Adjusted Base Consideration”), (b) the Effective Time Working Capital (such estimate, “Estimated Effective Time Working Capital”); (c) the Effective Time Cash (such estimate, “Estimated Effective Time Cash”); and (d) the Effective Time Indebtedness (such estimate, “Estimated Effective Time Indebtedness”), in each case as set forth in the Execution Date Certificate, and the Company’s good faith estimate of (i) the Transaction Costs (such estimate, “Estimated Closing Transaction Costs”), (ii) Leakage (such estimate, “Estimated Leakage”) and (iii) the Closing Cash Merger Consideration.  The Estimated Closing Statement shall also include instructions that identify the bank accounts designated to facilitate direct payment by Buyer of the Estimated Effective Time Indebtedness and that portion of any Estimated Closing Transaction Costs to the applicable payees on behalf of the Company Entities.  The Estimated Closing Statement shall be prepared and calculated in a manner consistent with the applicable definitions contained in this Agreement, the Execution Date Certificate, the Sample Calculation and in accordance with the Accounting Principles.  Estimated Effective Time Working Capital, Estimated Effective Time Cash, Estimated Effective Time Indebtedness, Estimated Closing Transaction Costs, Estimated Leakage and Estimated Adjusted Base Consideration (as set forth in the Estimated Closing Statement delivered by the Company to Buyer) shall be binding on the Parties for the purposes of determining the Closing Cash Merger Consideration.  All adjustments to the Merger Consideration made in accordance with this Agreement shall affect only the Cash Merger Consideration (and not the Equity Consideration), and, except as expressly provided in Section 2.4(a)(i)(B), the number of shares of Parent Common Stock constituting the Equity Consideration is not subject to change.

3.2         Effective Time; Proration of Costs and Revenues.

(a)         Buyer shall, solely through the adjustments to the Base Consideration provided for in Section 3.3 (i) be entitled to the economic benefit (without duplication of any other adjustments to the Base Consideration or Cash Merger Consideration contemplated by this Agreement) of (A) all of the Company Entities’ production of Hydrocarbons from or attributable to the Oil and Gas Properties after 12:01 a.m., Central Time, on July 1, 2025 (the “Effective Time”) and all products and proceeds attributable thereto (net of any (1) Production Burdens and (2) gathering, processing, transportation and other midstream costs, in each case, to the extent actually deducted from the proceeds received by Buyer, or otherwise economically borne by Buyer, after the Effective Time) and (B) all other income, proceeds, receipts and credits earned by the Company Entities with respect to the ownership of the Oil and Gas Properties after the Effective Time, and (ii) be responsible for, and entitled to any refunds with respect to, all Property Costs incurred by the Company Entities after the Effective Time.

(b)         The Equityholders shall, solely through the adjustments to the Base Consideration provided for in Section 3.3 (i) be entitled to the economic benefit (without duplication of any other adjustments to the Base Consideration or Cash Merger Consideration contemplated by this Agreement) of (A) all of the Company Entities’ production of Hydrocarbons from or attributable to the Oil and Gas Properties prior to and at the Effective Time and all products and proceeds attributable thereto (net of any (1) Production Burdens and (2) gathering, processing, transportation and other midstream costs, in each case, to the extent actually deducted from the proceeds received by the Equityholders, or otherwise economically borne by the Equityholders, prior to and at the Effective Time) and (B) all other income, proceeds, receipts and credits earned by the Company Entities with respect to the ownership of the Oil and Gas Properties prior to and at the Effective Time, and (ii) be responsible for, and entitled to any refunds with respect to, all Property Costs incurred prior to or at the Effective Time.

(c)       Right-of-way fees, insurance premiums (if any) and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling on or after the day of the Effective Time.  In each case, when calculating the adjustments to the Base Consideration provided for in Section 3.3, the portion allocated to the period at and after the Effective Time shall be for the account of Buyer, and the portion allocated to the period before the Effective Time shall be for the account the Equityholders.

(d)        For purposes of allocating revenues, production, proceeds and accounts receivable with respect thereto under Section 3.3, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the inlet pipeline flange connecting into the tank batteries related to each Well, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the delivery point sales meters on the pipelines through which they are transported (or whichever meter is closest to the well).  The Company shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available.  The Company shall provide to Buyer evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Time in connection with the Oil and Gas Properties, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Base Consideration pursuant to Section 3.3.  The terms “earned” and “incurred” shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, consistently applied, and expenditures that are incurred pursuant to an operating agreement, unit agreement or similar agreement shall be deemed incurred when cash called or invoiced by the operator of the applicable Oil and Gas Property in accordance with such operator’s current practice.

(e)        After the Closing, Buyer shall handle all joint interest audits and other audits of Property Costs covering the period for which Buyer is in whole or in part responsible under Section 3.2; provided, however, that neither Buyer nor any Affiliate thereof shall agree to any adjustments to previously assessed costs that are allocated for the account of the Equityholders, or any compromise of any audit claims that would be for the account of the Equityholders, without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  Buyer and the Equityholders’ Representative shall be responsible for the costs and expenses incurred in connection with such audits in the proportion that each such Party is responsible for the applicable period under Section 3.2.  Each Party shall provide each other Party with a copy of all applicable audit reports and written audit agreements received by such Party or its Affiliates and relating to periods for which any such Party is partially responsible.

3.3       Adjustments to Base Consideration.  All adjustments to the Base Consideration shall be made (x) without duplication (in this Agreement or otherwise), (y) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement, in accordance with GAAP and COPAS as consistently applied in the oil and gas industry in those counties of Oklahoma in which the Oil and Gas Properties are located (as applicable) and (z) only with respect to matters, (A) in the case of Section 3.3(b)(iii) and Section 3.3(b)(iv), for which valid notice is given on or before the expiration of the Examination Period and (B) in all of the other cases set forth in Section 3.3(a) or Section 3.3(b), identified on or before the final determination of the Closing Statement in accordance with Section 3.4 (the “Cut-off Date”).  Each adjustment described in Section 3.3(a) or 3.3(b) shall be allocated to the Allocated Values of the Wells and DSUs affected by such adjustment.  Without limiting the foregoing, the Base Consideration shall be adjusted as follows:

(a)          The Base Consideration shall be adjusted upward by the following amounts:

(i)        an amount equal to all Property Costs attributable to the ownership and operation of the Oil and Gas Properties (and only with respect to the Company Entities’ interest in the Oil and Gas Properties) incurred after the Effective Time but paid or economically borne by the Company Entities prior to Closing;

(ii)        an amount equal to all proceeds to which the Equityholders are entitled to the economic benefit pursuant to Section 3.2(b) that have not been received by the Company Entities prior to the Effective Time, but have been received by the Company Entities or Buyer after the Effective Time (and, if received by Buyer or the Company Entities, have not been remitted to the Equityholders);

(iii)       (A) an amount equal to all prepaid Property Costs attributable to the ownership or operation of the Oil and Gas Properties or the production of Hydrocarbons therefrom after the Effective Time, including pre-paid bonuses, rentals, cash calls and advances to Third Party operators, in each case for expenses not yet incurred and paid by the Company Entities, in each case of the foregoing, to the extent set forth on Schedule 3.3(a)(iii)(A) and (B) an amount equal to all Property Costs incurred after the Effective Time attributable to those certain wells in progress to the extent set forth on Schedule 3.3(a)(iii)(B); provided, however, that, notwithstanding anything to the contrary in this Agreement or the actual value attributable thereto, the value of the foregoing Section 3.3(a)(iii)(B) is agreed by the Parties to be an amount equal to the amount set forth on Schedule 3.3(a)(iii)(B);

(iv)       an amount equal to the aggregate volumes of Hydrocarbons stored in stock tanks or other storage as of the Effective Time and the volume of Hydrocarbons contained in gathering lines associated with production from the Oil and Gas Properties as of the Effective Time, in each case, from or attributable to the ownership and operation of the Oil and Gas Properties or the production of Hydrocarbons therefrom multiplied by (A) in the case of gaseous Hydrocarbons, $2.00 per MMBtu and (B) in the case of liquid Hydrocarbons, on the basis of $62.50 per Barrel, in each case of the foregoing, to the extent set forth on Schedule 3.3(a)(iv);

(v)        an amount equal to all Property Taxes allocated to Buyer pursuant to Section 6.9(d) but paid or otherwise economically borne by any Company Entity prior to the Effective Time;

(vi)       to the extent that the Company Entities are underproduced with respect to the Wellhead Imbalances or overdelivered with respect to the Pipeline Imbalances, in each case as of the Effective Time, (A) in the case of gaseous Hydrocarbons, on the basis of $2.00 per MMBtu, multiplied by the amount of the Imbalance in MMBtu and (B) in the case of liquid Hydrocarbons, on the basis of $62.50 per Barrel, multiplied by the amount of the Imbalance in Barrels, in each case of the foregoing, to the extent set forth on Schedule 3.3(a)(vi);

(vii)       an amount, as determined in accordance with COPAS, equal to the value of all surplus tubular, goods and physical inventory described on Schedule 3.3(a)(vii); and

(viii)      any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as an upward adjustment to the Base Consideration.

(b)          The Base Consideration shall be adjusted downward by the following amounts:

(i)          an amount equal to all Property Costs and other costs (other than Taxes) attributable to the ownership and operation of the Oil and Gas Properties (and only with respect to the Company Entities’ interest in the Oil and Gas Properties) that are incurred prior to the Effective Time but that are paid by any Company Entity after the Effective Time or that remain unpaid at Closing;

(ii)          an amount equal to all proceeds received by any Company Entity prior to the Effective Time or any Equityholder for which Buyer is entitled to the economic benefit pursuant to Section 3.2(a);

(iii)       an amount equal to the amount of all Property Costs attributable to the ownership or operation of the Oil and Gas Properties or the production of Hydrocarbons during any period of time prior to the Effective Time that are paid or economically borne by Buyer;

(iv)       an amount equal to all Property Taxes allocated to the Equityholders pursuant to Section 6.9(d) that are paid by any Company Entity after the Effective Time or that remain unpaid at Closing;

(v)        to the extent that the Company Entities are overproduced with respect to the Wellhead Imbalances or underdelivered with respect to the Pipeline Imbalances, in each case as of the Effective Time, (A) in the case of gaseous Hydrocarbons, on the basis of $2.00 per MMBtu, multiplied by the amount of the Imbalance in MMBtu and (B) in the case of liquid Hydrocarbons, on the basis of $62.50 per Barrel, multiplied by the amount of the Imbalance in Barrels;

(vi)         the Aggregate Title Defect Amount;

(vii)        the Aggregate Environmental Defect Amount; and

(viii)      any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as a downward adjustment to the Base Consideration.

3.4          Final Determination of Merger Consideration.

(a)       As soon as reasonably practicable following the Closing, but in any event no later than 75 days after the Closing Date, Buyer will cause the Surviving Corporation to prepare, or cause to be prepared, and deliver to the Equityholders’ Representative an unaudited statement (the “Closing Statement”), setting forth the Surviving Corporation’s good faith calculation of each of the components of the Merger Consideration.  The Closing Statement shall be prepared and calculated in accordance with the Accounting Principles.  In the event the Surviving Corporation does not deliver the Closing Statement to the Equityholders’ Representative within 75 days after the Closing Date, the Estimated Closing Statement shall be deemed to have been delivered by the Surviving Corporation to the Equityholders’ Representative as the Closing Statement on the date that is 75 days after the Closing Date.

(b)          Upon receipt of the Closing Statement from the Surviving Corporation, the Equityholders’ Representative shall have 30 days to review the Closing Statement (the “Review Period”).  At the request of the Equityholders’ Representative, Buyer shall cause the Surviving Corporation to (i) reasonably cooperate with and assist, and shall cause its Subsidiaries, including the Company Entities, and each of their respective Representatives to reasonably cooperate with and assist, the Equityholders’ Representative and its Representatives in the review of the Closing Statement (including by executing such documents and other instruments and taking further actions as may be reasonably required to cause the Company Entities and their respective accountants to deliver to the Equityholders’ Representative and its Representatives copies of their work papers relating to the Company Entities) and (ii) provide the Equityholders’ Representative and its Representatives with any information reasonably requested by the Equityholders’ Representative that is necessary for its review of the Closing Statement.  If the Equityholders’ Representative disagrees with the Surviving Corporation’s computation of the Effective Time Amounts, the Transaction Costs and/or the Leakage (each as set forth in the Closing Statement), the Equityholders’ Representative shall, on or prior to the last day of the Review Period, deliver a written notice to the Surviving Corporation (the “Notice of Objection”) that sets forth the Equityholders’ Representative’s objections to the Surviving Corporation’s calculation of the Effective Time Amounts, the Transaction Costs and/or the Leakage, as applicable.  Any Notice of Objection shall specify those items or amounts with which the Equityholders’ Representative disagrees and shall set forth the Equityholders’ Representative’s calculation of the Effective Time Amounts, the Transaction Costs, the Leakage, the Merger Consideration Adjustment Amount and the Merger Consideration based on such objections.

(c)        If the Equityholders’ Representative does not deliver a Notice of Objection to the Surviving Corporation with respect to an item contained in the Closing Statement within the Review Period, the Equityholders’ Representative shall be deemed to have accepted the Surviving Corporation’s calculation of all underlying items of the Effective Time Amounts, the Transaction Costs and/or the Leakage, as applicable, and such calculations shall be final, conclusive and binding.  If the Equityholders’ Representative delivers a Notice of Objection to the Surviving Corporation prior to the expiration of the Review Period, the Surviving Corporation and the Equityholders’ Representative shall, during the 30 days following such delivery or any mutually agreed extension thereof, use their respective good faith efforts to reach agreement on the disputed items and amounts in order to determine the amount of the disputed Effective Time Amounts, the Transaction Costs and/or the Leakage, as applicable, the Merger Consideration Adjustment Amount and the Merger Consideration.  If, at the end of such 30-day period or any mutually agreed extension thereof, the Surviving Corporation and the Equityholders’ Representative are unable to resolve their disagreements, they shall promptly jointly retain and refer their disagreements to a nationally recognized independent accounting firm mutually acceptable to the Surviving Corporation and the Equityholders’ Representative (the “Independent Accounting Expert”) for final determination.  The Surviving Corporation and the Equityholders’ Representative will each promptly execute a customary engagement letter with respect to the engagement of the Independent Accounting Expert, and, after such engagement, (x) the Surviving Corporation and the Equityholders’ Representative will deliver to the Independent Accounting Expert the Closing Statement, the Notice of Objection and this Agreement and (y) each of the Surviving Corporation and the Equityholders’ Representative will submit a supporting brief to the Independent Accounting Expert, in each case, within ten Business Days after engaging such Independent Accounting Expert (the “Submission Deadline”).  Subject to the immediately following sentence, each of the Surviving Corporation and the Equityholders’ Representative may make an oral presentation to the Independent Accounting Expert (in which case the Surviving Corporation or the Equityholders’ Representative, as applicable, will provide prompt prior notice of such presentation to the other Party, which will be entitled to attend or have a representative attend such presentation (the supporting brief and any material submitted at such oral presentation being referred to as a Party’s “Submission”)).  Each of the Surviving Corporation and the Equityholders’ Representative shall, on or prior to the Submission Deadline, notify the Independent Accounting Expert and the other Party as to whether or not it will make an oral presentation and, should any Party so elect, shall make such oral presentation on or before the date that is ten days after the Submission Deadline.  The Independent Accounting Expert will be given reasonable access to all of the books and records of the Company Entities to determine the disputed items.  The Surviving Corporation and the Equityholders’ Representative shall instruct the Independent Accounting Expert to render a written determination in reasonable detail of the applicable dispute and the resulting Merger Consideration Adjustment Amount (acting as an expert and not as an arbitrator) within 20 days after the later of (x) the applicable Submission Deadline and (y) if either or both of the Surviving Corporation and the Equityholders’ Representative elect to make an oral presentation, the date of the last such presentation, which determination must be in writing and must set forth, in reasonable detail, whether the Effective Time Amounts, the Transaction Costs and/or the Leakage set forth the Surviving Corporation’s Submission or the Equityholders’ Representative’s Submission reflects the more accurate calculation of the Merger Consideration Adjustment Amount (i.e., the Independent Accounting Expert may select only the Merger Consideration Adjustment Amount proposed in the Surviving Corporation’s Closing Statement or the Merger Consideration Adjustment Amount proposed in the Equityholders’ Representative’s Notice of Objection, as further described by their respective Submissions).  Once nominated, the Independent Accounting Expert shall have no ex parte communication with either Party covering the expert determination or the items of adjustment that are in dispute.  All communications between each Party and the Independent Accounting Expert shall be conducted in writing with copies sent simultaneously to the other Party in the same manner.  In making such determination, the Independent Accounting Expert will limit its review to each Party’s Submission.  The decision of the Independent Accounting Expert shall be final, conclusive and binding on the Parties, and no determinations by the Independent Accounting Expert, including any work or analyses performed by the Independent Accounting Expert in connection with its resolution of any dispute under this Section 3.4(c) shall be admissible as evidence in any Legal Proceeding among the Parties, except to the extent necessary to enforce payment obligations under this Section 3.4.  The engagement fees of the Independent Accounting Expert shall initially be borne 50% by the Surviving Corporation and 50% by the Equityholders’ Representative; provided, however, that such fees shall ultimately be borne by the Party whose Submission is not chosen by the Independent Accounting Expert.  Except as provided in the preceding sentence, all costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Independent Accounting Expert shall be borne by the Party incurring such cost and expense.

(d)          For purposes of this Agreement:

(i)          “Final Adjusted Base Consideration,” “Final Effective Time Working Capital,” “Final Effective Time Cash,” “Final Effective Time Indebtedness,” “Final Closing Transaction Costs,” and “Final Leakage” mean the respective amounts of such items (A) as shown in the Closing Statement delivered (or deemed to have been delivered) by the Surviving Corporation to the Equityholders’ Representative pursuant to Section 3.4(a) if no Notice of Objection with respect thereto is timely delivered by the Equityholders’ Representative to the Surviving Corporation pursuant to Section 3.4(b), or (B) if a Notice of Objection is so delivered, (1) as agreed by the Surviving Corporation and the Equityholders’ Representative pursuant to Section 3.4(c) or (2) in the absence of such agreement, as determined in the Independent Accounting Expert’s report delivered pursuant to Section 3.4(c); and

(ii)          “Merger Consideration Adjustment Amount” shall mean, subject to the limitation contained in Section 3.4(e)(i) and 3.4(f), the amount (which may be positive or negative), calculated as follows:

(A)         if the Final Adjusted Base Consideration is greater than the Estimated Adjusted Base Consideration, the amount of such excess; minus

(B)         if the Estimated Adjusted Base Consideration is greater than the Final Adjusted Base Consideration, the amount of such excess; plus

(C)         if the Final Effective Time Working Capital is greater than the Estimated Effective Time Working Capital, the amount of such excess; minus

(D)         if the Estimated Effective Time Working Capital is greater than the Final Effective Time Working Capital the amount of such excess; plus

(E)          if the Final Effective Time Cash is greater than the Estimated Effective Time Cash, the amount of such excess; minus

(F)          if the Estimated Effective Time Cash is greater than the Final Effective Time Cash, the amount of such excess; plus

(G)         if the Estimated Effective Time Indebtedness is greater than the Final Effective Time Indebtedness, the amount of such excess; minus

(H)         if the Final Effective Time Indebtedness is greater than the Estimated Effective Time Indebtedness, the amount of such excess; plus

(I)          if the Estimated Closing Transaction Costs are greater than the Final Closing Transaction Costs, the amount of such excess; minus

(J)          if the Final Closing Transaction Costs are greater than the Estimated Closing Transaction Costs, the amount of such excess; plus

(K)         if the Estimated Leakage is greater than the Final Leakage, the amount of such excess; minus

(L)         if the Final Leakage is greater than the Estimated Leakage, the amount of such excess.

(e)          Within three Business Days after the Merger Consideration Adjustment Amount has been finally determined pursuant to this Section 3.4:

(i)          if the Merger Consideration Adjustment Amount is a negative number, Buyer and the Equityholders’ Representative shall jointly instruct the Escrow Agent to release and pay from the Escrow Account the following amounts:  (A) to Buyer, an amount equal to the lesser of (1) the absolute value of the Merger Consideration Adjustment Amount and (2) the funds constituting the Adjustment Escrow Amount in the Escrow Account, and (B) to the Paying Agent for further distribution to the Equityholders in accordance with each such Person’s Allocation Percentage, an amount equal to the then-remaining funds, if any, constituting the Adjustment Escrow Amount after taking into account any funds released to Buyer pursuant to this Section 3.4(e)(i) by wire transfer of immediately available funds to the account designated in such Equityholder’s Letter of Transmittal; provided, however, that, with respect to amounts to be distributed to Compensatory Grant Holders (excluding any non-employee directors of the Company), such amounts will be released by the Escrow Agent to the Company Entity that is required to pay such amounts to such Compensatory Grant Holders pursuant to Section 3.4(g); and

(ii)        if the Merger Consideration Adjustment Amount is a positive number, (A) Buyer and the Equityholders’ Representative shall jointly instruct the Escrow Agent to release and deposit with the Paying Agent all funds then remaining in the Escrow Account and (B) Buyer shall deposit or cause to be deposited to the Paying Agent by wire transfer of immediately available funds an amount equal to the lesser of (1) the absolute value of the Merger Consideration Adjustment Amount and (2) an amount equal to the Adjustment Escrow Amount, in the case of each of clause (A) and clause (B), for further distribution to each Equityholder in accordance with such Person’s applicable Allocation Percentage as set forth in the Revised Consideration Allocation Schedule; provided, however, that, with respect to amounts to be distributed to Compensatory Grant Holders (excluding any non-employee directors of the Company), such amounts will be released by the Escrow Agent to the Company Entity that is required to pay such amounts to such Compensatory Grant Holders pursuant to Section 3.4(g).

(f)         The payment (i) to Buyer (and, if applicable, the Equityholders) from the Escrow Account of the Adjustment Escrow Amount described in Section 3.4(e)(i) and (ii) to the Equityholders from amounts deposited with the Paying Agent described in Section 3.4(e)(ii) shall be the sole and exclusive remedy of each of Buyer and the Equityholders, as applicable, for any and all claims arising under this Agreement with respect to a Merger Consideration Adjustment Amount in favor of such parties, and neither Buyer nor any of the Equityholders shall have further Liability with respect to any such Merger Consideration Adjustment Amount in favor of any other Party beyond such payment.

(g)         With respect to the Merger Consideration Adjustment Amount, the Adjustment Escrow Amount and any other amounts distributable to the Equityholders after Closing, any such amounts payable to any Compensatory Grant Holders who were Employees of any Company Entity as of immediately prior to the Merger Consummation Time shall be paid by Buyer to the applicable Company Entity within three Business Days of the final determination of such Merger Consideration Adjustment Amount, and Buyer shall cause such Company Entity to pay such amounts, in accordance with the Revised Consideration Allocation Schedule, through such Company Entity’s payroll net of applicable withholding and/or payroll Taxes as soon as practicable after such date (but in no event later than five Business Days after such date).

(h)        Within two Business Days after the Merger Consideration Adjustment Amount has been finally determined pursuant to this Article III, the Equityholders’ Representative may deliver a revised Consideration Allocation Schedule (the “Revised Consideration Allocation Schedule” or, if no such revised schedule is timely delivered, the Consideration Allocation Schedule delivered pursuant to Section 2.6 shall be considered the Revised Consideration Allocation Schedule for purposes of this Section 3.4(h)) to Buyer, such Revised Consideration Allocation Schedule to take into account the impact such Merger Consideration Adjustment Amount may have on vesting of the PSU Awards pursuant to the Equity Plan and the applicable award agreements, as well as any forfeitures of any Compensatory Grants occurring prior to Closing and, if and to the extent permitted under this Agreement, any grants or reallocations of Compensatory Grants occurring prior to Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer, Parent and Merger Sub, as follows, it being understood that each representation and warranty contained in this Article IV is subject to the exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedules corresponding to the particular section or subsection in this Article IV:

4.1          Due Organization; Subsidiaries.

(a)         The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all necessary power and authority:  (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, in each case of clauses (i) through (iii), except as would not have, and would not reasonably be expected to, individually or in the aggregate, prevent, delay or impede the consummation by the Company of the Transactions or impair the ability of the Company Entities, taken as a whole, to operate their respective businesses in the ordinary course of business.  The Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Schedule 4.1(a) contains a correct and complete list of all of the Company Subsidiaries and indicates their respective jurisdictions of organization.  Neither the Company nor any Company Subsidiary owns any capital stock or any other Equity Security of any other Person, other than as identified in Schedule 4.1(a).  None of the Company Entities has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

(b)       Each Company Subsidiary is a Person duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Each Company Subsidiary has all necessary power and authority:  (i) to conduct its business in the same manner as such business has been historically conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, in each case of clauses (i) through (iii), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Company Subsidiary is qualified or licensed to do business as a foreign Person, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be qualified, licensed or in good standing does not have, and would not reasonably to expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2         Certificate of Incorporation and Bylaws.  The Company has made available to Buyer accurate and complete copies of the Organizational Documents of each Company Entity as in effect on the Execution Date.  Each of the foregoing documents of (a) the Company is in full force and effect and the Company is not in violation of any of the foregoing documents and (b) each Company Subsidiary is in full force and effect and none of such Company Subsidiaries is in violation of any of the foregoing documents, except, in the case of this clause (b), for any violations that, individually or in the aggregate, would not reasonably be expected to impose a material liability to the Company Entities, taken as a whole.

4.3         Capitalization.

(a)        Schedule 4.3(a) sets forth, in each case as of the Execution Date, the authorized capital stock of the Company, including (i) the number of authorized Company Common Shares and the number of outstanding Company Common Shares and (ii) the number of authorized shares of preferred stock, par value $0.01 per share, and the number outstanding.  No shares of preferred stock are issued or outstanding.  All of the outstanding Company Common Shares are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable Law and not in violation of any preemptive rights, purchase options, call options, rights of first refusal, subscription right or similar right under any provision of the Organizational Documents or any other Contract to which the Company is a party or is otherwise bound.  Schedule 4.3(a) also sets forth the following, in each case, as of the Execution Date:  (A) the total number of RSU Awards outstanding and the corresponding number of Company Common Shares with respect to such RSU Awards, (B) the total number of PSU Awards outstanding and the corresponding number of Company Common Shares with respect to such PSU Awards (with the number of Company Common Shares for such purposes being based on the level of performance achievement that would otherwise result in the issuance of 100% of such Company Common Shares) (in each case, with respect to clauses (A) and (B), including both vested and unvested awards), and (C) the number of shares of Company Common Shares that remain unallocated under the Equity Plan.  All outstanding RSU Awards and PSU Awards were granted in accordance with the Equity Plan, all applicable Law, and all applicable securities exchange rules.

(b)        Except as set forth in the Stockholders Agreement or in Schedule 4.3(b) (i) none of the outstanding Company Common Shares is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Company Common Shares is subject to any right of first refusal in favor of the Company, or, to the Knowledge of the Company, in favor of any other Person; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the Stockholders have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Common Shares.  The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Common Shares or other securities.

(c)        Except as set forth in Schedule 4.3(c), as of the Execution Date, there are no:  (i) outstanding shares of capital stock of, or other Equity Securities in, any Company Entity; (ii) outstanding subscriptions, options, phantom stock, stock appreciation or similar equity-based rights, calls, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any Equity Security or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement (whether or not currently exercisable) obligating any Company Entity to issue any shares of capital stock, restricted stock units, stock-based performance units, other equity based units, or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any Equity Securities, shares of capital stock or other securities of any Company Entity; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations issued by any Company Entity that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Company Entity; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d)        Except as set forth in Schedule 4.3(d), all of the outstanding Equity Securities, capital stock or other voting securities of, or ownership interests in, each Company Subsidiary is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances (other than Permitted Encumbrances) and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

4.4       Authority; Binding Nature of Agreement.  The Company has all necessary corporate power and authority to enter into and deliver and, assuming the Stockholder Consent is obtained, to perform its obligations under this Agreement and to consummate the Transactions.  At a meeting duly called and held, the Company Board has:  (a) determined that this Agreement, the Transactions, including the Merger, and the Transaction Documents are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement, the Transactions (including the Merger) and the Transaction Documents, (c) approved the execution, delivery and performance by the Company of this Agreement, the Transaction Documents (if and to the extent the Company is a party thereto) and, subject to the approval of the Stockholders, the consummation of the Transactions (including the Merger), (d) directed that the adoption of this Agreement be submitted to a vote of the holders of issued and outstanding Company Common Shares and (e) recommended the adoption of this Agreement by the holders of Company Common Shares.  None of the foregoing resolutions has been subsequently withdrawn or modified in any way.  This Agreement has been duly executed and delivered by the Company.  Assuming due authorization, execution and delivery by Buyer, Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.  The approvals provided in the Stockholder Consents are the only vote or approval of the holders of any class or series of Equity Securities of the Company required to approve this Agreement and to consummate the Transactions and no other corporate proceedings on the part of the Company or other stockholder votes are necessary to authorize this Agreement or to consummate the Transactions.

4.5          Non-Contravention; Consents.

(a)         Except for obtaining the approvals provided in the Stockholder Consents and the filing of the Certificate of Merger with the Delaware Secretary of State, the execution and delivery of this Agreement and the Transaction Documents by the Company Entities and the consummation by the Company Entities of the Transactions will not:  (i) conflict with or cause a violation of any of the provisions of the Organizational Documents of the Company Entities; (ii) conflict with or cause a violation by the Company Entities of any Data Security Requirement, Law, or Order applicable to the Company Entities, or to which the Company Entities are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any Material Contract, except in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to impede the consummation by the Company Entities of the Transactions or materially impair the ability of the Company Entities to own and use their respective assets and operate their respective businesses in the ordinary course.

(b)        Except as may be required by the DGCL and except for such consents, filings and approvals, if any, as may be required under the HSR Act, the Company Entities are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Entity at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company Entities of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive would not and would not be expected to, individually or in the aggregate prevent, materially delay or materially impede the consummation by the Company Entities of the Transactions or materially impair the ability of the Company Entities to own and use their respective assets and operate their respective businesses in the ordinary course.

4.6        Financial Statements.  As set forth on Schedule 4.6, the Company has made available to Buyer true and complete copies of (a) (i) the audited consolidated balance sheet of the Company as of December 31, 2023 and December 31, 2024 and (ii) the related audited consolidated statements of operations, statements of cash flows and statements of changes of equity for the 12-month period ending, and as of, December 31, 2023 and December 31, 2024 (the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet and statement of operations and cash flows of the Company as of and for the six months ended June 30, 2025 (such date, the “Interim Balance Sheet Date,” such statements, the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of complete footnotes, none of which are expected to be materially adverse, individually or in the aggregate, to the Company), and, on that basis, present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company Entities, as applicable, as of the indicated dates and for the indicated periods (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of complete footnotes).

4.7         Absence of Changes.

(a)          Except as expressly contemplated by this Agreement, from the Interim Balance Sheet Date through the Execution Date:  (i) other than the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related to the sale process conducted by the Company in connection with this Agreement, the Company Entities have operated in all material respects in the ordinary course of business consistent with past practice; (ii) there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) except as set forth on Schedule 4.7(a)(iii), the Company Entities have not taken or agreed to take any action that, if taken after the Execution Date, would require the consent of Buyer pursuant to Section 6.2.

(b)        Since the Interim Balance Sheet Date, there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.8         Reserve Report.

(a)         The Company has made available to Buyer a true and complete copy of the reserve report prepared by the Company and evaluated by Cawley, Gillespie & Associates, Inc. (“CGA”) relating to the interests referred to therein as of January 1, 2025 (the “Reserve Report”), and no subsequent estimate of the Company Entities’ oil and gas reserves prepared by an unaffiliated person concerning the Oil and Gas Properties of the Company Entities has been delivered to or received by any Company Entity in writing on or before the Execution Date.

(b)        Except as would not reasonably be expected to be material and adverse, individually or in the aggregate, to the Company Entities, taken as a whole, the factual, non-interpretive data supplied by the Company Entities to CGA relating to the interests referred to in the Reserve Report, by or on behalf of the Company Entities that were material to CGA’s evaluation of the Company Entities’ estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company Entities in connection with CGA’s evaluation of the Reserve Report was, as of the time provided to CGA, accurate in all respects.  Except as would not reasonably be expected to be material and adverse, individually or in the aggregate, to the Company Entities, taken as a whole, the oil and gas reserve estimates of the Company Entities set forth in the Reserve Report are derived from reports that have been prepared internally by the Company’s management and evaluated by CGA, and such reserve estimates fairly reflect the oil and gas reserves of the Company Entities at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Reserve Report that would reasonably be expected to be material and adverse, individually or in the aggregate, to the Company Entities, taken as a whole.

4.9          Oil and Gas Leases.

(a)         Neither the Company nor any of the Company Subsidiaries has received written notice from any other party to any Oil and Gas Lease that the Company or any of the Company Subsidiaries is in material breach or default under any Oil and Gas Lease.

(b)         Except as set forth in Schedule 4.9(b), all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company Entities are being received by them in a timely manner and are not being held in suspense (by any Company Entity or, to the Knowledge of the Company, any Third Party operator thereof or any other Person) for any reason.

(c)          Except as otherwise set forth in Schedule 4.9(c), (i) there is no Well that any Company Entity is currently obligated to plug and abandon pursuant to the terms of any Oil and Gas Lease, Contract or applicable Law, (ii) all Wells have been drilled and completed at the legal location and within the limits permitted by all applicable Oil and Gas Leases, Contracts and pooling or unit agreements, and (iii) no Well is subject to material penalties or restrictions on allowable production because of any overproduction or any other violation of applicable Laws.

(d)          (i) All bonuses, rentals, shut-in and other similar payments due under the Oil and Gas Leases operated by any Company Entity have been properly and timely paid in accordance with the terms of such Oil and Gas Leases, and (ii) to the Knowledge of the Company, all bonuses, rentals and other similar payments due under any Oil and Gas Leases operated by Third Party operators have been properly and timely paid in accordance with the terms of such Oil and Gas Leases.

(e)          Except as set forth on Schedule 4.9(e), no Company Entity has received any (i) written notice from a lessor of any requirements or demands to drill additional wells on any of the Oil and Gas Leases, which requirements or demands have not been resolved or (ii) unresolved written notice seeking to terminate or materially amend any of the Oil and Gas Lease.

(f)          None of the Oil and Gas Leases contain express provisions obligating any Company Entity to drill any well (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Oil and Gas Lease and other than customary offset drilling provisions).

(g)          Except as set forth on Schedule 4.9(g), no Oil and Gas Lease operated by any Company Entity (or, to the Company’s Knowledge, operated by a Third Party) is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production.

(h)          Except as otherwise set forth in Schedule 4.9(h), no Oil and Gas Lease in its primary term expires within 12 months following the Execution Date.

4.10       Special Warranty of Defensible Title.  Subject to any Permitted Encumbrances, the Company Entities collectively represent and warrant Defensible Title with respect to the Oil and Gas Leases, Wells, Fee Minerals and DSUs listed on Exhibit A, Exhibit B, Exhibit C and Exhibit E, respectively, against every Person whoever is lawfully claiming the same or any part thereof by, through or under Company Entities or their Affiliates, but not otherwise.

4.11       Production Payments.  Except as set forth on Schedule 4.11, and except for Production Burdens reflected in the applicable Net Revenue Interest in the Reserve Report or on Exhibit A or Exhibit B, no Company Entity is obligated by virtue of a prepayment arrangement, make up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement to deliver Hydrocarbons or proceeds from the sale thereof, attributable to the Oil and Gas Properties of such Person at some future time, without then or thereafter receiving the full contract price therefor.

4.12      Consents, Preferential Purchase Rights, Tag-Along Rights and Drag-Along Rights.  Except as set forth in Schedule 4.12, none of the Oil and Gas Properties of any Company Entity is subject to any Preferential Rights, consents, transfer fees, termination fees or similar rights or obligations that are triggered, directly or indirectly, by or applicable to the Merger.

4.13       Real Property.  With respect to clauses (a) and (b), except with respect to any of the Company Entities’ Oil and Gas Properties, (a) the Company Entities, collectively, have good, valid and defensible title to all material real property owned by the Company Entities (collectively, the “Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (including for use as field offices) by the Company Entities (collectively, including the improvements thereon, the “Leased Real Property”) free and clear of all Encumbrances, except (i) Permitted Encumbrances and (ii) Encumbrances against or affecting any real property, including the Oil and Gas Properties, of any Company Entity that are to be discharged by or on behalf of such Company Entity at or prior to Closing, (b) each material Contract under which any Company Entity is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Leased Real Property (each, a “Real Property Lease”) is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and no Company Entity, nor to the Knowledge of the Company, any other party thereto, has received written notice of any material default under any Real Property Lease, and (c) there does not exist any pending or, to the Knowledge of the Company, Threatened condemnation or eminent domain Legal Proceedings that affect any of the Oil and Gas Properties, Owned Real Property or Leased Real Property.  Except with respect to any Oil and Gas Leases, Wells or Fee Minerals, Schedule 4.13 sets forth a true and complete list of all Owned Real Property and Leased Real Property.

4.14       Contracts.

(a)          Schedule 4.14(a) identifies each Company Contract (including any amendments, modifications, supplements or extensions thereof) that constitutes a Material Contract as of the Execution Date.  For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)          any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to a Company Entity in an amount having an expected value in excess of $250,000 in the fiscal year ending December 31, 2025 or in any later fiscal year;

(ii)        any Company Contract under which any Company Entity is lessee of, or holds or operates any personal property owned by any other Person, for which the annual rent exceeds $250,000;

(iii)       any Company Contract (A) evidencing Indebtedness of any Company Entity in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) or (B) pursuant to which any Company Entity is a guarantor of any Indebtedness for borrowed money; and (C) pursuant to which any Company Entity has pledged, transferred or otherwise granted an Encumbrance over assets of such Company Entity to secure Indebtedness;

(iv)        any Company Contract (A) providing for the sale by any Company Entity of Hydrocarbons that has a remaining term of greater than 60 days and does not allow the Company or such Company Entity to terminate it without penalty on 60 days’ or less notice or (B) that contains any calls on, or options to purchase, quantities of Hydrocarbons;

(v)          any Company Contract creating a partnership, joint venture or strategic alliance;

(vi)         any Collective Bargaining Agreement;

(vii)       any Company Contract with any Affiliate, director, executive officer, holder of 5% or more of the Company Common Shares or, to the Knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than any Employee Plans or any Employee offer letters that can be terminated at will without severance obligations);

(viii)     any Company Contract with a Company Associate or any other individual service provider of a Company Entity, in each case, with annual base compensation in excess of $250,000 or that (A) provides for payments that will be triggered by the Transactions or that otherwise become due in connection with a change of control transaction or (B) provides for retention bonuses, severance, or similar payments in excess of $250,000;

(ix)      any Company Contract that grants to any Person other than a Company Entity any exclusive rights, rights of first refusal, right of first offer, preferential right to purchase, drag-along right, tag-along right, appraisal right, option, put or call, or negotiation or other similar rights, or any most favored pricing provisions;

(x)          any Company Contract that contains an area of mutual interest, joint bidding area, joint acquisition area, non-compete, or restricts the ability of any Company Entity to (A) engage in any business or compete in any business with any Person, (B) operate in any geographic area or (C) solicit or hire any employee or consultant, in any case, that would materially impair the ability of the Company Entities to operate in the ordinary course;

(xi)      any Company Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any material Oil and Gas Property (other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business);

(xii)     any Company Contract that is a joint development agreement, exploration agreement, participation agreement, farmout, farm-in or program agreement, net profits interest agreement, production sharing agreement, pooling agreement, unit agreement, exchange, swap agreement, carried interest agreement or that contains any obligatory drilling commitment, or any similar Contract, in each case, for which the applicable term has not expired or terminated, or for which the primary obligations thereunder have not been fully performed;

(xiii)     any Company Contract providing for the sale by any Company Entity of Hydrocarbons that contains a “take-or-pay” clause or any similar prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor, acreage dedication, minimum volume commitments or capacity reservations fees to a gathering, transportation or other arrangement downstream of the wellhead, or that otherwise guaranties or commits volumes of Hydrocarbons from a Company Entity or the Oil and Gas Properties;

(xiv)     any Company Contract (A) that contains any license or grant of rights regarding Intellectual Property (other than (1) licenses for commercially available, off-the-shelf software with an aggregate annual fee, royalty, or other consideration of no more than $250,000, (2) Contracts related to Intellectual Property entered into with employees or third-party contractors in the ordinary course of business, or (3) Contracts primarily for the provision of services where the granting or obtaining (or agreement to obtain) any right to use, or permission or agreement to permit any other Person to use, any Intellectual Property is ancillary or incidental to the transactions contemplated in such contract); or (B) related to any Intellectual Property-related dispute, including any that is a co-existence, concurrent use, or consent to use Contract or other Intellectual Property-related settlement Contract;

(xv)        any Company Contract expressly limiting or restricting the ability of the Company or any of the Company Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock or other Equity Securities, (B) to make loans to the Company or any of the Company Subsidiaries or (C) to grant liens on the assets or property of the Company or any of the Company Subsidiaries;

(xvi)      any Company Contract that relates to the prior acquisition or disposition of any assets material (individually or in the aggregate) to the Company Entities, taken as a whole, during the three years prior to the Execution Date or for which there are, as of the Execution Date, any outstanding obligation or pending claim for indemnity that will or could reasonably be expected to be binding on any Company Entity or its assets after Closing;

(xvii)      any Company Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations;

(xviii)    any Company Contract that commits any Company Entity to make capital expenditures in excess of $500,000, individually or in the aggregate, in any calendar year;

(xix)       any Company Contract that is a plant agreement, injection agreement, repressuring or recycling agreement, saltwater or other disposal agreement, or water purchase, sourcing or similar agreement that is not terminable without penalty upon 90 days or less notice;

(xx)        any Company Contract that will be binding on the Company Entities or the Oil and Gas Properties after the Closing for which the primary purpose is (A) to indemnify another Person or (B) guaranteeing any payment or performance obligation of any Third Party;

(xxi)     any Company Contract relating to the voting or control of the Equity Securities of, or the election of directors, managers or members of, any Company Entity; and

(xxii)     any Company Contract that is a settlement, conciliation or similar agreement with any Person and pursuant to which the applicable Company Entities will have any material outstanding monetary obligations after the Execution Date and or that otherwise limit the operations of the applicable Company Entities or any of their respective assets.

(b)         As of the Execution Date, the Company has made available to Buyer or Buyer’s Representatives an accurate and complete and correct copy of each Material Contract (including any and all amendments, exhibits, schedules, annexes and supplements thereto).  With respect to each Material Contract, (i) the applicable Company Entity is not in material breach of or default under, nor has any of them received written notice of breach or default under, such Material Contract, (ii) to the Knowledge of the Company, no other party to such Material Contract has materially breached or is in default of any of its obligations thereunder, and (iii) no event has occurred that with or without notice, lapse of time or both would constitute a material breach of or default under any Material Contract by any Company Entity or, to the Knowledge of the Company, give any other Person the right to cancel, modify or terminate a Material Contract.  Each Material Contract is valid, binding, and in full force and effect with respect to the applicable Company Entities.  Each Material Contract is enforceable by the applicable Company Entity in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles.  During the past 12 months, no written notice of default or breach has been received by or delivered to any Company Group member under any Material Contract that remains unresolved, and there are no current notices received or delivered by any Company Group member of the exercise of any termination, price redetermination, market-out, curtailment, amendment, renegotiation, modification, acceleration, or delay in the maturity or performance of any such Material Contract (in whole or in part).

4.15       Liabilities.  Except as set forth on Schedule 4.15, the Company Entities do not have any Liabilities of any nature (whether accrued, absolute, contingent or otherwise), that are required to be recorded or reflected on a consolidated balance sheet of the Company Entities prepared in accordance with GAAP, except for:  (a) Liabilities disclosed, reflected or reserved against in the Financial Statements; (b) Liabilities or obligations incurred pursuant to the terms of this Agreement or as permitted or contemplated by this Agreement; (c) Liabilities for performance of obligations of the Company Entities under Contracts binding upon the applicable Company Entity (other than resulting from any breach or acceleration of such Contracts) made available to Buyer or Buyer’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business; (d) Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date; and (e) Liabilities that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Company Entities, taken as a whole.

4.16       Compliance with Laws; Permits.

(a)        The businesses of the Company Entities are currently being conducted, and at all times since January 1, 2022 have been conducted, in compliance with all applicable Laws in all material respects.  No Company Entity has received written notice of any actual or potential material violation of any applicable Law by any Governmental Entity.  No investigation, outstanding Order, unresolved notice relating to any actual or alleged violation of, or material liability under applicable Law, or ongoing review by any Governmental Entity with respect to the Company Entities is pending or Threatened in writing (or, to the Knowledge of the Company, Threatened orally).

(b)         Except as set forth on Schedule 4.16(b), the Company Entities have in effect all material Permits necessary, and such Permits are in full force and effect, for them to own, lease or operate their properties and assets and to carry on their businesses and operations, in each case, in the same manner as historically conducted.  The applicable Company Entities are in material compliance with each such Permit and there has occurred no material violation of, material default (with or without notice or lapse of time or both) under or event giving to others any material right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Merger.  All applications required to have been filed for the renewal of each such Permit have been duly filed, and all other filings required to have been made with respect to such Permits have been duly made, in each case, on a timely basis with the appropriate Governmental Entity, and to the Company’s Knowledge, there is no fact or circumstance that is reasonably likely to prevent the renewal of any such Permit from being obtained or to impose material conditions on the issuance thereof.  The Company Entities will collectively continue to have the use and benefit of all such Permits following consummation of the Transactions.

4.17       Tax Matters.  Except as set forth on Schedule 4.17:

(a)         Taking into account any valid extensions of the applicable due date, all Tax Returns required to be filed by or with respect to any of the Company Entities or the Oil and Gas Properties have been duly and timely filed, and all such Tax Returns are true, accurate and complete.  All Taxes payable by or with respect to the Company Entities or the Oil and Gas Properties have been duly and timely paid in full, except, in each case, with respect to Taxes being contested in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been reflected in the Financial Statements.  Each of the Company Entities has withheld and paid over to the appropriate Governmental Entity all amounts of Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and each Company Entity has complied in all material respects with all applicable reporting requirements with respect to the foregoing.  No Company Entity has incurred any Taxes outside the ordinary course of business since the Effective Time.

(b)          (i) there are no examinations or audits of any Tax Return of any Company Entity or with respect to Taxes of any Company Entity or any Oil and Gas Property that are in progress; (ii) within the last seven years, there has been no claim that has not been finally resolved that has been received by a Company Entity from any Governmental Entity in any jurisdiction where such Company Entity does not file Tax Returns that such Company Entity is or may be subject to Taxes or required to file any Tax Return in that jurisdiction and (iii) no extension or waiver of the limitation period applicable to any of the Company Returns has been granted and is currently in effect.

(c)          (i) No Legal Proceeding involving the IRS or any other Governmental Entity is pending or has been Threatened against or with respect to a Company Entity or any Oil and Gas Property in respect of any Tax; and (ii) no deficiency of Taxes has been asserted in writing as a result of any audit or examination by any Governmental Entity that has not been fully paid.

(d)       None of the Company Entities has (i) waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension remains open or in effect or (ii) granted to any Person any power of attorney with respect to any Tax matter that is currently in force.

(e)         None of the Company Entities has any Liability for the Taxes of any other Person (other than the Company Entities) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, pursuant to a Contract (other than pursuant to (i) customary provisions included in credit agreements, leases, commercial agreements, agreements entered into with employees, and other agreements entered into in the ordinary course of business not primarily related to Taxes and (ii) any agreement solely between or among any of the Company Entities), as a result of any express or implied obligation to indemnify any other Person, or otherwise.

(f)          No Company Entity is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or a combined, consolidated, unitary or other similar group for Tax purposes (other than a group of which a Company Entity is or was the common parent).

(g)        None of the Company Entities is a party or subject to (i) any Tax allocation or sharing agreement or similar agreement or arrangement, (ii) any closing or similar agreement with any Taxing Authority, or (iii) any private letter ruling or comparable ruling of any Taxing Authority.

(h)         None of the Company Entities has (i) participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (other than a “loss transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(5)) or any similar provision of state, local, or foreign Law, (ii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act, or (iii) deferred any Taxes under the CARES Act.

(i)          There are no Encumbrances for Taxes on any asset of any Company Entity other than Permitted Encumbrances.

(j)        None of the assets of any Company Entity is subject to any Tax partnership agreement or are otherwise treated or required to be treated as subject to an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k)        No Company Entity has constituted or been purported or intended to constitute either a “distributing corporation” or a “controlled corporation” in a distribution of stock that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(l)          No Company Entity will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of any (i) change in or use of an improper method of accounting for a Pre-Closing Tax Period, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of foreign, state or local Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) deferred revenue accrued or prepaid amount received on or prior to the Closing Date.

(m)       No Company Entity has or has ever had, any branch, permanent establishment, office or agency outside of the country of its formation or is, and has ever been, resident for Tax purposes in any jurisdiction outside of the country of its formation.

(n)        All related party transactions involving any Company Entity comply with the principles set forth in Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding provision of state, local or foreign Law) and any other applicable Law on transfer pricing and each of the Company Entities have maintained all applicable records with respect to transfer pricing required to avoid the imposition of penalties under all applicable Law.

(o)         There is no unclaimed property or escheat obligation with respect to any property or other assets held or owned by any Company Entity, and each Company Entity is in compliance in all respects with applicable Law relating to unclaimed property and escheat obligations.

(p)        The U.S. federal (and applicable state and local) Income Tax classification of each Company Entity since its respective formation is set forth on Schedule 4.17(p).

4.18       Employee Matters.

(a)        No Company Entity is a party to, or is bound by, any Collective Bargaining Agreement; there are no Collective Bargaining Agreements or any other labor-related agreements or arrangements that pertain to any of the Employees, and none is currently being negotiated; and no Employees are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with any Company Entity.  Except as set forth on Schedule 4.18(a):  (i) since January 1, 2022 there has not been any pending or, to the Knowledge of the Company, Threatened strike, slowdown, work stoppage, lockout, job action, picketing, hand billing, unfair labor practice charge, material labor arbitration, material grievance, other material labor dispute, or union organizing activity against or affecting a Company Entity or any of its employees; (ii) there is not any pending or, to the Knowledge of the Company, Threatened strike, slowdown, work stoppage, lockout, job action, picketing, hand billing, unfair labor practice charge, material labor arbitration, material grievance, other material labor dispute, or union organizing activity against or affecting a Company Entity or any of its employees.

(b)         Since January 1, 2022, there has been no Legal Proceeding pending or, to the Knowledge of the Company, Threatened relating to employment, labor, or any employment practices of any kind, including those relating to any terms and conditions of employment, employment agreement, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), leave of absence, plant closings and layoffs (including the WARN Act), employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, restrictive covenants, pay transparency, disability rights or benefits (other than routine claims for benefits), equal opportunity, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action, unemployment insurance, health and safety, retaliation, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas) or discrimination, harassment or retaliation matters involving any current or former Employee, including charges or complaints of unfair labor practices or harassment complaints;

(c)        Since January 1, 2022, the Company Entities have complied in all material respects with all applicable Laws related to labor and employment, including employment practices, employment standards, employment of minors, employment discrimination, retaliation, and harassment, health and safety, labor relations, workplace safety, insurance, pay equity, pay transparency, withholding, wages and hours (including the classification and compensation of independent contractors and exempt and non-exempt employees), reductions in force and plant closures (including under the WARN Act), immigration (including the completion of IRS Forms I‑9 for all employees and the proper confirmation of employee visas), restrictive covenants, disability rights or benefits, equal opportunity, workers’ compensation, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance, and any notice, information and consultation requirements.  No Company Entity has received written or, to the Knowledge of the Company, oral notice from any Governmental Entity responsible for the enforcement of labor or employment laws of the intent of any such Governmental Entity to conduct an audit, investigation, inquiry or Legal Proceeding of or involving such Company Entity that has not been completed, and, to the Knowledge of the Company, no such audit, investigation, inquiry or Legal Proceeding is in progress.  Except as would not result in material Liability for the Company Entities, taken as a whole, each Company Entity has filed all reports, information and notices required under applicable Laws regarding the hiring, hours, wages, occupational safety and health, employment, promotion or termination of all employees or relating to labor or employment.

(d)        Except as would not result in material Liability for the Company Entities, taken as a whole, there is no, and since January 1, 2022 there has been no, (i) misclassification of any individual that renders services to any Company Entity who is classified as (A) an independent contractor or other non-employee service provider, (B) an exempt or non-exempt employee or (C) an intern, in each case for all purposes, including taxation and Tax reporting, Fair Labor Standards Act purposes and applicable Laws governing labor and employment, (ii) failure of any Company Entity to fully and timely pay or accrue all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation due and payable to all employees, including all overtime pay, vacations or vacation pay, holidays or holiday pay and sick days or sick pay, and have maintained records for all employees and personnel records in compliance with applicable Laws, or (iii) outstanding penalties pursuant to worker’s compensation statutes, or charges regarding same.

(e)        The Company Entities have complied in all respects with the requirements of the Immigration Reform and Control Act of 1986 and Section 274(A) of the Immigration and Nationality Act with respect to all employees, and, to the Knowledge of the Company, all employees who have performed services for the Company Entities in the United States have been legally authorized to work in the United States.

(f)        Since January 1, 2018, there has not been any “mass layoff,” “plant closing” or similar event as defined by the WARN Act affecting any of the Company Entities or any of their current or former Employees.

(g)         As of the Execution Date, to the Knowledge of the Company, no Employee with annualized compensation at or above $100,000 intends to terminate his or her employment with any Company Entity prior to the one-year anniversary of the Closing Date.

(h)         To the Knowledge of the Company, no current or former employee or independent contractor of any Company Entity is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or other restrictive covenant obligation: (i) owed to any Company Entity; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Company Entity.

(i)         None of the Company Entities is, or since January 1, 2022 has been, party to a settlement agreement with any current or former Employee or current or former independent contractor of any Company Entity resolving allegations of sexual harassment or sexual misconduct made against any officer, director or management-level employee of the Company Entities.  There are no, and since January 1, 2022 there have not been any, allegations of sexual harassment or sexual misconduct against any officer, director or management-level employee of the Company Entities of which the Company has Knowledge or that were reported to the Company.

4.19       Benefit Plans.

(a)       Schedule 4.19(a) sets forth an accurate and complete list of all material Employee Plans.  The Company has made available to Buyer or Buyer’s Representatives prior to the execution of this Agreement, with respect to each material Employee Plan, accurate and complete copies (as applicable) of:  (i) the most recent plan document and all amendments thereto (or a written summary of the material terms thereof if such plan is unwritten) and all related trust agreements, insurance Contracts or other funding arrangements; (ii) the most recent IRS determination letter, advisory letter or opinion letter with respect to the Employee Plan’s tax-qualified status; (iii) the most recent annual actuarial valuation, the most recent financial statements and the most recent Form 5500 (with all schedules and attachments thereto); (iv) the most recent summary plan description and all summaries of material modifications to such summary plan description; and (v) all material, non-routine correspondence with any Governmental Entity during the past three years.

(b)         No Employee Plan is, and none of the Company Entities sponsors, maintains, contributes to or is required to contribute to, or has any Liability under or with respect to, a (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Section 302 or Title IV of ERISA or Code Section 412 or 430, (ii) “multiemployer plan,”(as defined in Section 3(37) or 4001 of ERISA), (iii) “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  None of the Company Entities has any Liability by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.  Except as disclosed on Schedule 4.19(b), no Employee Plan provides, and none of the Company Entities has any Liability to provide, any retiree, post-ownership or post-termination health or life insurance or any other welfare-type benefits to any Person other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law and for which the recipient pays the full cost of coverage.

(c)         Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, has received a current favorable determination letter or can rely on an advisory or opinion letter from the IRS, and there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the revocation of such IRS determination letter, advisory letter or opinion letter.  Each of the Employee Plans is and has been established, maintained, funded, administered and operated in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code.  None of the Company Entities has incurred (whether or not assessed) any material Taxes, penalties or other material Liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.  There has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breach of fiduciary duty (as determined under ERISA) with respect to any Employee Plan that could reasonably be expected to result in any material tax or sanctions.  All contributions, distributions, reimbursements and premiums required under the terms of each Employee Plan and applicable Law have been timely made in all material respects for all periods ending prior to the Closing, or if not yet due, properly accrued in all material respects.

(d)       Except as disclosed on Schedule 4.19(d), neither the execution and delivery of this Agreement nor the consummation of the Transactions, alone or in combination with any other event whether contingent or otherwise will:  (i) entitle any current or former Company Associate or independent contractor of any of the Company Entities to any compensation or benefits; (ii) accelerate the time of payment, funding or vesting of, or increase the amount of, or result in the forfeiture or forgiveness of compensation or benefits (including equity-based compensation) due to any Company Associate or independent contractor of any of the Company Entities under any Employee Plan or otherwise; (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Employee Plan on or following the Merger Consummation Time.

(e)          Except as disclosed on Schedule 4.19(e), the Company Entities are not a party to any Contract that would require the Company Entities, nor do the Company Entities have any obligation (current or contingent), to compensate, gross-up, indemnify, make whole or otherwise reimburse any individual for excise Taxes paid pursuant to Section 409A, 457A or 4999 of the Code (or any corresponding provisions of state, local or foreign Tax law).

(f)          Each Employee Plan, or other agreement or arrangement of any Company Entity that constitutes, in whole or in part, a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been documented, operated, administered and maintained, in form and operation, in accordance in all material respects with Section 409A of the Code and applicable guidance of the Department of Treasury and the IRS.

(g)          Except as set forth on Schedule 4.19(g), no payment or benefit or deemed payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property) by any “disqualified individual” within the meaning of Section 280G(c) of the Code as a result (alone or in combination with any other reasonably foreseeable event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Transactions, will result in an “excess parachute payment” within the meaning of Section 280G of the Code, as determined without regard to any arrangements implemented by or at the direction of either of Buyer or any of its respective Affiliates that are not otherwise described in Schedule 6.13(a).

(h)        Except as would not, individually or in the aggregate, reasonably be expected to impose a material liability to the Company Entities, taken as a whole, (i) there are no pending or, to the Knowledge of the Company, Threatened or anticipated Legal Proceedings (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto, and (ii) no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of the Company, Threatened or anticipated with respect to any Employee Plan.

(i)        Schedule 4.19(i) sets forth the following, in each case, as of the Execution Date:  (A) the number of RSU Awards, the holder of each RSU Award, the corresponding number of Company Common Shares with respect to such RSU Awards, the grant dates of such RSU Awards and the standard vesting schedule for such RSU Awards (including any deviations therefrom) and (B) the number of PSU Awards, the holder of each PSU Award, the corresponding number of Company Common Shares with respect to such PSU Awards (with the number of Company Common Shares for such purposes being based on the level of performance achievement that would otherwise result in the issuance of 100% of such Company Common Shares), the grant date of such PSU Awards and the standard vesting schedule (including any deviations therefrom) for such PSU Awards (in each case, with respect to clauses (A) and (B), including both vested and unvested awards).  All outstanding RSU Awards and PSU Awards are evidenced by written award agreements substantially in the forms that have been made available to Buyer prior to the Execution Date.

4.20       Environmental Matters.  Except as set forth on Schedule 4.20:

(a)        the Company Entities’ ownership and operation of the Oil and Gas Properties are, and at all times since January 1, 2022 have been, in compliance in all material respects with Environmental Laws and all Permits required under Environmental Laws;

(b)         since January 1, 2022 (or earlier to the extent unresolved), no Company Entity (i) has received from any Governmental Entity any written notice of material violation of, alleged material violation of, material non-compliance with, or material Liability under any Environmental Law, including any such notice involving its operation of the Oil and Gas Properties, and (ii) is not and has not been subject to any “administrative order,” “consent order” or other agreement, including with respect to the ownership or operation of the Oil and Gas Properties, with a Governmental Entity imposing material ongoing obligations pursuant to Environmental Laws;

(c)          since January 1, 2022, there has been no Release, treatment, storage, handling or disposal of, exposure to or contamination by Hazardous Materials, including by the Company Entities at any of the Oil and Gas Properties, in each case in a manner that has resulted in or would reasonably be expected to result in material Liabilities of the Company Entities under Environmental Law;

(d)         the Company Entities have not assumed or provided an indemnity with respect to any material Liability of any other Person under Environmental Laws or relating to Hazardous Materials; and

(e)        copies of all material environmental reports, site assessments or compliance audits that have been prepared by or on behalf of the Company Entities since January 1, 2022 relating to the Oil and Gas Properties or any other current or former properties or operations of the Company Entities have been made available for inspection by Buyer.

4.21          Insurance.  Schedule 4.21 sets forth a true and complete list of all insurance policies of the Company Entities relating to the business, assets and operations of the Company Entities in effect as of the Execution Date, a copy of each of which has been made available to Buyer.  Each such policy is in full force and effect in all material respects, no notice of cancellation or material modification has been received by any Company Entity, and there is no existing material default or event that, with the giving of notice or lapse of time or both, would constitute a material default by any insured under such insurance policies.  There is no claim pending under any such policies as to which coverage has been denied or disputed by the insurer, nor has any Company Entity or any of their Affiliates failed to timely report any material claim or reportable incident under such insurance policies.  As of the Execution Date, no policy limits applicable to any such policies have been exhausted or materially reduced.

4.22       Legal Proceedings; Orders.

(a)         Except as set forth on Schedule 4.22(a), there is no, and during the three-year period immediately preceding the Execution Date there has not been, any Legal Proceeding pending, or Threatened, by or against any Company Entity (or, to the Knowledge of the Company, any Third Party operator of any the Company Entities’ assets).

(b)          There is no outstanding Order to which a Company Entity is subject, including for the avoidance of doubt, any Order seeking to prevent, enjoin, alter or delay the consummation of the Transactions.

(c)          No investigation, audit, inquiry or review by any Governmental Entity with respect to a Company Entity is pending or being Threatened.

4.23      Brokers.  Except as disclosed on Schedule 4.23, no Company Entity of any of their Affiliates has incurred any Liabilities for any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions.

4.24      Affiliate Transactions.  Except as set forth on Schedule 4.24, there are no Contracts between or among any Company Entity, on the one hand, and Related Party or Affiliate thereof, on the other hand, except for Contracts relating to employment or similar relationships, the provision of compensation and benefits to officers, directors, managers or employees of the Company Entities and powers of attorney and similar grants of authority, in each case, made or entered into by any Company Entity in the ordinary course of business.  Except for the ownership of Company Common Stock by the Stockholders and the holding of Compensatory Grants by the Compensatory Grant Holders, no Related Party (other than the Company Entities) owns an interest in the assets or business of any Company Entity.

4.25     Capital Expenditures.  Except as set forth on Schedule 4.25, as of the Execution Date, there are no outstanding authorizations for expenditure or other capital commitments relating to any property or asset of any Company Entity that the Company reasonably anticipates to require expenditures by any Company Entity after the Execution Date in excess of $250,000.

4.26     Governmental Filings.  As of the date of this Agreement, no fact or circumstance exists, including any current holding or transaction under consideration by the Company or any of its Affiliates, that would reasonably be expected to prevent or delay any required approvals from any Governmental Entity, or any other Filings or Permits required under any applicable Laws with respect to the Transactions.

4.27     Derivative Transactions.  Schedule 4.27 contains a complete and accurate list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by any Company Entity as of the Execution Date, the material terms thereof (including the type of transaction, term, effective date, termination date, notional amounts), and the counterparty thereto.  The Company has made available to Buyer a true, correct, and complete copy of all master agreements and confirmations evidencing such Derivative Transactions.

4.28          Anti-Corruption & Trade Control Laws.

(a)        None of the Company Entities, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company Entities have, directly or indirectly, (i) made, offered, promised, authorized, or received any payment or gift of any money or anything of value to, from or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”)), foreign political party or official thereof, political campaign or public international organization in violation of U.S. and non-U.S. Laws relating to the prevention of bribery and corruption and money laundering, including the FCPA (collectively, “Anti-Corruption Laws”); or (ii) otherwise taken or failed to take any action that would cause the Company Entities to violate any Anti-Corruption Laws.

(b)        None of the Company Entities, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company Entities is currently, or has been since April 24, 2019, (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in violation of Sanctions, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(c)        The Company has not, in connection with or relating to the business of the Company Entities, received from any Governmental Entity or any Person any notice, inquiry or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.  There are no pending or, to the Knowledge of the Company, Threatened claims against the Company or any Subsidiary with respect to Anti-Corruption Laws or Trade Control Laws.

4.29       Intellectual Property.

(a)         Schedule 4.29(a) sets forth an accurate and complete list of all registrations of or pending applications for registration of Intellectual Property included in the Company Intellectual Property, and all such registrations are subsisting, valid and enforceable, and all such applications are pending and in good standing.

(b)          Except as set forth in Schedule 4.29(b):

(i)        the Company Entities exclusively own and possess all right, title and interest in and to the Company Intellectual Property and have taken commercially reasonable measures to protect the same, and have a valid right to use all other Intellectual Property used in or necessary for the operation of the businesses of the Company Entities (together with the Company Intellectual Property, the “Business Intellectual Property”), in each case, free and clear of all Encumbrances other than (A) Permitted Encumbrances and (B) Encumbrances against or affecting any Business Intellectual Property that are to be discharged by or on behalf of the Company Entities at or prior to Closing;

(ii)        the Business Intellectual Property constitutes all of the Intellectual Property, in all material respects, necessary to operate the businesses of the Company Entities;

(iii)       since January 1, 2022, no Person has Threatened any claims contesting the validity, enforceability, use, or ownership of any Company Intellectual Property;

(iv)        (A) the Company Entities and the conduct of their businesses as currently conducted are not infringing, misappropriating or violating, and have not since January 1, 2022 infringed, misappropriated or violated, any Intellectual Property of any Person, and (B) since January 1, 2022, none of the Company Entities have received any written, or to the Knowledge of the Company, oral claims alleging the foregoing in clause (A) or been party to any Legal Proceeding related thereto; and

(v)          to the Knowledge of the Company, no Person is infringing, misappropriating, or violating any of the Company Intellectual Property.

4.30       Information Technology and Data Matters.

(a)          The Company Entities use commercially reasonable efforts to protect the confidentiality, integrity and security of the Systems from any material unauthorized use, access, interruption or modification.  Such Systems are, to the Knowledge of the Company, (i) sufficient for the needs of the Company Entities as their businesses are currently conducted, (ii) free from bugs, defects, material vulnerabilities, disabling mechanisms, viruses, time locks, Trojan horses, malware and other contaminants or corruptants and (iii) in sufficiently good working condition to effectively perform all information technology operations necessary for the performance of the Company Entities’ businesses.

(b)        Since January 1, 2022, there have been no unauthorized intrusions, failures, breaches, breakdowns, continued substandard performance or other adverse events affecting any such Systems that have caused any material disruption of or interruption in or to the use of such Systems or the operation of the Company Entities’ businesses.  The Company Entities maintain commercially reasonable disaster recovery plans, procedures and facilities.

(c)        The Company Entities are currently, and have, since January 1, 2022, been in compliance with all Data Security Requirements in all material respects.  No Company Entity has experienced any Security Breach and no Company Entity has received any complaints or other notices relating to the Data Security Requirements or any Security Breach.

4.31       Payout Status.  Schedule 4.31 contains an accurate list of the status of any material payout balances for each Oil and Gas Lease or Well that is subject to a reversion or other adjustment at any level of cost recovery or Hydrocarbon production, as of the dates shown on such schedule with respect to such Oil and Gas Lease or Well.

4.32       Wells.

(a)         Except as set forth on Schedule 4.32(a), there is no Well (i) operated by any Company Entity for which any Company Entity has any obligation to plug and abandon, within 12 months of the Execution Date, pursuant to the express terms of any Oil and Gas Lease, Contract or applicable Law (other than any such Well for which an extension was granted by a Governmental Entity or pursuant to any applicable Law) or (ii) that is neither in use for purposes of production or injection, nor suspended nor temporarily abandoned in accordance with applicable Oil and Gas Leases, Contracts or Laws.

(b)         Except as set forth on Schedule 4.32(b), all Wells drilled and completed by any Company Entity have been drilled and completed in a manner that is within the limits permitted by applicable Oil and Gas Leases, Contracts, Permits or Laws.

(c)         Except as set forth on Schedule 4.32(c), there are no Wells that have been plugged, dismantled or abandoned by any Company Entity in a manner that does not comply in all material respects with applicable Oil and Gas Leases, Contracts, Permits or Laws.

(d)          No Well operated by any Company Entity is subject to penalties on allowables after the Closing Date because of overproduction.

4.33       Bonds and Credit Support.  Schedule 4.33 lists all (a) bonds, letters of credit or other similar credit support instruments that are maintained by any Company Entity or any Affiliate thereof with Governmental Entities any other Person with respect to the ownership or operation of the Company Entities’ assets and (b) any other material credit support that any Company Entity is liable for or that is binding on any Company Entity.

4.34       Imbalances.  Except as set forth on Schedule 4.34, there are no material Imbalances with respect to any Company Entity’s interest in the Oil and Gas Properties.

4.35      Suspense Funds.  Except as set forth on Schedule 4.35, no Company Entity holds any Suspense Funds, other than amounts that are less than the statutory maximum amount that the applicable Company Entity is permitted to accumulate prior to payment.  Except as set forth on Schedule 4.35, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties are being received by the applicable Company Entity in a timely manner consistent with historical practices and are not being held in suspense.  Each Company Entity is in material compliance with all applicable Laws relating to escheat or unclaimed or abandoned property and no Company Entity is subject to, nor has received notice of, any pending audit or proceeding relating to any escheat or unclaimed or abandoned property obligations.

4.36      Non-Consent Operations.  Except as set forth on Schedule 4.36, as of the Execution Date, no operations have been proposed or are being conducted (or have been conducted) with respect to the Oil and Gas Properties in which such Company Entity or any Affiliate thereof has elected not to participate that would result in forfeiture of any such assets or the incurrence of a penalty as a result of such election not to participate, in each case, for which the applicable Company Entities’ rights and interests in such assets have not yet reverted to such Company Entities as of the Execution Date.

4.37       Surface Use.  Except as set forth on Schedule 4.37, (a) none of the Oil and Gas Leases or Company Contracts are subject to or contain any restrictions on the use of the surface by any Company Entity in connection with Hydrocarbon operations that would materially and adversely affect the ownership or operation of the Oil and Gas Properties as currently owned and operated, (b) no Company Entity is in material breach of the terms, provisions or conditions of the Surface Rights, and (c) the Oil and Gas Properties include sufficient surface access rights to permit the ownership and operation of the Oil and Gas Leases and Wells as currently owned and operated in all material respects.

4.38      Personal Property.  All personal property owned or leased by any Company Entity is in an operable state of repair, sufficient to maintain normal operations with respect to such property as currently operated and used by or on behalf of the Company Entities, in all material respects, ordinary wear and tear excepted.  Except as set forth on Schedule 4.38, the personal property owned or leased by each Company Entity constitutes, in all material respects, all of the personal property necessary for the business and assets of such Company Entity to be owned and operated in the same manner as such ownership and operations have been historically conducted.

4.39       Bank Accounts; Officers; Powers of Attorney.

(a)          Schedule 4.39(a) sets forth an accurate and complete list of all deposits, accounts, and Contracts, including outstanding balances, relating to Restricted Cash.  Other than as set forth on Schedule 4.39(a), no Company Entity has any obligation in respect of Restricted Cash.

(b)         Schedule 4.39(b) sets forth an accurate and complete list of (i) all banks or other financial institutions with which any Company Entity maintains an account, safe deposit box or lock box, showing the type and account number of each such account, as applicable, and the names of the Persons authorized as signatories thereon or to act or deal in connection therewith, (ii) all officers, directors and managers of each Company Entity and (iii) all valid powers of attorney issued by any Company Entity that will remain in effect following the Closing.

4.40      Books and Records.  Each Company Entity maintains all books of account and other business records required by applicable Law and as necessary to conduct the business of such Company Entity in the same manner as such business has been historically conducted.

4.41      Regulatory Matters.  None of the Company Entities: (a) is a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, and none of the Company Entities has operated, or provided services, using any of its assets in a manner that subjects such Company Entity, any Third Party operator of the such assets or any future owner of such assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to a certificate of limited jurisdiction as described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act; and (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions.  None of the Company Entities has acquired any of its assets through the use or threatened use of eminent domain or condemnation.  There is no actual, or to the Knowledge of the Company, Threatened taking (whether permanent, temporary, whole or partial) of any asset of any Company Entity (in whole or in part) by reason of condemnation or eminent domain or the threat of condemnation or eminent domain.

4.42      Specified Matters.  Except as set forth on Schedule 4.42, there are no material Liabilities incurred by, suffered by or owing by any Company Entity or its Affiliates as of the Closing caused by, arising out of, or resulting from the following matters:

(a)         any Third Party injury or death or damage of Third Party properties (excluding any such property damage that is related to or caused by any Environmental Defect) occurring on or with respect to the ownership or operation of any assets of any Company Entity since November 1, 2020;

(b)        any civil fines or penalties or criminal sanctions, in each case, imposed by Governmental Entities on any Company Entity, to the extent resulting from any violations of Law (including any Environmental Law) since November 1, 2020 as a result of any Company Entity’s ownership, operation or use of its assets; and

(c)        any transportation or disposal since November 1, 2020 of Hazardous Materials from the assets of any Company Entity to a site that is not an asset of such Company Entity that would be in violation of applicable Environmental Law or that would arise out of or give rise to a material Liability under applicable Environmental Law.

4.43      Casualty Losses.  Subsequent to the Effective Time and on or prior to the Execution Date, there have been no Casualty Events for which unresolved Liabilities exist in excess of $500,000, in the aggregate.

4.44      Sufficiency of Assets.  Except as set forth on Schedule 4.44, the assets owned, leased or licensed by the Company Entities constitute all of the assets, properties and rights, tangible or intangible, real or personal, that are necessary to conduct the business and operations of the Company Entities as currently conducted, in all material respects.

4.45       No Transfer.

(a)       With respect to any asset for which any Company Entity owned any depths other than the Target Formation(s), except as set forth on Schedule 4.45, no Company Entity has intentionally transferred, sold, mortgaged or pledged any material portion of such assets with respect to depths other than the Target Formation(s) since September 1, 2023.

(b)       Except for the sale of Hydrocarbons in the ordinary course of business or as set forth on Schedule 4.45, since January 1, 2025 no Company Entity has transferred, sold, mortgaged, pledged or subjected to any Encumbrance any asset or properties in an amount in excess of $250,000.

4.46       Lease Operating Statements.  Except as otherwise specified on Schedule 4.46, the information contained in the lease operating statements set forth on Schedule 4.46 is true and correct and accurately reflects the costs associated with operating the assets of the Company Entities in all material respects for the time periods covered thereby, subject to ordinary course reconciliations.

4.47      Production Burdens.  Except (a) as set forth on Schedule 4.47 or (b) for the Suspense Funds, each Company Entity has properly paid all Production Burdens upon, measured by or payable out of, production therefrom due by each Company Entity or its Affiliates with respect to the Oil and Gas Properties.

4.48     Bankruptcy.  There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by or, to the Knowledge of the Company, Threatened in writing against any Company Entity.

4.49       No Other Representations or Warranties.

(a)        Except in the case of Fraud, the representations and warranties of the Company set forth in this Article IV and any certificate delivered by the Company in connection with this Agreement, and Buyer’s rights pursuant to Article X, Article XI, and Article XII, (i) the Company Common Shares (including, indirectly through the sale of the Company Common Shares, the assets, properties, liabilities, condition, operations or prospects of the Company Entities) are being furnished on an “AS IS” and “WHERE IS” basis as of the Closing and (ii) none of the Company, its Affiliates or any of their respective Representatives have made, or shall be deemed to have made, any other representation or warranty, express or implied, at law or in equity, in respect of the Company Common Shares or the assets, properties, Liabilities, condition, operations or prospects of the Company Entities, including with respect to (A) merchantability or fitness for any particular purpose, (B) the operation of the business of the Company Entities after the Closing, (C) the probable success or profitability of the business of the Company Entities after the Closing or (D) the accuracy or completeness of any (1) projections, predictions, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) that may be contained or referred to in the Company Disclosure Schedules or elsewhere or (2) information, documents or materials regarding the business of the Company Entities, the Company Common Shares or the assets and properties of the Company Entities, including any information furnished or made available to Buyer, its Affiliates or their respective Representatives in any confidential information memorandum or presentation, “data room,” “virtual data room,” management presentation or in any other form in expectation of, or in connection with, the Transactions (the items and information referred to in the immediately preceding clauses (1) and (2) collectively, the “Evaluation Material”), or the appropriateness or suitability of the Evaluation Material for the purposes of enabling Buyer to consummate the Transactions.  Any such other representations or warranties are hereby expressly disclaimed.

(b)        Except in the case of Fraud and the representations and warranties of Buyer and Merger Sub expressly set forth in Article V and any certificate delivered by Buyer and Merger Sub in connection with this Agreement, none of Buyer, Merger Sub, their respective Affiliates or any of their respective Representatives has made, or shall be deemed to have made, and the Company has not relied on, is not relying on and hereby disclaims reliance upon, any other representation or warranty, express or implied, at law or in equity.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF
BUYER, PARENT AND MERGER SUB

Buyer, Parent and Merger Sub represent and warrant to the Company as follows:

5.1        Due Organization.  Each of Buyer, Parent and Merger Sub is a corporation or limited liability company, as applicable, duly formed, duly organized, validly existing and in good standing (in each case, if applicable) under the laws of its jurisdiction of organization.  Each of Buyer, Parent and Merger Sub has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except for any such failure that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.  Each of Buyer, Parent and Merger Sub is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

5.2          Capitalization of Parent.

(a)         As of the close of business on September 5, 2025 (the “Measurement Date”), (i) the issued share capital of Parent consists only of 77,935,467 shares of Parent Common Stock (excluding, for the avoidance of doubt, any shares of Parent Common Stock held in treasury), and (ii) no shares of Parent Common Stock were held in treasury.  As of the Measurement Date, there were 4,560,898 outstanding restricted stock units, options to purchase shares of Parent Common Stock and other stock-settled equity-based awards granted by Parent.  From the Measurement Date until the date of this Agreement, no additional Equity Securities of Parent have been issued, other than shares of Parent Common Stock, if any, issued or authorized to be issued in connection with or pursuant to Parent’s ordinary course of business that are set forth in Schedule 5.2(a).

(b)         All of the issued shares of Parent Common Stock have been duly authorized and validly issued in accordance with the Organizational Documents of Parent, are fully paid and not subject to further calls, and were not issued in violation of any preemptive rights, rights of first refusal, or other similar rights of any Person.  The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued and fully paid and will not be subject to further calls or to preemptive rights, will have the rights, preferences and privileges specified in the Organizational Documents of Parent and will be free of any Encumbrance, other than restrictions on transfer pursuant to applicable securities Laws.

(c)         As of the date of this Agreement, except as set forth in this Agreement or as disclosed by Parent in its SEC Documents, (i) except with respect to shares to be issued as set forth in Schedule 5.2(c), there are no Equity Securities of Parent issued or authorized or reserved for issuance, (ii) there are no outstanding options, profits interests, phantom units, restricted stock units, stock appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any Equity Securities of Parent or any commitment to authorize, issue or sell the same, and (iii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other Equity Security in Parent or any such securities or agreements listed in clause (ii).

(d)         As of the date of this Agreement, neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(e)         There are no voting trusts, member or partnership agreements or voting agreements or other agreements, rights, instruments or understandings to which Parent is a party with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Parent Common Stock.

(f)          True, correct and complete copies of the Organizational Documents of Parent have been provided to the Company and reflect all amendments and modifications made thereto at any time prior to the Execution Date.  Neither Parent nor any of its Subsidiaries is in violation of its Organizational Documents in any material respect.

(g)          Parent is not, and immediately after the issuance and sale of the Parent Common Stock constituting the Equity Consideration will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

5.3        Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental to the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to Merger Sub’s formation.  Buyer owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

5.4         Authority; Binding Nature of Agreement.  The execution, delivery and performance of this Agreement, all documents required to be executed and delivered by each of Parent, Buyer and Merger Sub at the Closing and all Transaction Documents to which such Party is or will be a party, and the performance of the Transactions, have been duly and validly authorized by all necessary corporate or limited liability company action on the part of such Party, in each case subject only to, in the case of Parent, the approval of the Listing Applications (subject, in the case of the NYSE SLAP, to official notice of issuance).  This Agreement has been duly executed and delivered by each of Parent, Buyer and Merger Sub (and all documents required hereunder to be executed and delivered by each of Parent, Buyer and Merger Sub at Closing and all Transaction Documents will be duly executed and delivered by such Party) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of such Party, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.5         Non-Contravention; Consents.

(a)         Except as set forth on Schedule 5.5(a), the execution, delivery and performance of this Agreement and the Transaction Documents by each of Parent, Buyer and Merger Sub, and the Transactions, will not (i) conflict with or violate any provision of the Organizational Documents of Parent, Buyer or any of their respective Subsidiaries, (ii) conflict with, result in a default or breach (with or without due notice or lapse of time or both) under or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration of any obligation, right of payment, or the loss of any benefit under, or require any consent of any pursuant to, any material note, bond, mortgage, indenture or other financing instrument to which Parent or any of its Subsidiaries is a party, (iii) conflict with or violate any Order applicable to Parent or any of its Subsidiaries or (iv) conflict with or violate any Laws applicable to Parent or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b)        Except for (i) filing the Certificate of Merger with the Delaware Secretary of State and (ii) such consents, filings and approvals, if any, as may be required under the HSR Act, none of Buyer, Parent or Merger Sub, or any of Buyer’s or Parent’s other Affiliates, is required to give notice to, make any filing with, or obtain any Consent from any Governmental Entity at any time prior to the Closing in connection with the execution and delivery of this Agreement by Buyer, Parent or Merger Sub or the consummation by Buyer, Parent or Merger Sub of the Merger or the other Transactions, except those filings, notifications, approvals, notices or Consents the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.  No vote of Buyer’s, Parent’s or Merger Sub’s members or stockholders, as applicable, is necessary to approve this Agreement or any of the Transactions.

5.6        Absence of Litigation.  As of the Execution Date, there is no Legal Proceeding pending or, to the Knowledge of Buyer, Threatened against Buyer, Parent or Merger Sub other than (a) any Legal Proceedings that have not had and would not reasonably be expected to have a Buyer Material Adverse Effect and (b) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against Buyer, Parent or Merger Sub arising out of the Merger or in connection with the Transactions (except as it relates to breaches by Buyer, Parent or Merger Sub of this Agreement).  As of the Execution Date, to the Knowledge of Buyer, none of Buyer, Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity, except as would not and would not reasonably be expected to have a Buyer Material Adverse Effect.

5.7          SEC Documents; Financial Statements; No Liabilities.

(a)         Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since December 14, 2023 under the Securities Act or the Exchange Act (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, as they may have been supplemented, modified or amended since the date of the filing, the “SEC Documents”).  The SEC Documents, including any audited or unaudited financial statements of Parent and any notes thereto or schedules included therein (the “Parent Financial Statements”), at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished SEC Document filed or furnished prior to the Execution Date) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the light of the circumstances under which they were made) not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, (iii) in the case of the Parent Financial Statements, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) in the case of the Parent Financial Statements, were prepared in accordance with UK IFRS applied on a consistent basis during the periods involved and subject, in the case of unaudited interim financial statements, to normal and recurring year‑end audit adjustments, in each case, except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S‑X of the SEC, and (v) in the case of the Parent Financial Statements, have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries in all material respects.

(b)        There are no liabilities of or with respect to Parent that would be required by UK IFRS to be reserved, reflected or otherwise disclosed on a consolidated balance sheet of Parent other than (i) liabilities accrued, reserved, reflected or otherwise disclosed in the consolidated balance sheet of Parent and its Subsidiaries as of the most recent Parent Financial Statements (including the notes thereto) included in such Parent Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent Parent Financial Statements, (iii) liabilities under this Agreement or incurred in connection with the Transactions or (iv) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

5.8         Internal Controls; Exchange Listing.

(a)          Parent has established and maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) that has been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with the authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of Parent’s assets that could have a material effect on its financial statements.

(b)        Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by Parent in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.  To the extent required by applicable Law, management of Parent has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act and concluded that such disclosure controls and procedures were effective as of the end of Parent’s most recently completed fiscal year.

(c)         Since December 31, 2024, Parent has not become aware of, or been advised by its independent auditors of, any significant deficiency or material weakness (each as defined in Rule 12b‑2 under the Exchange Act) in the design or operation of internal controls that has been required to be disclosed in Parent’s filings with the SEC that has not been so disclosed.  Since December 31, 2024, (i) Parent has not been advised by its independent auditors of any significant deficiency or material weakness as defined by the Public Company Accounting Oversight Board in Auditing Standard No. 5, (ii) Parent has no Knowledge of any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting and (iii) there have been no changes in internal controls or, to the Knowledge of Parent, in other factors that could reasonably be expected to materially affect Parent’s internal controls, including any corrective actions with regard to any significant deficiency or material weakness required to be disclosed in any of Parent’s SEC filings.

(d)         As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the filed SEC Documents, and, to the Knowledge of Parent, none of the filed SEC Documents is subject to ongoing review or outstanding SEC comment.

(e)         Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, (ii) the rules and regulations of the NYSE and (iii) the rules and regulations of the LSE, in each case, that are applicable to Parent.

(f)          The shares of Parent Common Stock are registered under Section 12(b) of the Exchange Act and listed on the NYSE and the LSE, and Parent has not received any notice of deregistration or delisting from the SEC, NYSE or the LSE, as applicable.  No judgment, order, ruling, decree, injunction or award of any securities commission or similar securities regulatory authority or any other Governmental Entity, or of the NYSE or the LSE, preventing or suspending trading in any securities of Parent has been issued, and no proceedings for such purpose are, to Parent’s Knowledge, pending, contemplated or Threatened.  Parent has taken no action that is designed to terminate the registration of the Parent Common Stock under the Exchange Act.

5.9         Absence of Changes.  Since December 31, 2024, there has not been any Buyer Material Adverse Effect.

5.10       Financing.  Together with the Company Deposit (assuming such amount is equal to the Minimum Cash Amount), Buyer will have at Closing available cash resources in an amount sufficient to (i) pay the Cash Merger Consideration payable under Article II and to satisfy all other payments required to be made pursuant to this Agreement by or on behalf of Buyer, Merger Sub, their respective Affiliates, the Company or the Surviving Corporation (whether payable before, at or after the Closing), (ii) pay any related fees, costs and expenses incurred by Buyer or its Affiliates in connection with the Transactions and (iii) otherwise consummate the Transactions.

5.11     Bankruptcy.  There are no bankruptcy, insolvency, reorganization, receivership or similar proceedings pending against, being contemplated by, or, to Buyer’s Knowledge, Threatened against Parent, Buyer, Merger Sub or any of their respective Affiliates.

5.12      Regulatory.  Except as would not reasonably be expected to have a Buyer Material Adverse Effect, (a) Buyer will upon Closing and thereafter shall continue to be qualified per applicable Law and to hold all Permits necessary to own and assume operatorship of the assets and properties of the Company Entities in all jurisdictions where such assets and properties are located, and the consummation of the Transactions will not cause Buyer to be disqualified as such an owner or operator, and (b) to the extent required by any Laws, Buyer has maintained, and will hereafter continue to maintain, lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, all Laws governing the ownership and operation of the Oil and Gas Properties and will file any and all required reports necessary for such ownership and operation with all Governmental Entities having jurisdiction over such ownership and operation.

5.13      Brokers.  No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Buyer, Parent, Merger Sub or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid solely by Buyer, Parent or Merger Sub.

5.14       Non-Reliance; Acknowledgement by Buyer, Parent and Merger Sub.

(a)        Buyer, Parent and Merger Sub acknowledge and confirm that, except for the representations and warranties expressly set forth in Article IV (as qualified or modified by the Company Disclosure Schedules) or in the case of Fraud, none of the Company, their respective Affiliates or any of their respective Representatives has made, or shall be deemed to have made, and none of Buyer, Parent or Merger Sub has relied on, is not relying on and hereby disclaims reliance upon, any other representation or warranty, express or implied, at law or in equity, in respect of the Company or the assets and properties of the Company Entities, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the business of the Company Entities after the Closing, (iii) the probable success or profitability of the business of the Company Entities after the Closing or (iv) the accuracy or completeness of any Evaluation Material or the appropriateness or suitability of such information for the purposes of enabling Buyer, Parent and Merger Sub to consummate the Transactions.  None of the Company, their respective Affiliates or any of their respective Representatives will have or be subject to any Liability to Buyer, Parent, Merger Sub or any other Person resulting from the distribution to Buyer, Parent or Merger Sub or their respective Affiliates, or their respective Representatives of, or Buyer’s, Parent’s or Merger Sub’s use of or reliance on, any Evaluation Material in expectation of the Transactions.  Buyer, Parent and Merger Sub confirms that the Company has made available to Buyer, Parent and Merger Sub and their respective Representatives such opportunity to ask questions of the personnel of the Company Entities, as well as such access to the offices, properties and books and records of the business of the Company Entities as deemed appropriate by Buyer, Parent or Merger Sub in connection with its determination to enter into this Agreement and consummate the Transactions.  Buyer, Parent and Merger Sub do not have any Knowledge of any breach or inaccuracy of the representations and warranties of the Company made in this Agreement or of any material errors in, or material omissions from, the Company Disclosure Schedules.  Notwithstanding anything in this Agreement to the contrary, no representation or warranty of the Company contained in this Agreement shall be deemed to have been breached or to be inaccurate if Buyer, Parent or Merger Sub had knowledge of such breach or inaccuracy prior to the Closing.

(b)        Buyer, Parent and Merger Sub have conducted to their satisfaction their own independent review and analysis of, and based thereon has formed an independent judgment concerning, the Transactions and the assets, properties (including the Oil and Gas Properties), Liabilities, condition, operations and prospects of the business of the Company Entities.  Buyer, Parent and Merger Sub have been given access to and an opportunity to examine the Oil and Gas Properties and such documents, materials and information concerning the Company Entities as Buyer, Parent and Merger Sub have deemed necessary or advisable in order to reach an informed decision as to the decision to enter into this Agreement and consummate the Transactions.  In connection with such due diligence investigation of the Company Entities by Buyer, Parent and Merger Sub and their respective Affiliates, stockholders and Representatives, Buyer, Parent and Merger Sub and their respective Affiliates, stockholders and Representatives have received or been provided access to and may continue to receive or be provided access to (including in any “data rooms”) after the Execution Date from the Company, the other Company Entities, and their respective Affiliates, stockholders and Representatives, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company Entities and their respective businesses and operations.  Buyer, Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer, Parent and Merger Sub will have no claim against the Company Entities, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect to such matters unless any such information is expressly included in a representation or warranty contained in Article IV.  Each of Buyer, Parent and Merger Sub acknowledges and agrees that neither the Company Entities nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in Article IV.

(c)        Except as set forth in this Article V (as qualified or modified by the Buyer Disclosure Schedules), none of Buyer, Parent, Merger Sub, their respective Affiliates or any of their respective Representatives has made, or shall be deemed to have made, any other representation or warranty, express or implied, at law or in equity, including any information furnished or made available to the Company Entities or their respective Representatives in any confidential information memorandum or presentation, “data room,” “virtual data room,” management presentation or in any other form in expectation of, or in connection with, the Transactions.  Any such other representations or warranties are hereby expressly disclaimed and none of Buyer, Parent, Merger Sub, its respective Affiliates or any of their respective Representatives will have or be subject to any Liability or indemnification obligation to a Company Entity or any other Person resulting from the distribution to the Company Entities, its Affiliates or their respective Representatives of, or the Company Entities’ use of or reliance on, any such information in expectation of the Transactions.

5.15       Tax Matters.

(a)         (i) All material Tax Returns required to be filed with any Taxing Authority by Parent or any of its Subsidiaries have been timely filed, subject to permitted extensions, in accordance with all applicable Laws, (ii) all such Tax Returns are complete and accurate in all material respects and have been prepared in compliance with all applicable Laws in all material respects and (iii) all material Taxes due and payable by Parent or any of its Subsidiaries (including any material Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) have been timely paid, or withheld and remitted to the appropriate Taxing Authority, except for Taxes for which adequate reserves and disclosure have been established in accordance with GAAP.

(b)          Neither Parent nor any of its Subsidiaries is a passive foreign investment company (as defined in Section 1927 of the Code).

ARTICLE VI
COVENANTS

6.1          Access to Information.

(a)        During the Interim Period, but subject to the other provisions of this Section 6.1, the Company shall (i) afford to Buyer and its Representatives reasonable access, during normal business hours, to the Oil and Gas Properties and all records related to the Company Entities (including the Oil and Gas Properties) in the Company’s possession (but solely to the extent such information is readily available in an existing form) and (ii) following receipt of a written request from Buyer, provide such information regarding the finances, business or aﬀairs of the Company Entities that is in the power or possession of the Company as Buyer may reasonably require, in each case, so long as such access does not materially interfere with the business or operations of the Company Entities and solely for the purpose of conducting a reasonable due diligence review of the Company Entities (it being understood that the reasonable request for any matter to be included in the Estimated Closing Statement shall be deemed to not materially interfere with the business or operation of the Company Entities), but only to the extent that the Company may do so without violating any obligations to any third party or waiving any legal privilege and to the extent that the Company has the authority to grant such access without breaching applicable Law or any Contract or other restriction binding on any Company Entity, including with respect to any Oil and Gas Properties not operated by any Company Entity (provided, however, that the Company shall use commercially reasonable efforts to obtain any such consents or waivers to allow Buyer to access to such Oil and Gas Properties).  All investigations and due diligence conducted by Buyer or any of Buyer’s Representative will be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative will result from Buyer’s own independent review and judgment.

(b)       On the terms and subject to the conditions set forth in Article XII and this Section 6.1, Buyer shall have the right to conduct, or cause a reputable environmental consulting or engineering firm (the “Environmental Consultant”) to conduct, an inspection of the environmental condition of the Oil and Gas Properties, which shall be limited to conducting a Phase I Environmental Site Assessment (the “Environmental Review”).

(i)          The Environmental Review shall not include any sampling, boring, testing or other invasive activity (“Invasive Activity”) without the Company’s prior written consent.

(ii)          Notwithstanding anything in this Agreement to the contrary, subject to Buyer’s right to reasonably request access to Oil and Gas Properties operated by Third Parties as set forth in this Section 6.1, Buyer and Buyer’s Representative will not have access to, and will not be permitted to conduct any environmental investigations (including any Phase I Environmental Site Assessment) with respect to, any Oil and Gas Properties with respect to which the Company does not have the authority to grant access for such investigations.  For any Oil and Gas Property not operated by the Company Entities, the Company Entities shall use commercially reasonable efforts to obtain permission from the third party operator for Buyer or the Environmental Consultant to conduct the Environmental Review; provided, however, that the Company Entities shall not be required to make any payments or undertake any obligations for the benefit of any other Person with respect to such access.

(iii)        Buyer shall give the Company reasonable prior written notice before physically accessing or otherwise inspecting or surveying any of the Oil and Gas Properties, whether to conduct a Phase I Environmental Site Assessment or otherwise, and shall coordinate any such access, inspections or surveys with the Company.  The Company or its designee will have the right to accompany Buyer and Buyer’s Representatives whenever they are on site on the Oil and Gas Properties or otherwise inspecting or surveying the Oil and Gas Properties.

(iv)       In performing its Environmental Review, Buyer shall (and shall cause the Environmental Consultant and Buyer’s other Representatives to):  (A) perform all work in a safe and workmanlike manner; (B) perform all work in such a way as to not unnecessarily and unreasonably interfere with the operation of any Oil and Gas Property or the business of the Company Entities or third party operator; (C) comply in all material respects with all applicable Laws; and (D) at its sole cost, risk, and expense, restore the Oil and Gas Properties to their approximate same condition existing prior to the commencement of the Environmental Review to the extent the Environmental Review caused any change to the condition of such Oil and Gas Properties.

(c)        Buyer shall (and shall cause Buyer’s Representatives to) coordinate its access rights, Environmental Reviews, physical inspections and other due diligence evaluation of the Oil and Gas Properties with the Company and all third-party operators to minimize any inconvenience to or interruption of the conduct of business by the Company Entities or such third-party operators.  To the extent made available in advance to Buyer, Buyer shall (and shall cause Buyer’s Representatives to) abide by the Company’s, and any third party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Oil and Gas Properties, including any access to, and environmental or other inspection, survey or assessment of the Oil and Gas Properties and, to the extent required by any third party operator, execute and deliver any required confidentiality, indemnity and release agreement of any such third party operator, in each case, before conducting Buyer’s assessment on such Oil and Gas Properties in accordance with this Section 6.1.  BUYER HEREBY DEFENDS, RELEASES, INDEMNIFIES AND HOLDS HARMLESS THE COMPANY ENTITIES, THEIR RESPECTIVE AFFILIATES, AND ITS AND THEIR RESPECTIVE EQUITYHOLDERS (INCLUDING THE STOCKHOLDERS AND COMPENSATORY GRANT HOLDERS), PARTNERS, MEMBERS, DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, AGENTS AND REPRESENTATIVES (THE “COMPANY GROUP”) AND EACH OF THE OPERATORS OF THE OIL AND GAS PROPERTIES FROM AND AGAINST ANY AND ALL LIABILITIES, COSTS, EXPENSES, OR DAMAGES ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT, ENVIRONMENTAL OR OTHER INSPECTION OR ASSESSMENT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY BUYER OR ANY BUYER’S REPRESENTATIVE WITH RESPECT TO THE OIL AND GAS PROPERTIES, EVEN IF SUCH COSTS, EXPENSES, DAMAGES AND LIABILITIES AROSE OUT OF OR RESULT FROM OR RELATE TO, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF, OR VIOLATION OF LAW BY, A MEMBER OF THE COMPANY GROUP OR THIRD PARTY OPERATOR OF THE OIL AND GAS PROPERTIES, EXCEPTING ONLY (i) LIABILITIES TO THE EXTENT RESULTING FROM THE GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT OF A MEMBER OF THE COMPANY GROUP AND (ii) ANY ENVIRONMENTAL LIABILITIES OR CONDITIONS MERELY DISCOVERED OR UNCOVERED AS A RESULT OF SUCH EXAMINATION OR INSPECTION TO THE EXTENT ANY SUCH ENVIRONMENTAL LIABILITIES OR CONDITIONS WERE NOT EXACERBATED BY SUCH EXAMINATION OR INSPECTION.

(d)         Buyer acknowledges that any entry into the Company Entities’ offices or onto the Oil and Gas Properties will be at Buyer’s sole risk, cost and expense, and, subject to the terms hereof and that no member of the Company Group will be liable in any way for any injury, loss or damage arising out of such entry that may occur to Buyer or any of Buyer’s Representatives pursuant to this Agreement.  Buyer hereby fully waives and releases any and all Liabilities against each member of the Company Group for any injury, death, loss or damage to any of Buyer’s Representatives or their property in connection with Buyer’s due diligence evaluation of the Company Entities and the Oil and Gas Properties, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, IN WHOLE OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF, OR THE VIOLATION OF LAW BY, ANY MEMBER OF THE COMPANY GROUP, EXCEPTING ONLY (i) LIABILITIES TO THE EXTENT RESULTING FROM THE GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT OF A MEMBER OF THE COMPANY GROUP AND (ii) ANY ENVIRONMENTAL LIABILITIES OR CONDITIONS MERELY DISCOVERED OR UNCOVERED AS A RESULT OF SUCH EXAMINATION OR INSPECTION TO THE EXTENT ANY SUCH ENVIRONMENTAL LIABILITIES OR CONDITIONS WERE NOT EXACERBATED BY SUCH EXAMINATION OR INSPECTION.

(e)         Buyer agrees to provide the Company copies of all final reports and sampling or test results prepared by Buyer or any of Buyer’s Representatives (including Buyer’s environmental consulting or engineering firm) that contain data collected or generated from Buyer’s and Buyer’s Representatives’ due diligence with respect to the Company Entities (including the Oil and Gas Properties), including all environmental and title reports, in each case, solely to the extent such is relied upon by Buyer in connection with an asserted Environmental Defect or Title Defect.  The Company will not be deemed by its receipt of such documents or otherwise to have made any representation or warranty, expressed, implied or statutory as to the condition of any of the assets or properties of the Company Entities (including the Oil and Gas Properties) or to the accuracy of said documents or the information contained in them.

(f)        As soon as reasonably practicable, Buyer shall at its sole cost and expense and without any cost or expense to the Company Entities or their respective Affiliates:  (i) repair all damage done to the Company Entities’ assets and properties (including the Oil and Gas Properties) in connection with Buyer’s and Buyer’s Representatives’ due diligence, (ii) restore such assets and properties (including the Oil and Gas Properties) to the approximate same condition as they were in prior to commencement of Buyer’s and Buyer’s Representatives’ due diligence to the extent the Environmental Review caused any change to the condition of such assets and properties, and (iii) remove all equipment, tools or other property brought onto such assets and properties (including the Oil and Gas Properties) in connection with Buyer’s and Buyer’s Representatives’ due diligence.

(g)         During all periods that Buyer or any of Buyer’s Representatives are on the Oil and Gas Properties or are in the Company Entities’ offices, Buyer or Buyer’s Representatives, as applicable, shall maintain, at its sole cost and expense, policies of insurance of the types and in the amounts customary for the industry.  Upon request by the Company, Buyer shall provide evidence of such insurance to the Company prior to entering the Oil and Gas Properties or the Company Entities’ offices.

6.2          Conduct of Business Pending the Closing.  During the Interim Period, and except (i) as required by Law or expressly contemplated by this Agreement, (ii) as set forth on Schedule 6.2, (iii) for situations wherein emergency action is taken in the face of a risk to life or a material risk to property, the environment and/or Oil and Gas Property leasehold termination or (iv) with the consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each Company Entity to, (x) conduct its business as a reasonably prudent operator and in the ordinary course of business consistent with past practices and (y) not:

(a)        incur or guarantee any additional Indebtedness for borrowed money in excess of $250,000, other than (i) Indebtedness incurred under the Existing Credit Agreement and (ii) Indebtedness owing between or among the Company Entities;

(b)         sell, lease, abandon or otherwise dispose of any of its tangible properties or tangible assets that are material to its business, except (i) dispositions of worn-out or obsolete equipment in the ordinary course of business consistent with past practice and (ii) the sale of Hydrocarbons in the ordinary course of business;

(c)          offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other Equity Securities in, the Company Entities or any Equity Securities convertible into, or any rights, warrants or options to acquire, any such Equity Securities, other than (i) upon the automatic expiration of any restrictions on any restricted Company Common Shares, RSU Awards or PSU Awards granted under the Equity Plan in accordance with the Equity Plan or the applicable award agreement, (ii) grants or reallocations of RSU Awards or PSU Awards in accordance with the Equity Plan that do not increase the total Merger Consideration or impose any ongoing net liabilities on Buyer, Parent, the Company or Merger Sub that are not treated as Transaction Costs, (iii) exercise of any outstanding Warrants in accordance with the terms thereof or (iv) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other Equity Securities to the Company or any other wholly owned Subsidiary of the Company;

(d)          (i) declare, set aside or pay any dividends on, or make any other distribution in respect of any Equity Securities in any Company Entity; (ii) split, combine or reclassify any Equity Securities in any Company Entity; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities in any Company Entity, except as required by the terms of any Equity Securities in any Company Entity;

(e)          (i) merge or consolidate with or into any other Person, (ii) acquire or agree to acquire (including by amalgamating, merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof; or (iii) make any loans, advances or capital contributions to, or investments in, any Person (other than any Company Entity);

(f)         consummate, authorize, recommend, propose, or announce an intention to adopt, a plan of complete or partial liquidation, dissolution, recapitalization, scheme of arrangement or other reorganization;

(g)        (i) amend, terminate (other than a termination related to a default by the counterparty under the applicable Material Contract) or waive any material term under any Oil and Gas Lease or Material Contract or (ii) enter into any new Contract that would constitute a Material Contract if executed prior to the Execution Date;

(h)          fail to maintain any material Permit;

(i)          fail to submit any Filing (other than an immaterial Filing) required by a Governmental Entity;

(j)          make any material change in its Accounting Principles or practices, except as required by GAAP or applicable Law;

(k)         except as required by the terms and provisions of any Employee Plan or Contract in effect on the Execution Date, (i) establish, adopt, amend or terminate any Employee Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Employee Plan if in effect on the Execution Date, (ii) other than in the ordinary course of business consistent with past practices for any Company Associate whose annualized base salary or wage rate, as applicable, would not exceed $100,000, increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits of any current or former Company Associate or other individual service provider of the Company Entities (or any of their respective dependents or beneficiaries), (iii) grant any new compensation or benefits, including severance or termination pay, to any of the current or former Company Associates or other individual service providers of the Company Entities (or any of their respective dependents or beneficiaries), (iv) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former Company Associate or other individual service provider of the Company Entities whose annualized base salary or wage rate, as applicable, would exceed $100,000 or (v) terminate any Company Associate or other individual service provider of the Company Entities other than for cause, whose annualized compensation opportunities would exceed $50,000; provided, however, that, notwithstanding anything herein to the contrary, the Company Entities will be permitted to (A) make grants of RSU Awards or PSU Awards in accordance with the Equity Plan, but, in each case, only if no such grant increases the total Merger Consideration or imposes any ongoing net liabilities on Buyer, Parent the Company or Merger Sub that are not treated as Transaction Costs and (B) make changes to Employee Plans as part of the annual renewal process in the ordinary course of business and in accordance with past practice;

(l)          modify, extend, terminate, or enter into any Collective Bargaining Agreement or recognize or certify any labor union or similar organization as the bargaining representative for any employees of any Company Entity;

(m)       implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that would trigger notice obligations under the WARN Act;

(n)         waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Company Entity;

(o)          amend or modify its Organizational Documents;

(p)       mortgage, pledge or subject to any Encumbrance (other than Permitted Encumbrances) any of its material assets, other than (i) in the ordinary course of business consistent with past practices or (ii) as required by the Existing Credit Agreement;

(q)          (i) make, change, rescind or revoke any income or other material Tax election; (ii) amend any income or other material Tax Return; (iii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to income or other material Taxes; (iv) agree to an extension (other than automatic extensions and extensions obtained in the ordinary course of business consistent with past practice) or waiver of any statute of limitations with respect to the assessment or determination of any material Taxes; (v) enter into any closing agreement (or similar agreement) related to any income or other material Taxes; (vi) surrender any right to claim any income or other material Tax refund; (vii) change any annual Tax accounting period or adopt or change any Tax accounting method; or (viii) incur any Taxes outside of the ordinary course of business, in each case, including with respect to any and all joint ventures, partnerships, limited liability companies, or other investments where the Equityholders (to the extent relating to any Company Entity) or any Company Entity has the capacity to control or block such action;

(r)          enter into any swap, futures or other Derivative Transaction except for hedging activities (i) in the ordinary course of business consistent with past practices or (ii) as required by the Existing Credit Agreement;

(s)          propose, authorize, consent to or make capital expenditures that are, on an individual basis, in excess of $250,000, except for reasonable capital expenditures (i) to repair damage resulting from Casualty Events for which there is a reasonable basis for a claim for insurance, or (ii) made in response to any emergency (for which the Company Entities shall notify Buyer of any such expenditure in connection with clause (i) or (ii) as soon as reasonably practicable); provided, however, that for the foregoing operations that are proposed after the Execution Date by Third Parties under joint operating agreements or similar agreements, Company will reasonably consult with Buyer regarding whether or not the applicable Company Entity should elect to participate in such operations, (x) if Buyer and the Company agree on the response to such proposal, Company will, or will cause the applicable Company Entity to, timely convey such election to the applicable Third Party and (y) if Buyer and the Company do not agree on the response to such proposal, Buyer’s decision shall control with respect to any amount of such capital expenditures exceeding $1,000,000 in the aggregate;

(t)         settle or offer or propose to settle, any Legal Proceeding affecting any Company Entity or its assets involving the payment of monetary damages of any amount exceeding $250,000 in the aggregate;

(u)         fail to maintain all insurance policies in the amounts and of the types presently in force with respect to the assets of the Company Entities and the operations and activities of the Company Entities, including renewing such policies, as necessary, upon their expiration in accordance with their respective terms;

(v)        fail to maintain the books, accounts and records of each Company Entity in the ordinary course of business consistent with past practice and in compliance with all applicable Laws, Accounting Principles and contractual obligations;

(w)        fail to maintain any material Permits, approvals, bonds and guaranties required to own and/or operate the assets of any Company Entity;

(x)       sell, assign, license, transfer, abandon or permit to lapse any Intellectual Property owned by any Company Entity, other than non-exclusive licenses of Intellectual Property granted by any of the Company Entities to customers in the ordinary course of business, consistent with past practices;

(y)         make any payments described in the definition of “Leakage”; provided, however, that this subparagraph (y) shall not preclude any payments or other actions that (i) constitute Permitted Leakage or (ii) are described in subparagraph (d) (solely with respect to the Existing Credit Agreement), (g), (h) or (i) of such definition and that are otherwise permitted by this Agreement;

(z)         voluntarily relinquish its position as operator to anyone with respect to the Oil and Gas Properties, or voluntarily abandon any of its Oil and Gas Properties other than as required pursuant to the terms of an Oil and Gas Lease, Contract or applicable Law;

(aa)        grant or create any preferential right, consent, overriding royalty or similar obligations with respect to the Oil and Gas Properties;

(bb)       sell, transfer, assign, abandon, allow to lapse, or dispose of, or grant any license or sublicense of, any rights under or with respect to any Company Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business and (ii) the expiration of any registered Intellectual Property at the end of its statutory term; and

(cc)        agree or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to give Buyer, directly or indirectly, any right to control or direct the business or operations of any Company Entity prior to the Closing.  Prior to the Closing, the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

Notwithstanding anything to the contrary set forth in this Section 6.2, if neither the Company nor any of the Company Subsidiaries is the operator of a particular portion of its (or their, as applicable) Oil and Gas Properties, then the obligations of the Company in this Section 6.2 with respect to such Oil and Gas Properties and that have reference to operations or activities that pursuant to existing Applicable Contracts are carried out by the operator, shall be construed to require only that the Company (or its applicable Subsidiary) vote (to the extent permitted) or elect in favor of taking or not taking, as applicable (and use its commercially reasonable efforts to cause the operator of such portion of such Oil and Gas Properties to take or not take, as applicable) the actions set forth in this Section 6.2.

6.3         Operation of Parent’s Business.  Except (i) as set forth on Schedule 6.3, (ii) as required in the event of an emergency to protect life, property or the environment, (iii) as may be required by Law, (iv) as expressly permitted or contemplated by this Agreement or any Transaction Document or (v) as otherwise approved in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the Execution Date until the earlier of the Closing Date and termination of this Agreement pursuant to Article VIII, Parent shall and shall cause each of its applicable Subsidiaries that it controls to (and Parent shall, to the extent permitted by the Organizational Documents of the non-controlled Parent Subsidiaries, use its commercially reasonable efforts to cause the non-controlled Parent Subsidiaries to):

(a)        not amend or otherwise change the Organizational Documents of Parent in a manner that adversely affects the Parent Common Stock or the rights of the holders thereof;

(b)         not make, declare, set aside or pay any dividend on, or other distribution (whether in cash, stock or property) in respect of, any Parent Common Stock (other than (i) quarterly dividends, made in the ordinary course of business and consistent with past practice, (ii) any dividend or distribution (A) from a Subsidiary of Parent to Parent or to any other Subsidiary of Parent), and (iii) repurchases of Parent Common Stock or (B) as may be required by the Organizational Documents of any non-controlled Parent Subsidiary;

(c)          not adopt any plan or agreement of complete or partial liquidation, or dissolution;

(d)        solely with respect to Parent, not adopt any plan of merger or consolidation with respect to which Parent is not the surviving corporation or survives as a wholly owned Subsidiary of a Third Party; and

(e)          not enter into an agreement or commitment that would cause Parent or its Subsidiaries to violate any of the foregoing covenants in this Section 6.3.

6.4         Satisfaction of Closing Conditions; HSR Filings; Required Consents.

(a)          From the Execution Date until the Closing Date or the prior termination of this Agreement pursuant to Article VIII, each Party agrees to use its commercially reasonable efforts to satisfy the conditions to the Closing set forth in Article VII in an expeditious manner.

(b)         Subject to the terms and conditions herein provided, each Party will (i) make any filings required by such Party under the HSR Act within twenty Business Days after the Execution Date and request early termination (if available) of the waiting period in connection with such HSR Act submissions (provided, however, that all filing fees incurred in connection with this clause (i) will be borne by Buyer), (ii) make, after such filings are made, any other submissions required or reasonably requested to be made by such Party under such Laws, (iii) use commercially reasonable efforts to cooperate with one another in making all such filings and submissions and timely seeking all such consents, permits, authorizations, orders or approvals required to be made or obtained from any Governmental Entity, (iv) use commercially reasonable efforts to keep Buyer or the Company, as applicable, informed in all material respects and on a reasonably timely basis of any substantive or material procedural communication relating to the Transactions received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity or in connection with any proceeding relating to the Transactions pending or Threatened by a private party, (v) use commercially reasonable efforts to permit Buyer or the Company, as applicable, to review any such substantive or material procedural communication, (vi) use commercially reasonable efforts to consult with Buyer or the Company, as applicable, in advance of any meeting or conference with any Governmental Entity relating to the Transactions or in connection with any proceeding relating to the Transactions pending or Threatened by a Person other than a Governmental Entity, (vii) use commercially reasonable efforts to give Buyer or the Company, as applicable, the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Entity or other Person) and (viii) use commercially reasonable efforts to take, or cause to be taken, all other reasonable actions necessary or advisable to consummate and make effective the Transactions on or prior to the Outside Date, including as may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice or state antitrust enforcement authorities with respect to the Transactions.  For purposes of this Section 6.4, a Party’s “commercially reasonable efforts” will not require such Party to litigate with any Governmental Entity or to agree to any divestiture by any Party.

(c)         No Party shall consent to any voluntary delay of the consummation of the Transactions hereby at the behest of any Governmental Entity without the consent of Buyer or the Company, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)        Each of the Company and Buyer shall not enter into any transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration or termination of the waiting period under any Antitrust Law or trade regulation Law applicable to the Transactions, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions or (iii) obtain all authorizations, clearances, consents, orders and approvals of Governmental Entities necessary for the consummation of the Transactions.

6.5         Stockholder Consents; Information Statement.

(a)       Prior to 11:59 p.m. Central Time on the Business Day following the Execution Date, the Company shall deliver to Buyer evidence that the Stockholder Consents have been delivered to the Company by the holders of at least a majority of the Company’s issued and outstanding shares of Company Common Stock.

(b)        Within ten Business Days after the date at which the Stockholder Consents are obtained by the Company, the Company shall prepare and circulate to such non-consenting Stockholders an information statement (the “Information Statement”), a request for waiver of dissenter’s rights, and a consent solicitation with respect to certain matters in connection with the Transactions, and shall use commercially reasonable efforts to solicit waivers and consents thereto.  The Information Statement shall include the required notice under the DGCL that the non-consenting Stockholders are entitled to dissenters’ rights in connection with the Merger, and shall also note that each party to the Stockholders Agreement has agreed to waive such dissenters’ rights in connection with the Merger because the Merger constitutes a “Company Stock Sale” within the meaning of the Stockholders Agreement.  The Company will promptly advise Buyer if at any time prior to the Effective Time the Company shall obtain knowledge of any facts that the Company believes make it necessary to amend or supplement the Information Statement in order to make the statements contained therein not misleading or to comply with applicable Law.  The Information Statement shall inform the holders of Company Common Stock that the Company Board unanimously recommended that the holders of Company Common Stock approve the Merger and shall, in accordance with the requirements of Section 228(e) of the DGCL, notify any holder of Company Common Stock who did not execute the Stockholder Consent of the corporate action taken by those Stockholders who did execute the Stockholder Consent.  Any materials to be submitted to Stockholders by the Company prior to the Effective Time, in accordance with this Section 6.5(b), shall be subject to Buyer’s advance review.

(c)          In accordance with the terms of the warrant agreements for the Warrants, the Company shall (i) notify the warrant agent for the Warrants that this Agreement has been executed and (ii) cause the Information Statement to be sent or communicated to the holders of the warrantholders (including holders of a beneficial interest in the global Warrant).

6.6         Publicity.  Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement or the Transactions or any matter related to the Transactions, without the prior written consent of the Company (or, following the Closing, the Equityholders’ Representative), in the case of a public announcement or communication by Buyer, or Buyer, in the case of a public announcement or communication by the Company (or, following the Closing, the Equityholders’ Representative) (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except (a) if the disclosing Party reasonably believes such announcement or other communication is required by applicable Law, Order or the rules of any applicable securities exchange (including in respect of Parent, the NYSE and the LSE and the Listing Rules), in which case the disclosing Party shall, to the extent permitted by such applicable Law, Order or rules, first allow Buyer or the Company (or, following the Closing, the Equityholders’ Representative), as applicable, to review such announcement or communication and comment thereon, and the disclosing Party shall consider such comments in good faith, (b) internal announcements to Company Associates made by a Company Entity and (c) announcements and communications to Governmental Entities in connection with Filings or Permits relating to the Transactions required to be made under this Agreement; provided, however, that in the case of the immediately preceding clauses (a) and (b), in no event shall any Party make, or allow to be made, any public announcement or communication that includes or references (i) the Merger Consideration or any element thereof, or any of the other economic terms of the Transactions, without the prior written consent of Buyer or the Company (or, following the Closing, the Equityholders’ Representative), as applicable, or (ii) any Equityholder, Equityholders’ Representative, or any Affiliate of any of the foregoing (other than the Company) without the prior written consent of the Person referred to in such announcement or statement.  For the avoidance of doubt, (A) the Equityholders’ Representative and each Company Entity may make such announcements from time to time to their respective employees, customers, suppliers and other business relations as the Equityholders’ Representative or Company Entity may reasonably determine is necessary to (1) comply with the requirements of any agreement to which the Equityholders’ Representative or Company Entity is a party or (2) consummate the Transactions, and (B) the Equityholders’ Representative may make such announcements from time to time to its Affiliates in order that such Persons may provide information about this Agreement and the Transactions to their respective equity owners and prospective equity owners in connection with their ordinary course fundraising, reporting and other activities.  The Company shall use commercially reasonable efforts to cooperate with Parent to provide such information or documentation (but solely to the extent any such information or documentation is readily available in an existing form) as Parent may reasonably determine in good faith is necessary to comply with its obligations under the Listing Rules, including Parent’s compilation of the announcement announcing the signing of this Agreement as required under applicable Law, the UK Market Abuse Regulation, Listing Rules or other applicable Law, in each case at Parent’s sole cost and expense.

6.7         Exclusivity.

(a)       During the Interim Period, no Company Entity shall, and the Company shall cause its Affiliates and the officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives of the Company and its Affiliates not to, directly or indirectly:

(i)          submit, solicit, initiate, assist, intentionally encourage or discuss, accept, support or continue to discuss, any proposal or offer from any Person (other than Buyer and Merger Sub) or enter into any contract, agreement or other arrangement, including any letter of intent, term sheet, exclusivity agreement, purchase agreement, merger agreement or similar document, or accept any offer relating to or consummate or commit to any of the foregoing with respect to a transaction or arrangement that is substantially similar to, competitive with or would otherwise reasonably be expected to conflict with, the Transactions (each, an “Alternative Transaction”); or

(ii)          furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and Merger Sub) to do or seek to do, any of the foregoing.

(b)        The Company Entities shall, and shall direct its Affiliates and the officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives of the Company and its Affiliates to cease and cause to be terminated all existing discussions or negotiations with any Person (other than Buyer and Merger Sub) conducted heretofore with respect to any Alternative Transaction, or any inquiry or proposal that may reasonably be expected to result in an Alternative Transaction.

6.8        Transfer Taxes.  Except as set forth in Section 2.9(b)(iii), all Transfer Taxes incurred in connection with this Agreement and the Transactions shall be paid by Buyer, and Buyer shall indemnify and hold harmless the Equityholders from any Liabilities or obligations arising in respect of Transfer Taxes.  Buyer, the Company and the Equityholders’ Representative shall cooperate in timely making and filing all Filings, Tax Returns, reports and forms as may be required to comply with the provisions of applicable Tax Laws relating to Transfer Taxes.

6.9          Tax Matters.

(a)        Pre-Closing Tax Returns.  The Company shall cause the Company Entities to prepare and file, or cause to be prepared and filed, on a timely basis, all Tax Returns of the Company Entities that are due on or prior to the Closing Date.  Buyer shall cause the Company Entities to prepare and file, or cause to be prepared and filed, on a timely basis, all Tax Returns of the Company Entities for any Pre-Effective Time Tax Period or Straddle Period that are due following the Closing Date.  If any income Tax Return of a Company Entity for any Pre-Effective Time Tax Period or Straddle Period (or any amendments to such income Tax Returns or to any income Tax Returns filed with respect to a Pre-Effective Time Tax Period or Straddle Period) is filed or required to be filed prior to the date the Merger Consideration Adjustment Amount has been finally determined pursuant to Section 3.4, Buyer will, or will cause the applicable Company Entity to, submit copies of such income Tax Returns, in draft form, to the Equityholders’ Representative for its review and reasonable comment at least 20 days prior to the filing thereof.  Buyer shall cause all reasonable comments received from the Equityholders’ Representative at least five days prior to the due date (or proposed filing date), to the extent relating to a Pre-Effective Time Tax Period or Pre-Effective Time Portion, to be incorporated into such Tax Returns prior to filing and shall provide an as-filed copy of such Tax Returns to the Equityholders’ Representative upon filing.  Such income Tax Returns will be prepared, to the extent permitted by Law, in a manner consistent with the prior practice of the Company Entities and taking into account Transaction Tax Deductions for the earliest permissible Tax periods (at a “more likely than not” or higher level of comfort).

(b)          Cooperation on Tax Matters.

(i)        Buyer and the Company (and, following the Closing, the Equityholders’ Representative) will cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns pursuant to this Section 6.9 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon any other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer agrees to (A) retain all books and records with respect to Tax matters pertinent to any Company Entity relating to any Tax period beginning before the Effective Time until the expiration of the statute of limitations (including any extensions thereof) of the Tax periods to which such books and records relate (or such longer period as may be necessary to resolve any disputes hereunder), and to abide by all record retention agreements entered into with any Taxing Authority and (B) give the Equityholders’ Representative and its Representatives reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Equityholders’ Representative so requests, the Company Entities or Buyer, as the case may be, will allow the Equityholders’ Representative or its designee to take possession of such books and records, at the Equityholders’ Representative’s sole cost and expense.

(ii)        Buyer and the Company (and, following the Closing, the Equityholders’ Representative) further agree, upon request and at the requesting Party’s sole cost and expense, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Transactions.

(c)         Amending Tax Returns; Carryback Items.  Until the Merger Consideration Adjustment Amount has been finally determined pursuant to Section 3.4, without the prior written consent of the Equityholders’ Representative, which shall not be unreasonably withheld, conditioned or delayed, Buyer will not change any material Tax election, or amend, refile or otherwise modify any material Tax Return of the Company for a Pre-Effective Time Tax Period or Straddle Period.

(d)       Apportionment of Tax Items.  The Equityholders shall be allocated and bear all Taxes allocated to the Pre-Effective Time Portion of any Straddle Period and any Pre-Effective Time Tax Period, and Buyer shall be allocated and bear all Taxes allocated to the Post-Effective Time Portion of any Straddle Period and any Post-Effective Time Tax Period.  To the extent relevant to any determination hereunder, (i) Property Taxes that are attributable to the severance or production of Hydrocarbons (other than such Property Taxes that are ad valorem, property or similar Property Taxes imposed on a periodic basis) shall be allocated to the Tax period (or portion of any Straddle Period) in which the severance or production giving rise to such Property Taxes occurred; (ii) Property Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Property Taxes that are ad valorem, property or similar Property Taxes imposed on a periodic basis, or that are described in clause (i)), shall be allocated to the Tax period (or portion of any Straddle Period) in which the transaction giving rise to such Property Taxes occurred; (iii) Property Taxes that are ad valorem, property or other similar Property Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Property Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand; and (iv) any Income Taxes or other Taxes of the Company Entities for the Pre-Effective Time Portion of any Straddle Period or any Pre-Effective Time Tax Period ending at the Effective Time shall be determined based upon an interim closing of the books as of the close of business on the date on which the Effective Time occurs; provided, however, that any exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Effective Time) shall be apportioned based upon the number of days the portion of such period ending before the Effective Time and the portion of such period beginning after the Effective Time.  Notwithstanding any other provision of this Agreement, to the extent the actual amount of any Tax is not determinable at the Closing or at the time the Merger Consideration Adjustment Amount is finally determined pursuant to Section 3.4, the Parties shall utilize the most recent information available in estimating the amount of such Tax for purposes of determining the Merger Consideration adjustments.

(e)          At or prior to the Closing, the Company shall cause each Company Entity to terminate any Tax allocation, sharing or similar agreement or arrangement between any Company Entity, on the one hand, and any Equityholder or any of its Affiliates (other than the Company Entities), on the other hand, and, after the Closing, none of Parent, the Company Entities, or any of their respective Affiliates shall be bound thereby or have any liability thereunder.

6.10      Section 280G Matters.  To the extent necessary to avoid the application of Section 280G of the Code and the Treasury Regulations thereunder, as soon as reasonably practicable following the date of this Agreement, but in no event later than three Business Days prior to the Closing Date, the Company shall (a) use commercially reasonable efforts to obtain waivers (in form and substance reasonably satisfactory to Buyer) from each Person who has a right to any payments and/or benefits as a result of or in connection with the Transactions that would reasonably be expected to constitute “parachute payments” within the meaning of Section 280G of the Code and as to which such Person, if applicable, waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) that apply to such Person so that all remaining payments and/or benefits applicable to such Person shall not reasonably be expected to be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (b) following the execution of the waivers described in clause (a), to the extent applicable, solicit the approval of the Stockholders of any Waived 280G Benefits pursuant to a vote intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, in a manner and with a disclosure document that shall be in form and substance reasonably satisfactory to Buyer.  Buyer agrees to promptly provide the Company with all post-Closing information that is relevant to any Section 280G analysis or disclosure.  At least five Business Days prior to obtaining any waiver or soliciting stockholder approval, the Company shall provide Buyer with drafts of all Section 280G-related documents, including all Section 280G calculations and analysis prepared by the Company (including the assumptions used to make the calculations), the stockholder disclosure document, waivers and stockholder consents, for Buyer’s review and approval (which approval shall not be unreasonably withheld or delayed) and shall accept all reasonable comments made thereto by Buyer.  To the extent applicable, prior to the Closing Date, the Company shall provide evidence to Buyer that a vote of the Stockholders was solicited in accordance with the foregoing provisions of this Section 6.10 and that either (i) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “Section 280G Approval”), or (ii) that the Section 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.  Notwithstanding any specified time periods in this Section 6.10, if and to the extent that Buyer does not provide the Company with comments on the stockholder disclosure document, waivers and stockholder consents sufficiently in advance of the deadline or access to any post-Closing information that is relevant to any Section 280G analysis or disclosure, then the specified time periods in this Section 6.10 shall be automatically adjusted accordingly.

6.11        Further Actions.

(a)         Subject to the terms and conditions of this Agreement, the Parties shall cooperate with the other Parties and shall use (and cause their respective Affiliates to use) their commercially reasonable efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply, including that this Section 6.11 shall not apply to any matters arising out of or relating to the HSR Act, which shall be governed exclusively by Section 6.4) (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to promptly comply with all requirements that may be imposed on such Party or its Affiliates under applicable Law with respect to this Agreement and, subject to the conditions set forth in Article VII, to consummate the Transactions as soon as practicable, including preparing, and, filing with and obtaining from each applicable Governmental Entity, all Filings and other Permits as may be necessary for the consummation of the Transactions in accordance with the terms of this Agreement and (ii) not to take any action, or fail to take any action, that could reasonably be expected to prevent, delay or make it more difficult to consummate the Transactions.  Notwithstanding the foregoing, nothing contained in this Section 6.11 shall require, and in no event shall the commercially reasonable efforts of the Company (or any other efforts standard contained in this Agreement) be deemed or construed to require any Company Entity to (A) pay any fee or (B) incur any other Liability, except, in the case of a Company Entity, following the Closing.

(b)       Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at a Party’s reasonable request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as may be necessary in order to consummate the Transactions.

(c)        To the extent (i) (A) the Final Effective Time Indebtedness exceeds the Estimated Effective Time Indebtedness; and (B) the Final Closing Transaction Costs exceed the Estimated Closing Transaction Costs and (ii) any such excess amount has been taken into account in the calculation of the Merger Consideration Adjustment Amount pursuant to Section 3.4(e), Buyer shall, and shall cause the Company Entities to, promptly pay any such excess amounts that remain outstanding to the applicable third-party recipients thereof.

6.12      Resignation of Company Directors.  In order to fulfill the requirements of Section 2.3(c), the Company shall (a) no later than three Business Days prior to the Closing Date, cause each director of the Company to deliver a written resignation to the Company effective at the Closing Date, subject to the consummation of the Transactions, and (b) effective as of the Closing Date, subject to the consummation of the Transactions, cause the vacancies resulting from such resignations to be filled by Persons who are directors of Merger Sub immediately prior to the Closing Date.

6.13       Employee Matters.

(a)         Until the first anniversary of the Closing Date (or, if earlier, the date of the Continuing Employee’s termination of employment) (the “Continuation Period”), Buyer shall provide, or shall cause the Company Entities to provide, to each individual who is an Employee immediately prior to, and immediately following, the Closing (each, a “Continuing Employee”):  (i) a base salary or hourly wage rate, as applicable and target annual cash bonus and short-term cash commission opportunities (excluding any long-term incentive, one-time or non-recurring bonus or equity and equity based rights or opportunities) (together, the “Base Compensation”) that are no less favorable, in the aggregate, than those provided to either such Continuing Employee immediately prior to the Closing or to similarly situated employees employed by Buyer or any of its Subsidiaries, as determined by Buyer in its sole discretion; provided, however, that if an employee’s Base Compensation is reduced below what was provided to such Continuing Employee prior to the Closing, then such employee shall receive a one-time cash bonus on the six-month anniversary of the Closing Date equal to 1.15 times the difference between (x) the Base Compensation the Continuing Employee would have received during the six-month period following Closing had his or her Base Compensation remained unchanged from the level of Base Compensation in effect as of immediately prior to the Closing and (y) the Base Compensation actually paid to the Continuing Employee during the six-month period following Closing, subject to continued employment through the six-month anniversary of the Closing Date; and (ii) employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, retention, incentive, bonus, change in control, transaction, defined benefit pension and post-employment welfare benefits) that are substantially comparable, in the aggregate, to either (1) those provided to such Continuing Employee immediately prior to the Closing and listed in Schedule 4.19(a), or (2) the benefits provided to similarly situated employees of Buyer and its Affiliates, as determined in Buyer’s sole discretion and (iii) severance benefits in accordance with the terms and conditions specified in Schedule 6.13(a) (which terms and conditions shall specify the extent to which such severance benefits may become payable after the expiration of the Continuation Period) (the “Scheduled Severance Benefit Arrangements”).  Notwithstanding anything to the contrary contained in this Agreement, Buyer shall cause each Company Entity to pay, in the manner and in accordance with past practice or as otherwise provided for in the applicable Employee Plan or Material Contract, all bonuses and deferred compensation payments (including under the Company’s annual cash incentive plan) payable to Employees of such Company Entity for services performed on or prior to the Closing; provided, however, that such amounts may be paid in connection with the Closing, in Buyer’s sole discretion.

(b)        For all purposes, including vesting, eligibility to participate and level of benefits (other than benefits under defined benefit pension plans) under the Benefit Plans of Buyer or its Affiliates (as applicable) providing benefits to Continuing Employees after the Closing (the “New Plans”), each Continuing Employee in such plans shall be credited with his or her years of service with the Company Entities and their respective predecessors prior to the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing (such plans, collectively, the “Old Plans”); provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, Buyer or its Affiliates (as applicable) shall use commercially reasonable efforts to ensure that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under any Old Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical vision, disability, life insurance and/or other welfare benefits to any Continuing Employee (collectively, the “New Welfare Plans”), (A) all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such New Welfare Plans to be waived for such Continuing Employee and his or her covered dependents (to the extent such conditions, exclusions, limitations, periods and requirements were waived or satisfied as of immediately prior to the Closing under comparable Old Plans), and (B) for the plan year in which the transition from the Old Plan to the New Welfare Plan participation occurs, any eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Welfare Plan begins to be taken into account under such New Welfare Plan for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Welfare Plan.

(c)        Buyer shall (or shall cause its Affiliates to) honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each current or former employee, consultant or director of any Company Entity arising under the terms of any employment, consulting, retention, equity or equity-based, severance, change of control, or similar plan, agreement or arrangement in accordance with the terms thereof in effect at the Merger Consummation Time.

(d)       With respect to any accrued but unused as of the Closing Date personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation time policies applicable to such Continuing Employee immediately prior to the Merger Consummation Time, Buyer shall, or shall cause the Company Entities to, for the remainder of the calendar year in which the Closing Date occurs, allow the use of such personal, sick or vacation time in accordance with the policies of the applicable Company Entity and subject to applicable Laws.

(e)         Buyer shall be solely responsible for any Liabilities under the WARN Act or any other Law relating to reductions in work force or the impact on employees of plant closings or sales of business for any actions taken by Buyer or any of its Affiliates (including any Company Entity) on or after the Closing.

(f)          This Section 6.13 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 6.13, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.13.  Nothing contained in this Section 6.13 or elsewhere in this Agreement, express or implied, shall (i) be construed to establish, amend or modify any Employee Plan, New Plan or any other benefit plan, program, agreement or arrangement or (ii) confer upon any current or former Employee, director, manager, officer or consultant of any Company Entity any right to continued employment or service (or resumed employment or service) subsequent to the Closing or compensation or benefits of any nature or kind whatsoever.

6.14          D&O Indemnification and Insurance.

(a)          Buyer agrees that all rights to exculpation, indemnification, advancement of expenses and insurance coverage now existing in favor of each current and former director, manager, officer or employee of the Company Entities and each Person who served as a director, manager, officer, stockholder, member, trustee or other fiduciary of a pension, benefit or other Employee Plan or another enterprise or Person at the request or for the benefit of a Company Entity (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Organizational Documents or in any Contract with any Company Entity identified in Schedule 6.14 (the “D&O Contracts”) shall survive the Closing and shall continue in full force and effect.  For a period of six years from the Closing Date, Buyer shall cause each Company Entity to maintain in effect the exculpation, indemnification, advancement of expenses and insurance coverage provisions of such Company Entity’s Organizational Documents as in effect immediately prior to the Closing or in any indemnification agreements of any Company Entity with any D&O Indemnified Party as in effect immediately prior to the Closing, and Buyer shall not, and shall cause the Company Entities not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to exculpation, indemnification, advancement of expenses or insurance coverage in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b)         From and after the Closing, Buyer shall cause the Company Entities to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.14.  Notwithstanding any provision in this Agreement to the contrary, the Parties hereby acknowledge that one or more of the D&O Indemnified Parties may have certain rights to exculpation, indemnification, advancement of expenses and/or insurance coverage provided by any Affiliate of a Stockholder or such D&O Indemnified Party or another Person of which such D&O Indemnified Party is a manager, director, officer, stockholder, member, partner or employee (an “Additional D&O Provider”).  The Parties hereby agree that, with respect to any such D&O Indemnified Party, the Company Entities (i) are, relative to each Additional D&O Provider, the indemnitors of first resort (i.e., the Company Entities’ obligations to the applicable D&O Indemnified Party under this Agreement and the applicable Company Entity’s Organizational Documents and other applicable agreements are primary, and any duplicative, overlapping or corresponding obligations of an Additional D&O Provider are secondary), (ii) shall be required to make all advances and other payments under this Agreement and the applicable Company Entity’s Organizational Documents or D&O Contracts, and shall be fully liable therefor, without regard to any rights any D&O Indemnified Party may have against any Additional D&O Provider and (iii) irrevocably waive, relinquish and release any such Additional D&O Provider from any and all claims against such Additional D&O Provider for contribution, subrogation or any other recovery of any kind in respect thereof.

(c)        After the Closing, Buyer shall cause each of the Company Entities to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law) each D&O Indemnified Party against any Loss resulting from, arising out of or otherwise relating to any actual or Threatened Legal Proceeding resulting from, arising out of, or otherwise relating to any action or omission occurring or alleged to have occurred on or prior to the Closing in such D&O Indemnified Party’s capacity as a director, manager, officer or employee of a Company Entity or in such D&O Indemnified Party’s capacity as a director, manager, officer, member, trustee or other fiduciary of a pension or other Benefit Plan or another enterprise or Person at the request or for the benefit of a Company Entity.  In the event of any such Legal Proceeding, Buyer shall, and shall cause the Company Entities to, reasonably cooperate with the D&O Indemnified Party in the defense of any Legal Proceeding.

(d)          Prior to the Closing, the Company, in consultation with Buyer, shall obtain and prepay, subject only to notice of the occurrence of the Merger, effective as of the Closing, a fully-paid, six-year “tail” insurance policy (the “D&O Tail”) with respect to any Liability of the directors, managers and officers of the Company Entities relating to actions taken in their capacity as such on or prior to the Closing Date from a carrier with the same or better credit rating to the Company’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company as of the Execution Date; provided, however, that in no event shall the premium for such coverage exceed 250% of the annual premium paid by the Company or any of its Subsidiaries, as applicable, as of the Execution Date.  Buyer shall, or shall cause the Company Entities to, maintain the D&O Tail in full force and effect, for its full term, and cause all obligations thereunder to be honored by Buyer and the Company Entities, as applicable.

(e)        Buyer shall cause the Company Entities to pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.14(e).

(f)         The rights of each D&O Indemnified Party under this Agreement shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of any Company Entity, any other D&O Contract to which any Company Entity is a party, any applicable Law or otherwise.  The provisions of this Section 6.14 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.14.

(g)         In the event Buyer, any Company Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or such Company Entity, as the case may be, shall assume the obligations set forth in this Section 6.14.

6.15       Takeover Statute.  If any Takeover Statute, or similar provision, in the Organizational Documents of any of the Parties or any of the Company Subsidiaries, may become, or may purport to be, applicable to the Transactions, each Party and each Company Subsidiary shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.16       Access to Books and Records.  From and after the Closing Date until the third anniversary thereof, the Equityholders’ Representative and its representatives shall have reasonable access, upon reasonable notice, under the supervision of the personnel of Buyer or its Affiliates and during normal business hours to all of the books and records of the Company that relate to the pre-Closing period (as well as, with respect to clause (b) below, the Oil and Gas Properties), for the sole purpose of (a) facilitating the resolution of any claims made against or incurred by any Equityholder relating to any Company Entity or the business or operations thereof, (b) taking curative actions and other actions required or permitted under Article XI, Article XII or Article XIII and (c) complying with applicable Laws, but only to the extent that Buyer may do so without violating any obligations to any Person or waiving any legal privilege and to the extent that Buyer has the authority to grant such access without breaching applicable Law or any Contract or other restriction binding on Buyer or the Company; provided, however, that (i) such investigation will be conducted in a manner that does not unreasonably interfere with normal operations of the Company and (ii) such access will require the execution of customary access letters.  For a period of six years following the Closing, or such longer period as may be required by applicable Law or necessitated by applicable statutes of limitations, Buyer shall, and shall cause its Affiliates (including each Company Entity) to, maintain all such books and records and shall not destroy, alter or otherwise dispose of any such books and records.

6.17       Accredited Investor Certificates.  Prior to the delivery of the Consideration Allocation Schedule pursuant to Section 2.6, the Company shall use commercially reasonable efforts to deliver to Buyer a certificate duly executed by each Equityholder certifying that such Equityholder is an “accredited investor,” as such term is defined in Regulation D under the Securities Act (each, an “Accredited Investor Certificate”).

6.18      Hedges.  The Company (or, following the Closing, the Equityholders’ Representative) shall (and, prior to the Closing, shall cause the Company Entities to) use commercially reasonable efforts to, at Buyer’s request, cooperate with Buyer to novate (or to cause to be novated) the Derivative Transactions set forth on Schedule 6.18 (each, a “Company Hedge”) effective as of the Closing Date (other than those designated on Schedule 6.18 for termination) pursuant to novation agreements in the form published by the International Swaps and Derivatives Association, Inc. (each, a “Novation Agreement”); provided, however, that no such novations shall cause the Company or Equityholders’ Representative to pay any amounts other than reasonable out-of-pocket cost legal and administrative costs and expenses incurred by the Company (or, following the Closing, the Equityholders’ Representative) directly in connection with the documentation of such novations (the “Novation Amount”) all of which shall be promptly reimbursed to the Company or Equityholders’ Representative, as applicable, by Buyer upon request, whether prior to or after Closing.  Buyer shall be entitled to receive all Hedge Gains and other proceeds and be responsible for all Hedge Losses and other costs attributable to the Company Hedges (whether or not novated), and the Parties acknowledge and agree that no Hedge Gains or Hedge Losses shall increase or decrease the Base Consideration pursuant to Article III.

6.19       Stock Exchange Listings.  Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock constituting the Equity Consideration to be admitted to trading on the LSE and to be listed on the NYSE (subject to official notice of issuance), in each case, prior to the Merger Consummation Time.  Prior to the Closing, Parent shall submit, with respect to the shares of Parent Common Stock to be issued as Equity Consideration, (a) applications to the LSE for admission to the main market for listed securities of the LSE and to the FCA for admission to listing on the equity shares (commercial companies) category of the Official List of the FCA (the “UK Listing Applications”); and (b) a supplemental listing application with the NYSE (the “NYSE SLAP” and, together with the UK Listing Applications, the “Listing Applications”).  Parent shall use its commercially reasonable efforts to have the Listing Applications approved (subject, in the case of the NYSE SLAP, to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of the LSE, the FCA and/or the NYSE).  In addition, Parent agrees to provide the Company and its legal counsel with copies of any written comments, and shall inform the Company of any oral comments, that Parent or its counsel may receive from time to time from the LSE, the FCA, the NYSE or their respective staffs with respect to the Listing Applications promptly after receipt of such comments, and any written or oral responses thereto.

6.20      Removal of Legends.  Following the six-month anniversary of the Closing Date, in connection with any sale or other disposition of shares of Parent Common Stock issued as Equity Consideration by a holder thereof pursuant to and in compliance with the provisions and requirements of Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC), if requested by such Equityholder, Parent shall cause written instructions to be delivered to the Parent Transfer Agent to remove any restrictive legends from such shares of Parent Common Stock within two trading days of any such request therefor, but only if Parent, its counsel and/or the Parent Transfer Agent shall have timely received from such Equityholder documentation and evidence (which such documentation or evidence may require a medallion guarantee if reasonably requested by the Parent Transfer Agent) reasonably requested by it in order to cause the removal of such legend, including, as may be appropriate, any information Parent deems necessary to determine that the legend is no longer required, including a certification that, among other things, such stockholder is not an Affiliate of Parent (collectively, a “Stockholder Certification”).  From and after the 12-month anniversary of the Closing Date, promptly following receipt of a Stockholder Certification from any Equityholder, Parent shall cause written instructions to be delivered to the Parent Transfer Agent instructing the Parent Transfer Agent to remove any restrictive legends from such Equityholder’s shares of Parent Common Stock.

6.21       Financial Information.

(a)          Between the date of this Agreement and the Closing, the Company shall provide such reasonable assistance and cooperation as Parent may reasonably request as may be necessary for Parent and its Affiliates to comply with their respective obligations under the Securities Act, or with filings that are required by the SEC, FCA or the LSE (or for the purpose of compliance with the UK Prospectus Regulation that may be required to be published by Parent in accordance with the UK Prospectus Regulation prior to the Closing) or that may otherwise be reasonably required by Parent or its Affiliates in order to prepare financial or reserve information and statements, in each case at Parent’s sole cost and expense, required to be filed with the SEC pursuant to Rule 3-05 and Article 11 of Regulation S-X or published by Parent in accordance with the UK Prospectus Regulation prior to Closing (including the unaudited consolidated balance sheet and statement of operations and cash flows of the Company as of and for the nine months ended September 30, 2025 and 2024 and the audited consolidated historical financial information for the Company for the three years ended December 31, 2024), or used in connection with any debt financing that may be entered into in connection with the merger contemplated hereunder (the “Debt Financing”), as reasonably necessary and customary for the type of financings contemplated thereby (such information, the “Requisite Financial Statement Information”) (but only if such requested assistance and cooperation does not unreasonably interfere with the ongoing operation of the Company’s business, and it is agreed that nothing in this Section 6.21 shall require any Company Entity to provide any pro forma information), including (i) causing the Company’s auditors, reserve engineers and officers to reasonably cooperate with Parent, its Affiliates and its and their respective accountants in connection with the Debt Financing or Parent’s or its Affiliates’ preparation of the Requisite Financial Statement Information and delivering to the Company’s or Parent’s auditors and/or reserve engineers any customary representation letters that are reasonably required to allow Parent’s auditors and/or reserve engineers, as applicable, to complete an audit or review of any Requisite Financial Statement Information, including providing customary consents and comfort letters as Parent and its Affiliates may reasonably request, (ii) making senior management available during normal business hours for customary lender meetings, meetings with parties acting as arrangers or agents, sessions with rating agencies and “roadshow” presentations, conference calls, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations and sessions with prospective financing sources (including the Debt Financing Sources), investors and ratings agencies, in each case on reasonable advance notice and cooperating with prospective lenders in performing their due diligence, (iii) reasonably cooperating with the marketing efforts of Parent and the Debt Financing Sources, and reasonably cooperating in the preparation of customary materials for rating agency presentations, any offering memorandum, marketing materials, lender presentations or similar customary documents; provided, however, that the use of the information contained therein and any such offering memorandum shall include language that exculpates the Company Entities and their respective Related Parties from any liability in connection with the unauthorized use by the recipients thereof of the information set forth therein, (iv) furnishing Parent, as promptly as reasonably practicable and no later than November 5, 2025, unaudited consolidated balance sheets and related statements of income and cash flows of the Company as of and for the quarter ended September 30, 2025, together with all related notes thereto (in each case, prepared in accordance with the Company’s historical practice), (v) furnishing Parent and the Debt Financing Sources and their respective representatives, as promptly as reasonably practicable upon request, other customary financial, reserves, and other pertinent information (including asset schedules, lease operating statements, production reports, title information, reserve reports and other similar information) regarding the Company Entities, a competent person’s report on the reserves and assets of the Company and any other information that may be required by the FCA to be included in a prospectus, as well as any information reasonably requested or required by Parent to prepare its pro forma financial information, that may be required to be published by Parent in accordance with the UK Prospectus Regulation prior to Closing (in each case, to the extent such information is reasonably available, and it being understood that Buyer shall be responsible for the preparation of any pro forma financial information or pro forma financial statements required pursuant to the 1933 Act or as may be customary in connection with any financing, or any filings that are required by the SEC, FCA or the LSE, of Parent or Buyer or their respective Subsidiaries), (vi) furnishing information regarding the Company and its Subsidiaries that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230 at least five Business Days prior to the Closing (to the extent requested at least eight Business Days prior to the Closing), (vii) assisting Parent in preparing customary presentations with respect to corporate, corporate family, credit, facility and securities ratings from rating agencies, (viii) cooperating with Parent in order to facilitate the termination, discharge and release of all outstanding debt and Encumbrances (other than Permitted Encumbrances) of the Company and its Subsidiaries required by its terms to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged at the Closing and (ix) taking reasonable actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing as applicable; provided, however, that before the Closing is consummated, in no event shall the Company Entities, or any of their respective Related Parties, be required to:  (A) (1) pay any commitment or other similar fee, agree to provide any indemnity or incur any other liability or obligation in connection with the Debt Financing (or any replacements thereof) or (2) incur any liability or give any indemnities to any third party or otherwise commit to take any similar action; (B) authorize or approve any loan agreements, security agreements or related documents or instruments in connection with the Debt Financing; (C) take any action that would unreasonably disrupt or interfere with the ongoing operations of the Company Entities; (D) deliver any legal opinions or accountants’ cold comfort letters or reliance letters; (E) execute or enter into any contract or make any binding commitment that is not expressly conditioned on the consummation of the Closing; (F) subject, or be reasonably expected to subject, the Company Entities or their respective Related Parties to incurring any Liability with respect to matters relating to the Debt Financing or cause any director, officer or employee of the Company Entities or any of their respective Related Parties to incur any personal Liability in connection with the Debt Financing; (G) reasonably be expected to conflict with, violate or result in a default or breach (with or without notice, lapse of time, or both) under the Company Entities’ or their Subsidiaries organizational documents, any law or binding agreements; (H) cause any condition to the consummation of the Closing set forth in Article VII not to be satisfied; (I) change any fiscal period prior to the Closing Date; (J) cause any representation and warranty in this Agreement to be inaccurate or breached or (K) provide (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”) or (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing (which items described in clauses (1) through (3) shall be the sole responsibility of Parent).  Subject to Parent’s indemnification obligations under this Section 6.21, the Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with the marketing of the Debt Financing or in any filings that are required by the SEC, FCA or the LSE, but only if such logos are used solely in a manner that is customary for such purposes and that is not intended to or reasonably likely to harm or disparage any Company Entity or the reputation or goodwill of any Company Entity.

(b)         Nothing in this Section 6.21 shall obligate the Company Entities to provide any information that (i) would require disclosing any information that, in the reasonable judgment of any Company Entity or their respective Related Parties, would be reasonably likely to constitute a waiver of attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company Entities or their respective Related Parties, (ii) would contravene any applicable law, rule, regulation or order (provided, however, that any Company Entity, as applicable, shall make substitute arrangements or permit such disclosure in a manner that would not result in the loss or waiver of any such attorney-client privilege), (iii) is not prepared by a Company Entity in the ordinary course of business, (iv) is not customarily required for completion of debt financings similar to the Debt Financing, or (v) with respect to a fiscal period that has not yet ended or has ended less than 40 days prior to the date of such request, the preparation or furnishing of any financial information or financial statements.

(c)       Parent shall promptly, upon written request from the Company, reimburse the Company Entities for any reasonable and documented out-of-pocket fees, expenses and costs incurred in connection with the obligations of any Company Entity under this Section 6.21 and shall indemnify, defend and hold harmless the Company Entities, their respective Related Parties and the Equityholder Indemnified Parties from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.21 and any information used in connection therewith; provided, however, that Parent shall not have any obligation to indemnify and hold harmless any Person to the extent Losses result from such Person’s acts or omissions constituted bad faith, gross negligence or willful misconduct.  Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b) as it applies to any obligations of the Company Entities under this Section 6.21 shall be deemed satisfied unless the Company Entities have knowingly breached their obligations under this Section 6.21 and such breach is the proximate cause of Parent’s failure to obtain the Debt Financing.

(d)         Parent shall use its commercially reasonable efforts to obtain the Debt Financing contemplated by any commitment letters, if applicable, relating to or in connection with the Debt Financing (the “Commitment Letters”), solely to the extent such Debt Financing is necessary to avoid a breach of the representation and warranty set forth in Section 5.10 and solely on the terms and conditions set forth therein, including (i) maintaining in full force and effect the Commitment Letters in accordance with the terms and subject to the conditions thereof and hereof, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing contemplated by such Commitment Letter, if applicable (the “Definitive Financing Agreements”), solely on the terms and conditions contained in the Commitment Letters and any associated fee letters (if applicable), (iii) satisfying and complying with on a timely basis (or, if applicable, obtaining waivers of) all the conditions to funding in the Commitment Letters and the Definitive Financing Agreements to the extent such conditions are applicable to, and within the control of, Parent or any of its Affiliates, (iv) complying on a timely basis with all of its covenants and other obligations set forth in the Commitment Letters and (v) consummating the Debt Financing contemplated by such Commitment Letter, if applicable, in an amount sufficient to consummate the Transactions.

(e)          Parent shall give the Company Entities notice as promptly as reasonably practicable of (i) any material breach or default on the part of any party to any Commitment Letter to which Parent or any of its Affiliates becomes aware, (ii) any written notice or other written communication to or from any Debt Financing Source with respect to any actual or asserted breach, default, termination or repudiation on the part of Parent or any other party to any Commitment Letter and (iii) any other circumstance resulting in Parent no longer believing in good faith that it or any of its Affiliates will be able to obtain, on or prior to the Closing Date, the Debt Financing on the terms, in the manner or from the sources contemplated by any of the Commitment Letters, in each case, solely to the extent such Debt Financing is necessary to avoid a breach of the representation and warranty set forth in Section 5.10.

(f)          Parent will not permit any amendment, modification or supplement to be made to, or any waiver of, any provision or remedy under any Commitment Letter that (i) reduces the aggregate amount of Debt Financing contemplated by the Commitment Letter, (ii) imposes new or additional conditions precedent or expands any conditions to the initial funding of the Debt Financing or (iii) would reasonably be expected to impede, prevent or delay the Closing or make timely funding of the Debt Financing less likely to occur.  Notwithstanding the foregoing, Parent and its Affiliates may amend or amend and restate the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Commitment Letter as of the date hereof.  Parent shall provide the Company Entities with reasonable notice of any amendment or supplement to, or modification of or waiver under, any Commitment Letter and shall promptly (and in any event within one Business Day after execution thereof) provide the Company Entities with correct and complete executed copies of, and all amendments or supplements to, or modifications of or waivers under, any Commitment Letter.

(g)       In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in any Commitment Letter, Parent shall, as promptly as practicable, notify the Company Entities of such unavailability and solely to the extent a substitute financing is necessary to avoid a breach of the representation and warranty set forth in Section 5.10 use Parent’s commercially reasonable efforts to obtain, as promptly as practicable following the occurrence of such event, substitute financing on terms not materially less favorable to Parent and its Affiliates party thereto than those in the Commitment Letter and in an amount, when taken together with any remaining available portion of the Debt Financing (if any), the Cash Merger Consideration and the Equity Consideration, sufficient to enable Parent and its Affiliates to consummate the Transactions (“Substitute Financing”).  In the event any Substitute Financing is obtained in accordance with this Section 6.21, references in this Agreement to the Debt Financing shall be deemed to refer to such Substitute Financing (in lieu of the Debt Financing replaced thereby) and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Substitute Financing (such commitment letters, the “Substitute Commitment Letters,” and such related definitive financing agreements, the “Substitute Definitive Financing Agreements”), references in this Agreement to the Commitment Letters and the Definitive Financing Agreements shall be deemed to refer to the Substitute Commitment Letters and the Substitute Definitive Financing Agreements (in lieu of the Commitment Letters and the Definitive Financing Agreements replaced thereby), and all obligations of Parent pursuant to this Section 6.21 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing replaced thereby.

(h)          Parent shall keep the Company Entities informed as promptly as practicable in reasonable detail of the status of its efforts to (i) arrange the Debt Financing contemplated by the Commitment Letter, if applicable, and/or (ii) obtain any Substitute Financing, except, in each case, to the extent such information would jeopardize the attorney-client privilege or attorney work-product.

(i)        Each of Parent, Buyer and Merger Sub expressly acknowledges and agrees that neither the availability, the terms nor the obtaining of the Debt Financing or any Substitute Financing, nor the completion of any loan funding or issuance of securities contemplated by the Debt Financing or any Substitute Financing, is in any manner a condition to the Closing or the obligations of Parent, Buyer and/or Merger Sub to consummate the Transactions.

6.22     Seismic Licenses.  Buyer acknowledges that one or more Company Entities holds the data and geophysical licenses and permits described on Schedule 6.22 (each a “Seismic License”).  Pursuant to the terms of such Seismic Licenses, the consummation of the Transactions may require the consent of the applicable licensor, or the payment of one or more transfer, assignment or change of control fees or payments unless the applicable Company Entity cancels or terminates such Seismic License.  If Buyer and the applicable licensor to the Seismic License agree on terms that are acceptable to Buyer to allow the transfer of such Seismic License, the Company Entities shall reasonably cooperate with Buyer to transfer such Seismic License at Buyer’s cost, including any and all transfer, assignment or change of control fees or payments required under such Seismic License and will indemnify the Equityholders for the same.

6.23       Preferential Rights.  Within ten Business Days after the Execution Date, the applicable Company Entity shall prepare and send notices (in a form reasonably acceptable to Buyer) to the holders of the Preferential Rights set forth on Schedule 4.12 seeking a waiver of such Preferential Rights.  If any Party discovers a Preferential Right that was not set forth on Schedule 4.12, then within three Business Days after discovery of such Preferential Right, the applicable Company Entity shall prepare and send a notice (in a form reasonably acceptable to Buyer) to the holder(s) of such Preferential Right(s).  If a party holding a Preferential Right exercises such Preferential Right prior to the Closing, (a) the affected Oil and Gas Property shall be excluded from the transactions contemplated by this Agreement and (b) the Base Consideration shall not be reduced and the Company Entities shall be entitled to any proceeds from the exercise of such Preferential Right.  If the period for exercising a Preferential Right has not yet expired as of Closing and such holder has not waived such Preferential Right, (i) the affected Oil and Gas Property shall nevertheless remain with the Company Entities pursuant to the transactions contemplated by this Agreement, (ii) the Base Consideration shall not be reduced, and (iii) the Company Entities shall be entitled to any proceeds from any exercise of such Preferential Right, if exercised.  In no event shall Buyer be obligated to incur any costs or obligations with respect to a waiver of a Preferential Right.

ARTICLE VII
CLOSING CONDITIONS

7.1      Mutual Conditions to Closing.  The respective obligations of Buyer, Parent, Merger Sub and the Company to consummate the Transactions shall be subject to satisfaction at or prior to the Closing of the following condition, which may be waived by mutual written agreement of Buyer and the Company:

(a)          Regulatory Approvals.  Any applicable waiting period under the HSR Act shall have expired or been terminated.

(b)        Absence of Orders.  No temporary, preliminary or permanent Order prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect.

(c)       NYSE Listing Approval.  The shares of the Parent Common Stock constituting the Equity Consideration shall have been approved for listing on the NYSE subject to official notice of issuance.

(d)         FCA and LSE Admission.  The applications for the admission to listing on the Official List of the FCA and to trading on the LSE’s main market for listed securities of the Parent Common Stock constituting the Equity Consideration pursuant to this Agreement shall have been submitted to the FCA and the LSE, respectively.

7.2       Buyer’s, Parent’s and Merger Sub’s Conditions to Closing.  The obligation of Buyer, Parent and Merger Sub to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Buyer (in Buyer’s sole discretion):

(a)          Representations and Warranties.

(i)          The Fundamental Representations of the Company shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained in such representations and warranties) as though made as of the Closing, except (A) to the extent that any such representation and warranty expressly refers to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (B) for any de minimis inaccuracy.

(ii)          All representations and warranties of the Company set forth in Article IV (other than Fundamental Representations of the Company) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained in such representations and warranties) as though made as of the Closing (except to the extent that any such representation and warranty expressly refers to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except (A) where the failure of such representations and warranties of the Company to be so true and correct would not reasonably be expected to have a Material Adverse Effect and (B) for changes contemplated by this Agreement.

(b)          Compliance with Agreements.  The covenants and agreements required by this Agreement to be performed by the Company at or prior to the Closing shall have been performed in all material respects at or prior to the Closing.

(c)        Documents.  The Company shall have delivered to Buyer, Parent or Merger Sub, or shall stand ready to deliver, all of the certificates, instruments, Contracts and other documents specified to be delivered by it in Section 2.7(a).

(d)          No Material Adverse Effect.  No Material Adverse Effect shall have occurred since the Execution Date.

(e)          Minimum Cash Amount.  The amount of cash and cash equivalents of the Company and its Subsidiaries, taken as a whole, that is available to Buyer to consummate the Transactions (immediately after giving effect to, and assuming for purposes of calculating such amount, the payment of any Company expenses related to the Transactions, any Indebtedness contemplated by Section 2.7(a)(v), or other amounts due and payable on the Closing Date) as a funding source for the Closing Cash Merger Consideration shall be at least equal to the Minimum Cash Amount and the Company shall have repaid the Mandatory Repayment Amount under the Existing Credit Agreement (in each case, to the maximum extent permitted under the Existing Credit Agreement without causing a breach or default thereunder).

7.3       The Company’s Conditions to Closing.  The obligations of the Company to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Company (in the Company’s sole discretion):

(a)          Representations and Warranties.

(i)          The Fundamental Representations of Buyer, Parent and Merger Sub shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” or any similar limitation contained in such representations and warranties) as though made as of the Closing, except (A) to the extent that any such representation and warranty expressly refers to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (B) for any de minimis inaccuracy.

(ii)         All representations and warranties of Buyer, Parent and Merger Sub set forth in Article V (other than Fundamental Representations of Buyer, Parent or Merger Sub) shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” or any similar limitation contained in such representations and warranties) as though made as of the Closing (except to the extent that any such representation and warranty expressly refers to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Buyer, Parent and Merger Sub to be so true and correct would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)          Compliance with Agreements.  The covenants and agreements required by this Agreement to be performed by Buyer or Parent at or prior to the Closing shall have been performed in all material respects at or prior to the Closing.

(c)         Documents.  Buyer and Parent shall have delivered, or shall stand ready to deliver, all of the certificates, instruments, Contracts and other documents specified to be delivered by it in Section 2.7(a).

(d)          No Buyer Material Adverse Effect.  No Buyer Material Adverse Effect shall have occurred since the Execution Date.

ARTICLE VIII
TERMINATION

8.1          Grounds for Termination.  This Agreement may be terminated:

(a)          by either Buyer (upon written notice from Buyer to the Company) or the Company (upon written notice from the Company to Buyer) if the Closing shall not have occurred on or before January 6, 2026 (the “Outside Date”); provided, however, that the terminating Party shall be entitled to exercise such right of termination only if the terminating Party is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement such that the conditions to Closing set forth in Article VII, as applicable, would not have been satisfied;

(b)          by Buyer (upon written notice from Buyer to the Company) if (i) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the Closing condition set forth in Section 7.2(a) would not be satisfied or (ii) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the Closing condition set forth in Section 7.2(b) would not be satisfied; provided, however, that (A) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) unless, in the case of the immediately preceding clause (i) or (ii), such breach is not cured by the Company within 30 days after the Company receives written notice of such breach from Buyer; provided further that the Company may elect by written notice to Buyer to extend the Outside Date if and as required in order for the Company to have a full 30 days after receipt of written notice of such breach from Buyer within which to cure such breach; and (B) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b) if, at the time of such termination, Buyer is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 7.3(a) or Section 7.3(b), as applicable, would not have been satisfied;

(c)          by the Company (upon written notice from the Company to Buyer) if (i) there exists a breach of any representation or warranty of Buyer, Parent or Merger Sub contained in this Agreement such that the Closing condition set forth in Section 7.3(a) would not be satisfied or (ii) Buyer, Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Buyer, Parent or Merger Sub such that the Closing condition set forth in Section 7.3(b) would not be satisfied; provided, however, that (A) the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c) unless, in the case of the immediately preceding clause (i) or (ii), such breach is not cured by Buyer, Parent or Merger Sub, as applicable, within 30 days after Buyer receives written notice of such breach from the Company; provided further that Buyer may elect by written notice to the Company to extend the Outside Date if and as required in order for Buyer to have a full 30 days after receipt of written notice of such breach from the Company within which to cure such breach; and (B) the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, the Company is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 7.2(a) or 7.2(b), as applicable, would not have been satisfied;

(d)          by either Buyer (upon written notice from Buyer to the Company) or by the Company (upon written notice from the Company to Buyer) if there shall be in effect a final, non-appealable Order prohibiting, enjoining, restricting or making illegal the consummation of the Transactions;

(e)          by Buyer (upon written notice from Buyer to the Company) if the Stockholder Consents are not delivered as set forth in Section 6.5;

(f)          at any time prior to the Closing by mutual written agreement of Buyer and the Company;

(g)          by the Company (upon written notice to Buyer) if the sum of (i) the Aggregate Title Defect Amount agreed upon by the Parties or finally determined pursuant to Article XIII, plus (ii) the Aggregate Environmental Defect Amount agreed upon by the Parties or finally determined pursuant to Article XIII, plus (iii) the cost and expenses incurred by the Company Entities (or that would be incurred by the Surviving Corporation or its Affiliates after Closing) to repair, restore or remediate the assets of any Company Entity on account of Casualty Events after the Execution Date is greater than $55,000,000; or

(h)          by Buyer (upon written notice to the Company) if the sum of (i) the Aggregate Title Defect Amount agreed upon by the Parties or finally determined pursuant to Article XIII, plus (ii) the Aggregate Environmental Defect Amount agreed upon by the Parties or finally determined pursuant to Article XIII, plus (iii) the cost and expenses incurred by the Company Entities (or that would be incurred by the Surviving Corporation or its Affiliates after Closing) to repair, restore or remediate the assets of any Company Entity on account of Casualty Events after the Execution Date, plus (iv) the Allocated Value of any Oil and Gas Properties excluded from this transaction due to an exercised Preferential Right is greater than $55,000,000.

8.2          Effect of Termination.

(a)         Termination of this Agreement pursuant to Section 8.1 shall terminate all obligations of the Parties, except for the obligations under (i) Section 6.5, Section 14.3, this Section 8.2, Article XIV and the Confidentiality Agreement and (ii) Article I and Article XIV (other than Section 14.11, which will terminate), and such of the defined terms set forth in Appendix I to give context to such Sections and Articles will, each of which Sections, Articles, agreements and defined terms shall survive such termination; provided, however, that termination pursuant to Section 8.1 shall not relieve a breaching Party (whether or not the terminating Party) from any Liability to any other Party resulting from any willful and material breach under this Agreement, unless, with respect to a termination pursuant to Section 8.1(f), the Parties have expressly waived such defaulting or breaching Party from any Liability resulting from any such default or breach under this Agreement.

(b)        In the event that this Agreement is terminated (i) by either Party pursuant to Section 8.1(a) (Outside Date), and Buyer’s or Parent’s breach or failure to perform its representations, warranties, covenants or agreements hereunder are preventing or have prevented the satisfaction of the conditions set forth in Section 7.3, and such breach or failure has not been waived in writing, and the Company has confirmed in writing that the Company is ready, willing and able to consummate the Closing, or (ii) by the Company pursuant to Section 8.1(c) (Company Incurable Breach), then Buyer shall pay to the Company the Termination Fee as promptly as practicable (but in any event within five Business Days) following such termination.

(c)          In the event that this Agreement is terminated (i) by either Party pursuant to Section 8.1(a) (Outside Date), and the Company’s breach or failure to perform its representations, warranties, covenants or agreements hereunder are preventing or have prevented the satisfaction of the conditions set forth in Section 7.1, and such breach or failure has not been waived in writing, and Buyer and Parent have confirmed in writing that Buyer and Parent are ready, willing and able to consummate the Closing, or (ii) Section 8.1(b) (Buyer Incurable Breach), then Buyer may seek to recover from the Company any losses or any other monetary damages in law or equity with respect to, any loss suffered as a result of the failure of the Merger to be consummated, the termination of this Agreement, any liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination, or failure of or under this Agreement, which shall (other than in for Fraud or willful breach) be subject to the limitations set forth in Article IX.

(d)      Upon payment of the Termination Fee, no Party shall have any further liability with respect to this Agreement or the Transactions; provided, however, that nothing herein shall release any Party from liability for Fraud or willful breach.  Each Party acknowledges and agrees that in no event shall either Party be required to pay the Termination Fee, as applicable, on more than one occasion.

(e)       Each of the Parties acknowledges and agrees that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement.  Buyer, Parent and the Company acknowledge and agree that (i) Buyer, Parent and the Company have expressly negotiated the provisions of this Section 8.2, (ii) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the Losses that may be suffered by each of the Parties and their respective Affiliates) the provisions of this Section 8.2 are reasonable, (iii) the Termination Fee represents a good faith, fair estimate of the Losses that the Company and its Affiliates would suffer, and (iv) the Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring the Company to prove actual Losses.  In the event that Buyer fails to pay the Termination Fee (or portion thereof) when due, Buyer shall reimburse the Company for all costs and expenses actually incurred or accrued by the Company or any of its Affiliates (including fees and expenses of counsel) in connection with collection under and enforcement in full of this Section 8.2, together with interest on the Termination Fee at a rate per annum equal to 5% per annum plus the “prime rate” at large United States money center banks in effect on the date such payment was required to be made (as published by The Wall Street Journal) through the date such payment was actually received.

(f)          Notwithstanding anything to the contrary in this Agreement, this Section 8.2 shall not prevent or restrict Buyer from obtaining a grant of specific performance in accordance with Section 14.11.

ARTICLE IX
NO SURVIVAL OF REPRESENTATIONS

9.1      No Survival of Representations and Warranties.  Without limiting (i) any claims against any Party for Fraud, (ii) any rights to indemnification set forth in Article X, (iii) any rights of Buyer under the R&W Insurance Policy, (iv) Buyer’s rights under Article XI and Article XII, and (v) the rights of the Parties under Article XIII, the representations and warranties contained in Article IV and Article V, as well as in the Company Certificate and Buyer-Parent Certificate, will immediately terminate as of the Closing, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party in respect thereof.

9.2          No Survival of Pre-Closing Covenants.  The covenants and agreements of the Parties in this Agreement to be performed solely prior to the Closing (as well as any rights to bring any claims, investigations or legal or arbitration proceedings with respect thereto) (each, a “Pre-Closing Covenant”), shall, in each case, terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party in respect thereof.

9.3         Surviving Covenants.  The covenants in this Agreement that contemplate performance on or after the Closing or expressly by their terms survive the Closing shall survive the Closing in accordance with their respective terms.  The covenants and agreements of the Parties hereunder that contemplate performance after the Closing (as well as any rights to bring any claims, investigations or legal or arbitration proceedings with respect thereto) will survive the Closing and continue in full force and effect until the date specified herein for the performance thereof.  Any covenant or element thereof that survives the Closing in accordance with the provisions of this Section 9.3 is referred to as a “Surviving Covenant.”  Notwithstanding the foregoing, all other provisions of this Agreement, including all disclaimers and limitations on liability contained herein, shall survive the Closing indefinitely.

9.4       Statute of Limitations.  Each of the Parties acknowledges and agrees that this Article IX is expressly intended to limit otherwise applicable statute of limitations under applicable Law, and waives the statute of limitations under such Law to the extent such statute of limitations period exceeds the periods described in this Article IX.

9.5        R&W Insurance Policy; No Post-Closing Liability for Representations.  Buyer and Parent acknowledge and agree that, regardless of whether Buyer or Parent obtains an R&W Insurance Policy (and regardless of whether any R&W Insurance Policy it obtains is sufficient to cover the applicable Losses), except in the case of Fraud or as set forth in Article X, Article XI, Article XII and Article XIII, neither Buyer nor Parent nor any of their respective Affiliates (including, from and after the Closing, the Company Group), shall have any remedy at law, in equity or otherwise, arising out of, or related to, any inaccuracy or breach of any representation, warranty or Pre-Closing Covenant by or regarding the Company Group (including any Equityholder) contained in this Agreement, the Transaction Documents or in any certificates delivered with respect hereto or thereto.  Buyer, Parent and their respective Affiliates, and the insurers under any such R&W Insurance Policy shall have no recourse against any member of the Company Group (including any Equityholder) or any Affiliate thereof with respect thereto.  Buyer and Parent expressly waive any other rights, remedies, claims or causes of action Buyer or Parent may have against any Person, by contract, statute or otherwise, with respect to the foregoing, whether in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which such entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute that limits the effects of a release with respect to unknown claims).  The Company acknowledges and agrees that, at and as of the Closing, neither any member of the Company Group (including any Equityholder) nor any Affiliate thereof, shall have any remedy at law, in equity or otherwise, arising out of, or related to, any inaccuracy or breach of any representation, warranty or Pre-Closing Covenant by or regarding Buyer or Parent contained in this Agreement, the Transaction Documents or in any certificates delivered with respect hereto or thereto.  The Company expressly waives any other rights or remedies any member of the Company Group (including any Equityholder) may have with respect to the foregoing, whether in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which such entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute that limits the effects of a release with respect to unknown claims).  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit, impair or release any claims for Fraud or any rights to indemnification set forth in Article X.

ARTICLE X
INDEMNIFICATION

10.1        Indemnification by the Equityholders.

(a)          After the Closing and subject to any applicable limitations set forth in this Article X, Buyer, its Affiliates and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) will be indemnified and held harmless, severally, but not jointly, by the Equityholders, in proportion to the respective amounts of the aggregate Merger Consideration actually received by each such Equityholder, with respect to any Losses directly arising out of or resulting from:

(i)           any breach or, or failure to perform, any Surviving Covenant by any Equityholder; and

(ii)         any claim made by any Equityholder relating to or arising out of the allocation methodology among the Equityholders (but, for avoidance of doubt, not of the aggregate amount of) of the Merger Consideration or any remaining amounts from the Representative Expense Amount among the Equityholders pursuant to the Consideration Allocation Schedule, the RSU Awards or the PSU Awards (each, a “Proceeds Allocation Claim”).

(b)        The term “Losses” shall mean any Liability, demand, Legal Proceeding, assessed interest, damage, Tax, cost and expense of every kind and nature.

10.2       Indemnification by Buyer.

(a)          After the Closing and subject to any limitations set forth in this Article X, the Equityholders and their respective Affiliates, directors, officers, stockholders, members, partners, trustees and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Equityholder Indemnified Parties”) shall be indemnified and held harmless by Buyer and the Company for any and all Losses directly arising out of or resulting from:

(i)          any breach or inaccuracy of any representations or warranties set forth in Article V; and

(ii)          any failure by Buyer to perform any Surviving Covenant to be performed by Buyer under this Agreement.

(b)          Notwithstanding anything to the contrary contained in Section 10.2(a), written notice of a claim (regardless of whether Losses have actually been incurred) pursuant to Section 10.3(a) or 10.3(d), as applicable, must be given to Buyer before:  (i) in the case of any claim under Section 10.2(a)(i), the first anniversary of the Closing Date; and (ii) in the case of any claim under Section 10.2(a)(ii), the end of the survival period for such covenant set forth in this Agreement.  If notice is timely given, then the relevant representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved in accordance with the terms hereof.

10.3          Indemnification Procedures.  All claims for indemnification by or behalf of any of the Equityholders or any of the Buyer Indemnified Parties under Section 10.1 or Section 10.2, as applicable, shall be asserted and resolved as follows:

(a)         Any Person claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and any Person against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.”  In the event that any claim, audit or other proceeding is initiated that could result in Losses being asserted against or sought to be collected from an Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall with reasonable promptness notify the Indemnifying Party of the claim, audit or other proceeding, describing in reasonable detail the nature of and specific basis for the indemnity claim and the amount or the estimated amount of any Losses resulting therefrom to the extent then feasible and enclosing a copy of all papers (if any) served with respect to the claim, audit or other proceeding (the “Claim Notice”); provided, however, that the failure of such notification shall not limit the Indemnifying Party’s obligations to indemnify the Indemnified Party with respect to any such Losses unless the Indemnified Party’s failure to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement in reasonably sufficient time materially prejudiced Indemnifying Party’s ability to defend against the Losses.

(b)          The Indemnifying Party will have 30 days from the date the Claim Notice is received in accordance with the notice provisions hereof (the “Notice Period”) to notify the Indemnified Party (i) whether it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Losses or (ii) whether it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Losses.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Losses and except as hereinafter provided, the Indemnifying Party will have the right to defend by all appropriate actions, and with counsel of its own choosing reasonably satisfactory to the Indemnified Party; provided, however, that, the Indemnifying Party may not assume the defense of any Third Party Claim if (A) a material part of such claim seeks equitable relief (other than equitable claims that are ancillary to a claim for monetary damages), (B) the named parties to such claim include both the Indemnifying Party and the Indemnified Party and outside counsel to the Indemnified Party shall have reasonably concluded that there are legal defenses available to such Indemnified Party that are contrary to or inconsistent with those available to the Indemnifying Party, (C) such claim seeks criminal sanctions or penalties, (D) the Indemnifying Party assumes such defense of such claim but fails to diligently conduct such defense in good faith and such failure has not been cured within ten days after receiving written notice from the Indemnifying Party that the Indemnifying Party reasonably believes (upon having received advice from its counsel) that the Indemnified Party has failed to diligently conduct such defense in good faith, (E) the claim involves a claim that, if adversely determined, would be reasonably expected, in the good faith judgment of the Indemnified Party, to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Company or (F) the total reasonably possible Losses for the applicable claim that would not be covered by indemnity hereunder is greater than the portion that would be so covered.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense and may employ counsel of its choice for such purpose.  In the event the Indemnifying Party assumes any Third Party Claim as permitted under this Section 10.3(b), if reasonably requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel (at the Indemnifying Party’s sole costs) in contesting any Losses that the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the third party Losses, or any cross-complaint against any Person.  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall not settle such Third Party Claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement (1) does not have any material adverse effect on the business of the Indemnified Party, (2) does not involve any finding or admission of any wrongdoing by the Indemnified Party, (3) does not involve any relief other than monetary damages or any monetary relief imposed on the Indemnified Party or any of its Affiliates that is not fully paid by the Indemnifying Party at the time of such settlement, and (4) provides a customary express and unconditional release of the Indemnified Party from all liabilities and obligations in connection with such Third Party Claim.

(c)          If the Indemnifying Party does not notify the Indemnified Party within 30 days after the receipt of a Claim Notice that it elects to undertake the defense thereof, the Indemnified Party shall have the right to defend at the expense of the Indemnifying Party the claim with counsel of its choosing reasonably satisfactory to the Indemnifying Party.  In the case of this Section 10.3(c), the Indemnified Party shall send a written notice to the Indemnifying Party of any proposed settlement of any claim received by the Indemnified Party and no claim may be settled or otherwise compromised without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(d)          In the event any Indemnified Party has a claim against any Indemnifying Party under this Article X that does not involve a Third Party Claim, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party (setting forth in detail the facts giving rise to such claim (to the extent known by the Indemnified Party) and the amount or estimated amount (to the extent reasonably estimable) of Losses arising out of such claim) promptly after becoming aware of such claim.

10.4     Express Negligence.  THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS, RELEASE AND ASSUMED OBLIGATIONS PROVISIONS PROVIDED FOR IN THIS AGREEMENT WILL BE APPLICABLE REGARDLESS OF WHETHER THE LIABILITIES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY.  BUYER AND THE COMPANY ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS “CONSPICUOUS.”

10.5       Losses Net of Insurance Proceeds and Other Third-Party Recoveries.  Notwithstanding anything to the contrary in this Agreement, all Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article X shall be reduced by the amount of insurance proceeds net of any out-of-pocket costs (including any deductibles and the allocable portion of insurance premiums paid by the Indemnified Party with respect to such insurance policy since the Closing) and other third-party recoveries that any Indemnified Party or any Affiliate thereof receives or obtains in respect of any Losses incurred by such Indemnified Party.  In the event any Indemnified Party is entitled to any net insurance proceeds or any third-party recoveries in respect of any Losses for which such Indemnified Party is entitled to indemnification pursuant to this Article X, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such net insurance proceeds or third-party recoveries, including, with respect to third-party recoveries, bringing a claim for indemnification.  In the event that any such net insurance proceeds or other third-party recoveries are actually realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such net insurance proceeds other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment.

10.6       Other Limitations.

(a)          Notwithstanding anything to the contrary in this Agreement, it is intended that the provisions of this Agreement will not result in a duplicative payment of any amount required to be paid under this Agreement, and this Agreement shall be construed accordingly.  Furthermore, no Buyer Indemnified Party shall be entitled to indemnification obligation hereunder with respect to any item that was taken into account in calculating the Merger Consideration Adjustment Amount or Merger Consideration, or that was raised as part of the settlement of the Merger Consideration Adjustment Amount or Merger Consideration as contemplated by Section 3.4.

(b)          Notwithstanding anything to the contrary in this Article X, for purposes of determining the existence or amount of Losses incurred or suffered under this Article X as a result of a breach of any representation or warranty, any reference to “materiality” or “Material Adverse Effect” in the applicable representation or warranty (other than the representations and warranties set forth in Section 4.7(b)) will be disregarded.

10.7       Mitigation of Losses.  An Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which it is entitled to indemnification pursuant to this Article X.  The Indemnifying Party shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to take all available steps to minimize Losses for which the Indemnified Party is entitled to indemnification before such Losses actually are incurred by the Indemnified Party.  In the event that an Indemnified Party shall fail to make such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify any Indemnified Party for any indemnifiable Losses that could reasonably be expected to have been avoided if such Indemnified Party had made such efforts.

10.8       Exclusive Remedy.  After the Closing, except in the case of Fraud, the sole and exclusive remedies for any breach of any representation, warranty hereunder will be from the R&W Insurance Policy, if any, and each Party’s rights under Article XII, and shall be subject to the terms and conditions of Article IX and this Article X, and each Party expressly waives any other rights or remedies it may have, whether in contract, tort or otherwise, or whether at law or in equity, and regardless of the legal theory under which such entitlement, remedy or recourse may be sought or imposed (including all rights afforded by any statute that limits the effects of a release with respect to unknown claims); provided, however, that equitable relief, including the remedies of specific performance and injunction, will be available with respect to any breach or Threatened breach hereof in accordance with Section 14.10(c).  The Parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on remedies with respect to this Agreement and the Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Equityholders.  Notwithstanding anything to the contrary in this Agreement (including this Article X), nothing in this Agreement shall limit any claims for Fraud.

10.9      NON-COMPENSATORY DAMAGES.  NOTWITHSTANDING ANY TERM OR PROVISION OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO ANY BUYER INDEMNIFIED PARTY OR EQUITYHOLDER INDEMNIFIED PARTY, AS APPLICABLE, FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, REMOTE, SPECULATIVE OR ANY SIMILAR DAMAGES, OR LOSS OF VALUE, LOSS OF PRODUCTION, LOSS OF FINANCIAL ADVANTAGE, LOSS OF PROFIT OR BUSINESS INTERRUPTIONS, HOWEVER THE SAME MAY BE CAUSED, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT (COLLECTIVELY “CONSEQUENTIAL DAMAGES”), EXCEPT TO THE EXTENT ANY SUCH PARTY WAS REQUIRED TO PAY SUCH CONSEQUENTIAL DAMAGES TO A THIRD PARTY IN CONNECTION WITH ANY LOSSES SUBJECT TO INDEMNIFICATION UNDER ARTICLE X, WHICH CONSEQUENTIAL DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEYS’ FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) WILL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER.  SUBJECT TO THE PRECEDING SENTENCE, BUYER ON BEHALF OF EACH OF THE BUYER INDEMNIFIED PARTIES, AND THE EQUITYHOLDERS’ REPRESENTATIVE, ON BEHALF OF EACH OF THE EQUITYHOLDER INDEMNIFIED PARTIES, EACH WAIVE ANY RIGHT TO RECOVER ANY CONSEQUENTIAL DAMAGES ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT, THE COMPANY CERTIFICATE, THE BUYER-PARENT CERTIFICATE OR THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS.

10.10     Adjustment to Merger Consideration.  All indemnification payments under this Agreement shall be deemed adjustments to the Merger Consideration for applicable U.S. federal, state, local and non-U.S. Tax purposes to the extent permitted by applicable Law.

ARTICLE XI
TITLE MATTERS

11.1       Company Entities’ Title.  Except for the representations and warranties contained in Article IV, and, without limiting Buyer’s remedies under Article X (subject to Article IX) for any breach of the Company’s representations and warranties contained in Article IV or under Section 8.1(h), the Company makes no representation or warranty, express, implied, statutory or otherwise with respect to title to any of the Oil and Gas Properties, and Buyer hereby acknowledges and agrees that Buyer’s sole and exclusive remedy for any defect of title, including any Title Defect, with respect to any of the Oil and Gas Properties (a) before Closing, will be as set forth in Section 11.8 or, if applicable, Section 8.1(h) and (b) after Closing, will be making a claim under Buyer’s R&W Insurance Policy, if any.

11.2      Title Defect Notices.  Buyer may notify the Company of any asserted Title Defects (each such notification, a “Title Defect Notice”) during the period commencing on the Execution Date and ending at 5:00 p.m. Central Time on October 23, 2025 (the “Examination Period”).  For all purposes of this Agreement and notwithstanding anything herein to the contrary (except with respect to Buyer’s right to make a claim under the R&W Insurance Policy with respect to the special warranty of Defensible Title), Buyer shall be deemed to have waived, and the Company (and each Company Entity) shall have no liability for, any Title Defect that Buyer fails to assert as a Title Defect by a Title Defect Notice delivered to the Company on or before the expiration of the Examination Period.  To be effective, each Title Defect Notice shall be in writing and include: (a) a description of the alleged Title Defect, (b) the Well or DSU affected by such alleged Title Defect (the “Title Defect Property”), (c) the Allocated Value of each Title Defect Property, (d) Reasonable Documentation for the Company to identify the existence of the alleged Title Defect, and (e) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by such alleged Title Defect and the computations and information upon which Buyer’s belief is based (the “Title Defect Amount”).  To give the Company an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use commercially reasonable efforts to give the Company, on or before the end of each calendar week prior to the expiration of the Examination Period, written notice of all Title Defects discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the expiration of the Examination Period; provided, however, that failure to deliver any such preliminary notice shall in no way prejudice the right of Buyer to assert any Title Defects in a Title Defect Notice on or before the expiration of the Examination Period.  Subject to the provisions and limitations on liability set forth in Section 14.16, any elections or other actions taken by the Company between the Execution Date and the Closing Date under Article XI, Article XII or Article XIII shall, after Closing, be deemed to have been made by the Equityholders’ Representative.

11.3      Rights to Cure Title Defects.  Following receipt of the Title Defect Notice(s), if any, from Buyer, the Company (or, following the Closing, the Equityholders’ Representative) shall have the right, but not the obligation, to attempt, at the sole cost of the Company or Equityholders’ Representative (as applicable, and in each case for the account of the Equityholders), to cure or remove any Title Defects of which it has been advised by Buyer on or before the date that is 120 days following the Closing Date (the “Cure Period”); provided, however, that the Company (or, following the Closing, the Equityholders’ Representative) shall use commercially reasonable efforts to notify Buyer with respect to any action taken or costs incurred (or to be incurred) by or on behalf of the Company or to cure (or attempt to cure) any asserted Title Defect.  If the Company does not cure any Title Defect that it has elected to cure prior to Closing, then an amount equal to the Title Defect Amount associated therewith shall be retained by Buyer at Closing; provided, however, that, if the Company (or, following the Closing, the Equityholders’ Representative) and Buyer agree that such Title Defect is cured in full prior to the expiration of the Cure Period, within two Business Days after the Equityholder’s Representative cures such Title Defect, the Surviving Corporation shall pay the Title Defect Amount to the Equityholder’s Representative.  No action of the Company or the Equityholders’ Representative in electing or attempting to cure a Title Defect shall constitute a waiver of the Company’s or the Equityholders’ Representative’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect.

11.4        Title Defect Amount.  The Title Defect Amount shall be determined pursuant to the following guidelines, where applicable:

(a)          if Buyer, on the one hand, and the Equityholders’ Representative (or, prior to Closing, the Company), on the other hand, agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(b)         if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(c)         if the Title Defect represents a negative discrepancy between (i) the Company Entities’ aggregate Net Revenue Interest for a Well or DSU and (ii) the Net Revenue Interest set forth for such Well or DSU in Exhibit B or Exhibit E, as applicable, and for which there is a proportionate decrease in the Company Entities’ aggregate Working Interest for such Well or DSU from that set forth in Exhibit B or Exhibit E, as applicable, then the Title Defect Amount shall be the product of the Allocated Value of such Well or DSU, multiplied by a fraction, the numerator of which is the absolute value of such Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest set forth for such Well or DSU in Exhibit B or Exhibit E, as applicable; provided, however, that if the Title Defect does not affect the applicable Well or DSU throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only;

(d)        if (i) the Title Defect represents a positive discrepancy of (A) the Company Entities’ aggregate Working Interest for any Well over (B) the Working Interest set forth for such Well on Exhibit B (except (1) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements, or (2) increases if and to the extent that such increases are accompanied by a proportionate increase in the Company Entities’ Net Revenue Interest), then (ii) the Title Defect Amount shall be the product of (A) the Allocated Value of such Well, multiplied by (B) a fraction, (1) the numerator of which is (x) the excess of the actual Working Interest for such Well over (y) the Working Interest set forth for such Well on Exhibit B, and (2) the denominator of which is the Working Interest set forth for such Well in Exhibit B;

(e)         if the Title Defect is based on the Company Entities’ owning fewer Net Acres in a DSU than those shown on Exhibit E for such DSU as to the applicable Target Formation(s) throughout the productive life of such DSU and throughout the entire applicable Target Formation(s) for such DSU, then the Title Defect amount for such DSU shall be the product of (i) the Allocated Value set forth on Exhibit E for the applicable Target Formation(s), multiplied by (ii) a fraction, (A) the numerator of which is an amount equal to the number of Net Acres shown for such DSU on Exhibit E in the applicable Target Formation(s) for such DSU less the actual Net Acres actually owned by the Company Entities for such DSU in the applicable Target Formation(s) for such DSU, and (B) the denominator of which is the Net Acres shown for such DSU on Exhibit E in the applicable Target Formation(s) for such DSU;

(f)          if the Title Defect does not fall into subparagraph (a), (b), (c), (d) or (e) of this Section 11.4, then the Title Defect Amount shall be determined by the Parties in good faith, taking into account all relevant factors, including the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property and such other reasonable factors as are necessary to make a proper evaluation; and

(g)       if any individual Title Defect affects more than one Well or DSU, then the Title Defect Amount shall be determined in accordance with this Section 11.4 after taking into account the effect of such Title Defect on the Allocated Value of each such Well or DSU.

Notwithstanding any provision in this Article XI to the contrary, except as set forth in Section 11.4(b), in no event shall the total of the Title Defect Amounts related to a particular Well or DSU exceed the Allocated Value of such Well or DSU.  The Title Defect Amount with respect to a Title Defect shall be determined without any duplication of any costs or losses included in any other Title Defect Amount hereunder, or for which Buyer otherwise receives credit in the calculation of the Aggregate Title Defect Amount, the Adjusted Base Consideration, the Cash Merger Consideration or the Merger Consideration.

11.5        Title Benefits.

(a)          Should the Company discover any Title Benefit at any time on prior to the expiration of the Examination Period, the Company shall have the right, but not the obligation, to promptly, but in no event later than the expiration of the Examination Period, deliver to Buyer a written notice (each a “Title Benefit Notice”), which shall include the following to be effective:  (i) a description of the alleged Title Benefit, (ii) a description of the Well or DSU affected by such Title Benefit and the Allocated Value of such affected Well or DSU, (iii) Reasonable Documentation for Buyer to verify the existence of the alleged Title Benefit and (iv) the Company’s or the Equityholders’ Representative’s, as applicable, good faith estimate of the amount by which the Allocated Value of the affected Well or DSU is enhanced by virtue of the Company Entities’ having a greater Net Revenue Interest in such Well or DSU than the Net Revenue Interest specified on Exhibit B or Exhibit E, as applicable, for such Well or DSU and the calculations and information upon which the Company’s belief is based (the “Title Benefit Value”).  Buyer shall promptly notify the Company in writing of each Title Benefit that Buyer discovers on or before the expiration of the Examination Period.  Notwithstanding anything herein to the contrary, the Company shall be deemed to have waived any Title Benefits for which the Company or Buyer fails to provide a Title Benefit Notice on or prior to the expiration of the Examination Period.  Buyer agrees to use commercially reasonable efforts to give the Company, on or before the end of each calendar week prior to the expiration of the Examination Period, written notice of all Title Benefits discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and supplemented prior to the expiration of the Examination Period; provided, however, that failure to deliver any such preliminary notice shall in no way prejudice the right of the Company to assert any Title Benefits in a Title Benefit Notice on or before the expiration of the Examination Period.  The Title Benefit Value of any Title Benefit shall be determined as follows:

(i)          if Buyer, on the one hand, and the Equityholders’ Representative (or, prior to Closing, the Company), on the other hand, agree on the Title Benefit Value in writing, then that amount shall be the Title Benefit Value;

(ii)          if the Title Benefit Value represents an increase in the Company Entities’ aggregate Net Revenue Interest for a Well or DSU above the Net Revenue Interest set forth for such Well or DSU in Exhibit B or Exhibit E, as applicable, and for which there is a proportionate increase in the Company Entities’ aggregate Working Interest for such Well or DSU from that set forth in Exhibit B or Exhibit E, as applicable, then the Title Benefit Value shall be the product of the Allocated Value of such Well or DSU affected by such Title Benefit, multiplied by a fraction, the numerator of which is the absolute value of the Net Revenue Interest increase with respect to such Well or DSU and the denominator of which is the Net Revenue Interest set forth for such Well or DSU on Exhibit B or Exhibit E, as applicable; provided, however, that if the Title Benefit does not affect the Well or DSU throughout its entire life, the Title Benefit Value shall be adjusted to take into account the applicable time period only;

(iii)          if (A) the Title Benefit represents an increase of (1) the Company Entities’ Working Interest for any Well over (2) the Working Interest set forth for such Well on Exhibit B (except (x) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements, or (y) increases if and to the extent that such increases are accompanied by a proportionate increase in the Company Entities’ Net Revenue Interest), then (B) the Title Benefit Value shall be the product of (1) the Allocated Value of such Well, multiplied by (2) a fraction, (x) the numerator of which is (a) the excess of the actual Working Interest for such Well for the Target Formation over (b) the Working Interest set forth for such Well on Exhibit B, and (y) the denominator of which is the Working Interest set forth for such Well in Exhibit B, for the Target Formation;

(iv)          if the Title Benefit is based on the Company Entities’ owning more Net Acres in a DSU than those shown on Exhibit E for such DSU as to the applicable Target Formation(s) throughout the productive life of such DSU and throughout the entire applicable Target Formation(s) for such DSU, then the Title Defect amount for such DSU shall be the product of (A) the Allocated Value set forth on Exhibit E for the applicable Target Formation(s), multiplied by (B) a fraction, (1) the excess of the actual Net Acres for such DSU for the Target Formation over the Net Acres set forth for such DSU on Exhibit E, and (2) the denominator of which is the Net Acres shown for such DSU on Exhibit E in the applicable Target Formation(s) for such DSU;

(v)          if the Title Benefit is of a type not described in subparagraph (i), (ii), (iii) or (iv) above, then the Title Benefit Value shall be determined by taking into account the Allocated Value of the Well or DSU affected by such Title Benefit, the portion of such Well or DSU affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such affected Well or DSU, the values placed upon the Title Benefit by Buyer and the Company and such other reasonable factors as are necessary to make a proper evaluation.

(b)          Notwithstanding the foregoing, (i) the Base Consideration, Cash Merger Consideration and Merger Consideration may be adjusted for any Title Benefits only as an offset to any downward adjustment for the Aggregate Title Defect Amount and (ii) no individual claim for a Title Benefit shall be used to offset the Aggregate Title Defect Amount unless the Title Benefit Value with respect thereto exceeds an amount equal to the De Minimis Title Defect Cost.

11.6        Title Dispute; Expert Proceedings.

(a)        Buyer, on the one hand, and the Equityholders’ Representative (or, prior to Closing, the Company), on the other hand, shall attempt to agree on the existence of all Title Defects and Title Benefits and the corresponding Title Defect Amounts and Title Benefit Values, as applicable, on or before the Closing Date (each, a “Title Dispute”).  If Buyer and the Equityholders’ Representative are unable to agree on a Title Dispute by the Closing Date, then the Parties shall proceed with Closing and (i) at Closing, Buyer shall retain Buyer’s good faith determination of the Title Defect Amount with respect thereto (the “Disputed Amount”), and (ii) following Closing, all Title Disputes shall be exclusively and finally resolved pursuant to this Section 11.6 and Article XIII.  With respect to any Title Defects that the Company or the Equityholders’ Representative has elected to cure pursuant to Section 11.3 that are not cured prior to Closing, the Parties shall attempt to agree on whether such Title Defects have been cured and, if applicable, the Title Defect Amount thereof, on or before the expiration of the Cure Period.  Representatives of the Parties, knowledgeable in title matters, shall meet prior to the expiration of the Cure Period for this purpose.  If and to the extent the Parties agree on the applicable Title Dispute prior to the expiration of the Cure Period, Buyer shall, within two Business Days after the Parties reach such agreement, pay to the Equityholder’s Representative such amounts ultimately agreed to.  However, if the Parties are not able to agree on all such matters prior to the expiration of the Cure Period, then each such Title Dispute shall be submitted to the Independent Defect Expert in accordance with Article XIII.

(b)          If Buyer agrees with the existence of a Title Benefit and the Company’s or the Equityholders’ Representative’s, as applicable, good faith estimate of the Title Benefit Value in writing, then the Aggregate Title Defect Amount attributable to all Title Defects shall be offset by the amount of the Title Benefit Value.  If the Parties cannot reach an agreement by the Closing Date, the Title Benefit or the Title Benefit Value in dispute shall be submitted to the Independent Defect Expert in accordance with Article XIII.  If a contested Title Benefit cannot be resolved prior to the Closing, there shall be no offset to the Aggregate Title Defect Amount for purposes of determining the Adjusted Base Consideration at the Closing with respect to such claimed Title Benefit; provided, however, that, subject to the terms of Section 11.6(c), if the Title Benefit dispute results in a determination that a Title Benefit exists, then the Aggregate Title Defect Amount shall be adjusted downward (but not below zero) by the Title Benefit Value as determined in such dispute pursuant to Article XIII.

(c)          Upon (i) the Independent Defect Expert’s determination of all Title Disputes or (ii) the Parties’ agreement as to the resolution of all such Title Disputes, whichever is earlier, then, with respect to the Title Defect Properties subject to such Title Disputes, within three Business Days after the Independent Defect Expert delivers written notice to Surviving Corporation and the Equityholders’ Representative of its award with respect thereto (or the Parties otherwise agree as to the resolution of such Title Dispute), Buyer shall pay to Equityholders’ Representative, for the benefit of the Equityholders, the amount, if any, so awarded by the Independent Defect Expert to Equityholders’ Representative with respect to such Title Dispute (or as agreed by the Parties with respect thereto).

(d)          Subject to the Parties’ rights to terminate this Agreement pursuant to Section 8.1(g) or 8.1(h), as applicable, nothing herein shall operate to cause the Closing to be delayed on account of any dispute resolution process with respect to Title Disputes hereunder and, to the extent any adjustments are not agreed upon by the Parties as of the Closing, the Closing Cash Merger Consideration shall be adjusted as of the Closing by the amounts retained by Buyer pursuant to Section 11.6(a).

11.7       Limitations on Adjustments for Title Defects.  The “Aggregate Title Defect Amount” shall be calculated in the manner set forth in this Section 11.7.  Notwithstanding anything to the contrary contained in this Agreement:

(a)          if the Title Defect Amount for a given Title Defect, or the Title Benefit Value of a given Title Benefit, does not exceed the De Minimis Title Defect Cost, then such Title Defect Amounts and/or Title Benefit Values (as applicable) shall not be included in the Aggregate Title Defect Amount; provided, however, that if a Title Defect or the facts or circumstances resulting in or giving rise to a Title Defect is applicable to or affects multiple Wells or DSUs, the Title Defect Amount for each affected Well or DSU shall be aggregated for purposes of determining if the De Minimis Title Defect Cost is met;

(b)          if the aggregate amount of all Title Defect Amounts exceeding the De Minimis Title Defect Cost for uncured Title Defects not waived by Buyer in writing does not exceed an amount equal to the Defect Deductible, then the Aggregate Title Defect Amount shall be zero; and

(c)          if the aggregate amount of all Title Defect Amounts exceeding the De Minimis Title Defect Cost for uncured Title Defects not waived by Buyer exceeds the Defect Deductible, then the Aggregate Title Defect Amount shall be equal to the amount of such excess (and only such excess), adjusted in accordance with Section 11.5 for any Title Benefits that exceed the De Minimis Title Defect Cost.

11.8       Remedies for Title Defects.  Subject to the Parties’ right to dispute the existence of a Title Defect, Title Benefit, Title Defect Amount and/or Title Benefit Value, as applicable, asserted with respect thereto, then, subject to the De Minimis Title Defect Cost and the Defect Deductible, the Base Consideration shall be reduced by the Aggregate Title Defect Amount in accordance with Section 3.3(b).

ARTICLE XII
ENVIRONMENTAL MATTERS

12.1        Environmental Review.  On the terms and subject to the conditions set forth in this Article XII and in Section 6.1, Buyer shall have the right to conduct, or cause the Environmental Consultant to conduct an Environmental Review.

12.2      Notice of Environmental Defects.  To assert a claim for an Environmental Defect, Buyer must, on or before the expiration of the Examination Period, deliver to the Company and the Equityholders’ Representative one or more notices relating to Environmental Defects (each, an “Environmental Defect Notice”), which notices shall be in writing and shall include, (a) a description of the Environmental Defect, (b) a description of the affected Oil and Gas Property, (c) such supporting documentation as is reasonably necessary for the Company to verify the existence of and relied upon by Buyer in asserting the alleged Environmental Defect, to the extent in Buyer’s possession or control, and (d) Buyer’s good faith estimate of the Environmental Defect Value attributable to such Environmental Defect.  For the avoidance doubt, Buyer shall not be precluded from submitting an Environmental Defect Notice with respect to an Oil and Gas Property primarily because Buyer was unable to access such Oil and Gas Property, including to conduct an Environmental Review or any sampling of any environmental media or Invasive Activity, whether due to the Company or any Third Party withholding its consent or approval or otherwise, and the lack of data in such Environmental Defect Notice satisfying clauses (a) through (d) of this Section 12.2 that would have been available had Buyer had such access shall not, in and of itself, invalidate such Environmental Defect Notice; provided, however, that the fact any such access was not granted by the Company or such Third Party shall not create a presumption that an Environmental Defect exists.  To give the Company an opportunity to commence reviewing and curing Environmental Defects, Buyer agrees to use commercially reasonable efforts to give the Company, on or before the end of each calendar week prior to the expiration of the Examination Period, written notice of any Environmental Defects discovered by Buyer during the preceding calendar week, which notice may be preliminary in nature and, if so, shall be promptly supplemented as soon as practicable, and failure to provide such preliminary notice shall not, in and of itself, invalidate such Environmental Defect Notice or otherwise affect Buyer’s right to submit Environmental Defect Notices on or prior to the expiration of the Examination Period, in each case, unless Buyer’s failure to provide such preliminary notice to the Company in reasonably sufficient time materially prejudices the Company’s rights to respond to or cure any associated Environmental Defect.  Without limiting any rights or remedies of Buyer to recover under the R&W Insurance Policy or any other rights or remedies of Buyer under this Agreement, any matters that may otherwise constitute Environmental Defects, but of which the Company and the Equityholders’ Representative has not been specifically notified by Buyer in accordance with the foregoing, shall be deemed to have been waived by Buyer for all purposes under this Article XII.

12.3        Right to Remediate Environmental Defects.  The Company shall have the right, but not the obligation, to attempt, at the sole cost of the Company (for the account of the Equityholders), to fully Remediate, before the Closing Date, any alleged Environmental Defects of which the Company has been advised by Buyer pursuant to an Environmental Defect Notice.  The election by the Company to attempt to Remediate one or more of such alleged Environmental Defects shall not affect the rights and obligations of the Parties under Article XIII with respect to dispute resolution.  The Company’s election to attempt to Remediate an alleged Environmental Defect shall not constitute a waiver of any of the rights of the Company pursuant to this Section 12.3, including the Company’s right to dispute the existence, nature or value of such Environmental Defect in accordance with Article XIII.

12.4        Disputed Environmental Matters.

(a)       The Company and Buyer shall attempt to agree upon the existence of all Environmental Defects and the corresponding Environmental Defect Values on or before the Closing Date.  If the Company and Buyer are unable to agree by the Closing Date, then (i) each such matter in dispute (each, an “Environmental Dispute”) shall be submitted to the Independent Defect Expert in accordance with Article XIII, and (ii) an amount equal to the sum of the Environmental Defect Value as set forth in Buyer’s Environmental Defect Notices with respect to each Environmental Defect subject to an Environmental Dispute will be retained by Buyer to be held and paid or retained thereafter in accordance with the terms of this Agreement.  For the avoidance of doubt, for purpose of calculating the Closing Cash Merger Consideration for use in the Estimated Closing Statement, to the extent (and only to the extent) the Company or Equityholders’ Representative, as applicable, and Buyer are unable to reach a mutual agreement with respect to Environmental Defect Values in dispute prior to such preparation, then Buyer’s Environmental Defect Value set forth in the applicable Environmental Defect Notice shall be used to determine such Closing Cash Merger Consideration, subject to resolution of such disputed matters in accordance with Article XIII.

(b)         Upon (i) the Independent Defect Expert’s determination of all Environmental Disputes or (ii) the Parties’ agreement as to the resolution of all such Environmental Disputes, whichever is earlier, then, within three Business Days after the Independent Defect Expert delivers written notice to Surviving Corporation and the Equityholders’ Representative of its award with respect thereto (or the Parties otherwise agree as to the resolution of such Environmental Dispute), Buyer shall pay to Equityholders’ Representative, for the benefit of the Equityholders, the amount, if any, so awarded by the Independent Defect Expert to Equityholders’ Representative with respect to such Environmental Dispute (or as agreed by the Parties with respect thereto).

12.5       Limitation of Remedies for Environmental Defects.  The “Aggregate Environmental Defect Amount” shall be calculated in the manner set forth in this Section 12.5.  Notwithstanding anything to the contrary contained in this Agreement, (a) if the Environmental Defect Value for a given Environmental Defect does not exceed the De Minimis Environmental Defect Cost, then such Environmental Defect Value shall not be included in the Aggregate Environmental Defect Amount (provided, however, that all Environmental Defect Values attributable to any single Environmental Defect that affects multiple Oil and Gas Properties shall be aggregated for purposes of applying the threshold described in this clause (a)), (b) if the aggregate amount of all Environmental Defect Values exceeding the De Minimis Environmental Defect Cost for uncured Environmental Defects not waived by Buyer in writing does not exceed an amount equal to the Defect Deductible, then the Aggregate Environmental Defect Amount shall be zero, and (c) if the aggregate amount of all Environmental Defect Values exceeding the De Minimis Environmental Defect Cost for uncured Environmental Defects not waived by Buyer exceeds the Defect Deductible, then the Aggregate Environmental Defect Amount shall be equal to the amount of such excess (and only such excess).

12.6       Remedies for Environmental Defects.  Subject to the Parties’ right to dispute the existence of an Environmental Defect or amount, as applicable, for any associated Environmental Defect Value, asserted with respect thereto, then, subject to the provisions set forth in Section 12.5 regarding De Minimis Environmental Defect Cost and the Defect Deductible, the Base Consideration shall be reduced by the Aggregate Environmental Defect Amount in accordance with Section 3.3(b).

ARTICLE XIII
TITLE AND ENVIRONMENTAL DISPUTE RESOLUTION

13.1      Selection of Independent Defect Experts.  Any disputes regarding Title Defects, Title Benefits, Title Defect Amounts, Title Benefit Values, Environmental Defects, Environmental Defect Values (including, in each case, the adequacy of notice thereof), and the cure of Title Defects or Environmental Defects, may, no later than ten Business Days following (a) the Closing Date or (b) solely with respect to any disputes over the adequacy of the Company’s or Equityholders’ Representative’s, as applicable, curative work, the expiration of the Cure Period, be submitted by a Party, with written notice to the other Party, to a qualified independent expert (the “Independent Defect Expert”), who shall serve as the sole and exclusive arbitrator of any such dispute; provided, however, that, in order to be qualified to serve in such role, such Person cannot have been employed by, or otherwise provided services to any Party during the five years immediately preceding such Person’s engagement as the Independent Defect Expert.  The Independent Defect Expert with respect to each matter shall be such person as Buyer and the Equityholders’ Representative shall mutually agree upon in writing.  In the event the Parties are unable to mutually agree upon an Independent Defect Expert with respect to title matters, environmental matters or other matters, then in such case where agreement is not reached, each of Buyer and the Equityholders’ Representative shall designate a qualified person as its Independent Defect Expert for such matter, and the two designated persons shall together select a third person to serve as the Independent Defect Expert with respect to the particular matter.  Each Party shall bear its own costs and expenses incurred in connection with any such proceeding and 50% of the costs and expenses of the Independent Defect Expert.

13.2        Procedures.

(a)          Disputes to be resolved by an Independent Defect Expert shall be resolved in accordance with mutually agreed procedures and rules and, failing such agreement, in accordance with the rules and procedures as set forth in the 2018 CPR Non-Administered Arbitration Rules (“CPR”), except to the extent the referenced CPR is inconsistent with the dispute resolution procedures as provided herein, in which event the dispute resolution procedures as provided in this Agreement shall govern and control.  The Independent Defect Expert shall be instructed by the Parties to resolve such dispute as soon as reasonably practicable in light of the circumstances but in any event within 15 days for Title Defects or Title Benefits and within 30 days for Environmental Defects.  The Independent Defect Expert’s award shall be in writing, shall be signed by the Independent Defect Expert and shall include a statement of written findings of fact and conclusions regarding the reasons for his or her determination, which shall include, if applicable, as to (i) whether the subject defect (or benefit) exists or has been cured and, subject to the following sentence, the resulting defect value, (ii) the deficiencies in any notice of the foregoing and the specific supplemental information that, if provided, would cause such notice to be in compliance with the terms hereof, and/or (iii) the adequacy of any curative action, including any such additional curative actions necessary to cure properly any asserted defect, as applicable, in each case, including the Independent Defect Expert’s rationale for the determination.  The Independent Defect Expert may consult with and engage disinterested third parties to advise the Independent Defect Expert but shall disclose to the Parties the identities of any such consultants.  Any such consultant shall not have worked as an employee of or consultant for either Party or its Affiliates during the ten-year period preceding the expert determination and shall not have any financial interest in the dispute.  The decision and award of the Independent Defect Expert shall be binding upon the Parties and final and non-appealable to the maximum extent permitted by law, and judgment thereon may be entered in a court of competent jurisdiction and enforced by any Party as a final judgment of such court.  Notwithstanding anything to the contrary herein, the Independent Defect Expert shall be limited to awarding only the final amount proposed by Buyer or the final amount proposed by the Equityholders’ Representative in its submissions pursuant to this Section 13.2.

(b)          A qualified Independent Defect Expert to address a Title Defect or Title Benefit shall be an attorney with at least 15 years of experience, which shall include substantial experience with respect to participation in oil and gas purchase and sale transactions and examining oil and gas titles in the State and region in which the affected Oil and Gas Properties are located.  After the selection of an Independent Defect Expert to address any such Title Defect or Title Benefit matter, that Independent Defect Expert shall serve as Independent Defect Expert with respect to all Title Defect and Title Benefit matters under this Agreement, unless the Parties otherwise mutually agree in writing.

(c)          A qualified Independent Defect Expert to address an Environmental Defect shall be an environmental expert with at least ten years’ experience with respect to investigations and remediation of oil and gas producing properties in the jurisdiction in which the affected Oil and Gas Properties are located.  After the selection of an Independent Defect Expert to address any such Environmental Defect, that Independent Defect Expert shall serve as Independent Defect Expert with respect to all Environmental Defect matters under this Agreement, unless the Parties otherwise mutually agree in writing.

(d)        Once nominated, the Independent Defect Expert and any such consultants shall have no ex parte communication with either Party covering the expert determination or the items of adjustment that are in dispute.  All communications between each Party and the Independent Defect Expert shall be conducted in writing with copies sent simultaneously to the other Party in the same manner.

13.3       Location of Proceeding.  All proceedings under this Article XIII shall be conducted in Oklahoma City, Oklahoma, or such other location mutually agreed upon in writing by the Parties.

ARTICLE XIV
MISCELLANEOUS

14.1     Notices.  Any notice, request, demand, waiver, consent, approval or other communication that is required or permitted under this Agreement shall be in writing and shall be deemed given:  (w) on the date established by the sender as having been delivered personally, (x) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (y) on the date sent by email, or (z) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such notices, to be valid, must be addressed as follows:

(a)          if to Buyer, Parent or Merger Sub, to:

Diversified Energy Company PLC
414 Summers Street
Charleston, WV 25301
Attention:	Benjamin Sullivan
Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary
Email:	bsullivan@dgoc.com

with a required copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
401 Congress Avenue
Austin, TX 78701
Attention:	John Alexander Kaercher, P.C.
Christopher S.C. Heasley, P.C.
Email:	john.kaercher@kirkland.com
christopher.heasley@kirkland.com

(b)          if to the Company, to:

Canvas Energy Inc.
4700 Gaillardia Parkway, Suite 200
Oklahoma City, Oklahoma  73142
Attention:	Justin Byrne
Email:	justin.byrne@canvasenergy.com

with a required copy (which shall not constitute notice) to:

Sidley Austin LLP
1000 Louisiana Street, Suite 5900
Houston, Texas  77002
Attention:	J. Mark Metts
Email:	mmetts@sidley.com

(c)          if to the Equityholders’ Representative, to:

CEI Representative LLC
13044 Burnt Oak Road
Oklahoma City, Oklahoma 73120-8940
Attention:	Charles Duginski, Manager
Email:	CEIRepresentativeLLC@gmail.com

with a required copy (which shall not constitute notice) to:

Sidley Austin LLP
1000 Louisiana Street, Suite 5900
Houston, Texas  77002
Attention:	J. Mark Metts
Email:	mmetts@sidley.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice in the manner set forth in this Section 14.1 to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may maintain from and after the Execution Date).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

14.2       Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never constituted a part of this Agreement, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from and after the Execution Date and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

14.3       Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement, the performance of the obligations under this Agreement and the consummation of the Transactions; provided, however, that, at the Closing, the Estimated Closing Transaction Costs shall be paid in accordance with Article II.  Notwithstanding the immediately preceding sentence, Buyer shall pay 50% and the Company Entities shall pay 50% of (a) all filing fees required by Governmental Entities with respect to Filings or Permits required in connection with the execution and delivery of this Agreement, the performance of the obligations under this Agreement and the consummation of the Transactions, (b) the fees and expenses of the Escrow Agent and (c) all costs of obtaining the D&O Tail as set forth in Section 6.14.  Buyer shall pay all of the costs, fees and expenses relating to (i) the R&W Insurance Policy, if any, (ii) the Paying Agent and (iii) the Parent Transfer Agent.  Parent shall pay all of the costs, fees and expenses relating to the issuance of shares of Parent Common Stock as Equity Consideration, including seeking and obtaining approval of the Listing Applications.

14.4       Limited Recourse.  Each Party covenants and agrees that such Party shall not institute, and shall cause its Affiliates not to institute, any Legal Proceeding arising under or in connection with this Agreement or the consummation of the Transactions against any Related Party of any Party (other than Buyer or Parent).  Any claim or cause of action based upon, arising out of, or related to this Agreement or the consummation of the Transaction may be brought against only Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth in this Agreement.  No Related Party of any Party (other than Buyer or Parent) and no Related Party of a Related Party shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of any Party under this Agreement or of or for any Legal Proceeding based on, in respect of, or by reason of, the consummation of the Transactions (including the breach, termination or failure to consummate the Transactions), in each case whether based on Contract, tort, Fraud, strict Liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a Party or another Person or otherwise.

14.5    Entire Agreement; Conflicts.  THIS AGREEMENT, THE APPENDICES, EXHIBITS AND SCHEDULES HERETO, THE CONFIDENTIALITY AGREEMENT AND THE TRANSACTION DOCUMENTS COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE PARTIES PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF THE PARTIES PERTAINING TO THE SUBJECT MATTER HEREOF.  THERE ARE NO WARRANTIES, REPRESENTATIONS OR OTHER AGREEMENTS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE COMPANY’S CERTIFICATE OR THE BUYER-PARENT CERTIFICATE, AND NEITHER BUYER, PARENT NOR THE COMPANY WILL BE BOUND BY OR LIABLE FOR ANY ALLEGED REPRESENTATION, PROMISE, INDUCEMENT OR STATEMENTS OF INTENTION NOT SO SET FORTH.  IN THE EVENT OF A CONFLICT BETWEEN THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY SCHEDULE OR EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT WILL GOVERN AND CONTROL; PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE APPENDICES, SCHEDULES AND EXHIBITS HERETO OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT WILL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 14.5.

14.6       Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of (a) Buyer, in the case of an assignment by a Company Entity (prior to the Closing), and (b) the Equityholders’ Representative, in the case of an assignment by Buyer or a Company Entity (following the Closing).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.  Any attempted assignment in violation of the terms of this Section 14.6 shall be null and void, ab initio.

14.7       Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer upon any Person other than Buyer, Parent, Merger Sub, the Company, the Equityholders’ Representative or their respective successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided, however, that (a) each Equityholder entitled to receive such Equityholder’s Allocation Percentage of the Closing Cash Merger Consideration, the Equity Consideration, the Merger Consideration and other payments expressly provided for in this Agreement, shall be an express third-party beneficiary of, and shall be entitled to rely on the provisions providing for such payments, (b) to the extent Section 6.14 applies to D&O Indemnified Parties (including the successors, assigns, heirs, executors, administrators and personal representatives of such D&O Indemnified Parties), the D&O Indemnified Parties shall be express third-party beneficiaries of, and shall be entitled to rely on, such section, (c) the Equityholder Indemnified Parties shall be entitled to rely on the indemnification provisions of Section 6.21 and shall be express third-party beneficiaries of, and shall be entitled to rely on, such section, (d) the Buyer Indemnified Parties and the Equityholder Indemnified Parties shall be entitled to rely on the provisions of Article X and shall be express third-party beneficiaries of, and shall be entitled to rely on, such article and (e) to the extent Section 14.19 applies to Sidley Austin LLP, such firm shall be an express third-party beneficiary of, and shall be entitled to rely on, such section, express or implied.  In addition, each of the foregoing third-party beneficiaries shall be entitled to rely as a third-party beneficiary on the provisions of this Article XIV in respect of the provisions set forth above in this Section 14.7.

14.8       Appendices, Schedules and Exhibits.  Except as otherwise provided in this Agreement, all Appendices, Exhibits and Schedules referred to in this Agreement are intended to be and hereby are made a part of this Agreement.  The Company Disclosure Schedules have been arranged, for purposes of convenience only, in sections corresponding to the Sections of this Agreement.  The disclosure of any item in any section or subsection of Company Disclosure Schedules will be deemed disclosed with respect to each other section and subsection of the Company Disclosure Schedules to the extent it is reasonably apparent on its face from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify representation and warranty to which such section or subsection relates.  Certain information set forth in the Company Disclosure Schedules is or may be included solely for informational purposes, is not an admission of Liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) or items (a) are or are not material to the business, assets, Liabilities, financial condition, results of operation or prospects of the Company Entities, (b) amount to a Material Adverse Effect or (c) occurred outside of the ordinary course of business of the Company.  No Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in a Company Disclosure Schedules is or is not material for purposes of this Agreement.

14.9     Governing Law.  This Agreement, the Appendices, Exhibits and Schedules to this Agreement, the Transactions and the other transactions contemplated thereby (whether sounding at law or in equity, in contract, in tort or otherwise) shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

14.10     Consent to Jurisdiction; Waiver of Jury Trial.

(a)          Except as provided in Section 3.4(c) or Article XIII, each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery located in Wilmington, Delaware (or, if such court does not have subject matter jurisdiction, any other state or federal court located in Wilmington, Delaware) for the purposes of any Legal Proceeding arising out of this Agreement, the Transactions or the other transactions contemplated by any of the foregoing, and irrevocably agrees to commence and litigate any such Legal Proceeding only in such courts.  Each Party further agrees that service of any process, summons, notice or document in accordance with Section 14.1 shall be effective service of process, summons, notice or documents for any such Legal Proceeding.  Nothing in this Agreement shall in any way be deemed to limit the ability of either Party to serve any such process, summons, notice or document in any other manner permitted by applicable Law.  Each Party hereby (i) irrevocably and unconditionally waives any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the consummation of the Transactions in such courts, (ii) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum, and (iii) irrevocably and unconditionally agrees to be bound by any judgment rendered by any such court.

(b)         To the extent that any Party or any of its Affiliates has acquired, or hereafter may acquire, any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Party (on its own behalf and on behalf of its Affiliates) hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 14.10(a).

(c)        EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS, THE OTHER TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING OR THE ACTIONS, INCLUDING COUNTERCLAIMS, OF THE PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT OR THEREOF.

14.11      Right to Specific Performance.

(a)        The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, except as otherwise provided in Section 14.11(d), the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such injunction or injunctions being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(b)        The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Parties, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or Threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Parties under this Agreement, all in accordance with the terms of this Section 14.11(b).

(c)          No Party shall be required to provide any evidence of irreparable harm or bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the terms and provisions of this Agreement.

(d)        Notwithstanding any provision in this Section 14.11(d) or any other provision of this Agreement to the contrary, the Company’s remedies with respect to any failure by Buyer to consummate the Transaction shall not include specific performance or other equitable relief and shall be limited to those expressly remedies set forth in Section 8.2(b).

14.12     Headings.  All headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

14.13    Construction.  For the purposes of this Agreement, except as otherwise expressly provided in this Agreement or unless the context otherwise requires:

(a)        the meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires;

(b)          where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning;

(c)          the terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)         when a reference is made in this Agreement to an Article, Section, subsection, paragraph, Exhibit, Schedule, Appendix or other attachment, such reference is to an Article, Section, subsection, paragraph, Exhibit, Schedule, Appendix or other attachment to this Agreement unless otherwise specified, and a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears;

(e)          unless otherwise specified, the word “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation,” and the rule known as ejusdem generis shall not be applicable to limit a general statement, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned;

(f)       a reference to any Party to this Agreement or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns;

(g)          all accounting terms used and not defined in this Agreement have the respective meanings given to them under GAAP;

(h)        any event, the scheduled occurrence of which would fall on a day that is not a Business Day, shall be deferred until the next succeeding Business Day;

(i)          any statement in this Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean such information, document or material was included in and available prior to the Closing in the “Project Corsair” online data room hosted by Donnelly Financial Solutions on its Venue platform;

(j)          all references to “dollars” or “$” or “US$” in this Agreement shall refer to United States dollars, which is the currency used for all purposes in this Agreement;

(k)          the word “or” shall be disjunctive and not exclusive;

(l)          to the extent any representations and warranties contained in this Agreement relate to the same underlying subject matter, the more specific representation and warranty shall control and shall be deemed the sole and exclusive representation and warranty made with respect to such subject matter;

(m)       except with respect to any disclosure in the Company Disclosure Schedules, any contract or instrument referred to herein means such contract or instrument as from time to time amended, modified or supplemented, including by waiver or consent;

(n)          reference to any Law means such Law, as amended, modified, codified, replaced or reenacted from time to time, and all rules and regulations promulgated thereunder;

(o)          as used in respect of any Company Entity, the term “material” shall mean material to the Company Entities taken as a whole on a long-term basis (including their properties, results of operations or financial condition); and

(p)      the Parties have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation of this Agreement.

14.14      Amendment.  This Agreement may be amended only by an instrument in writing executed by the Company and Buyer.

14.15     Waiver; Rights Cumulative.  Any of the terms, covenants, representations, warranties or conditions of this Agreement may be waived only by a written instrument executed by or on behalf of the Party waiving compliance.  No course of dealing on the part of the Company, Buyer, Parent or Merger Sub, or their respective Representatives, and no failure by the Company, Buyer, Parent or Merger Sub to exercise any of its rights under this Agreement will, in each case, operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision.  No waiver by any Party of any condition, or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty.  The rights of the Company, Buyer, Parent and Merger Sub under this Agreement will be cumulative, and the exercise or partial exercise of any such right will not preclude the exercise of any other right.

14.16      Equityholders’ Representative.

(a)          Pursuant to the Stockholder Consent, the Equityholders shall irrevocably appoint the Equityholders’ Representative, as of the date of the Stockholder Consent, with power of designation and assignment as its true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, each Equityholder, with the full power, without the consent of such Equityholder, to exercise as the Equityholders’ Representative in its sole discretion deems appropriate, the powers that such Equityholder could exercise under this Agreement with respect to all of its rights and obligations and to take all actions with respect thereto necessary or appropriate in the judgment of the Equityholders’ Representative in connection with this Agreement and the Escrow Agreement.  The appointment of the Equityholders’ Representative is coupled with an interest and shall be irrevocable by any Equityholder in any manner or for any reason.  Buyer and Parent shall be entitled to rely exclusively upon any notices and other acts of the Equityholders’ Representative relating to the Equityholders’ rights and obligations under this Agreement as being legally binding acts of each Equityholder individually and collectively, and Buyer and Parent shall deliver any notice required or permitted under this Agreement to be delivered to the Equityholders to the Equityholders’ Representative.  No Equityholder may take any action with respect to its rights and obligations under this Agreement without the express written consent of the Equityholders’ Representative.

(b)       The Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial Liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the Transactions or thereby.  Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided by the Equityholders with funds, security or indemnities, which, in the Equityholders’ Representative’s determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and Liabilities that may be incurred by the Equityholders’ Representative in performing such actions.  The Equityholders’ Representative shall be entitled to (i) rely upon the Estimated Closing Statement, (ii) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other Person.

(c)          The Equityholders’ Representative shall not be liable to any Equityholder for any act done or omitted under this Agreement or the Escrow Agreement as the representative of the Equityholders while acting in good faith, and any act done or omitted shall be conclusive evidence of such good faith.  Each Equityholder severally (pro rata in proportion to their respective shares of the Merger Consideration) and not jointly shall indemnify the Equityholders’ Representative and hold the Equityholders’ Representative harmless from and against any Losses (each, a “Representative Loss”) arising out of or in connection with any actions taken or omitted to be taken by the Equityholders’ Representative under this Agreement or under the Escrow Agreement, in each case as such Representative Loss is incurred or suffered; provided, however, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence or bad faith of the Equityholders’ Representative, the Equityholders’ Representative will reimburse the Equityholders the amount of such indemnified Representative Loss attributable to such gross negligence or bad faith.  If not paid directly to the Equityholders’ Representative by the Equityholders, any such Representative Losses may be recovered by the Equityholders’ Representative (without the requirement of any consent or approval by Buyer or Parent) from the portion of the Adjustment Escrow Amount otherwise distributable to the Equityholders pursuant to the terms of this Agreement and the Escrow Agreement at the time of distribution, in each case in accordance with written instructions delivered by the Equityholders’ Representative to the Escrow Agent.  While this Section 14.16(c) allows for the Equityholders’ Representative to be paid from distributions to the Equityholders from the Adjustment Escrow Amount, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise; provided, however, that none of Buyer, Parent the Surviving Corporation nor any of their respective Affiliates (except for any such Affiliate that is an Equityholder, and then, only in such Affiliate’s capacity as an Equityholder) shall have any Liability with respect to such items.

(d)        Buyer, Parent, Merger Sub and the Company acknowledge that the Equityholders’ Representative is party to this Agreement solely for purposes of serving as the representative of the Equityholders hereunder, and no action, suit, claim, investigation or proceeding will be brought by, or on behalf of Buyer, Parent, Merger Sub, the Company or the Surviving Corporation against the Equityholders’ Representative with respect to this Agreement or the Transactions, or any statement, certificate, instruction, opinion, instrument or other documents delivered hereunder (with it being understood that any covenant or agreement of or by the “Parties” or “each of the Parties” will not be deemed to require performance by, or be an agreement of, the Equityholders’ Representative unless performance by the Equityholders’ Representative is expressly provided for in such covenant or the Equityholders’ Representative expressly so agrees in writing).

(e)          If the Equityholders’ Representative becomes unable to perform the Equityholders’ Representative’s responsibilities or resigns from such position, the majority of the Equityholders (in accordance with their respective Allocation Percentage of the Closing Cash Merger Consideration reflected on the Consideration Allocation Schedule (as may be revised pursuant to Section 3.4(h))) shall select another representative to fill such vacancy and such substituted representative shall (i) be deemed to be the Equityholders’ Representative for all purposes of this Agreement and (ii) exercise the rights and powers of, and be entitled to the indemnity, reimbursement and other benefits of, the Equityholders’ Representative.

(f)          At the Closing, Buyer shall deliver to the Equityholders’ Representative the Representative Expense Amount, to be held in trust to cover and reimburse the fees, expenses and other monetary obligations incurred by the Equityholders’ Representative in connection with the carrying out by the Equityholders’ Representative of the Equityholders’ Representative’s duties under this Section 14.16.  Any balance of the Representative Expense Amount not incurred for such purposes shall be deposited with the Paying Agent for distribution to the Equityholders in accordance with their respective applicable Allocation Percentage, which amount shall be payable by wire transfer of immediately available funds to the account designated in writing by such Equityholder to the Equityholders’ Representative.  In the event that any amount is owed to the Equityholders’ Representative, whether for fees, expense reimbursement or indemnification, that is in excess of the Representative Expense Amount, (i) the Equityholders’ Representative shall be entitled to be reimbursed by the Equityholders proportionately in accordance with their respective Allocation Percentage of the Closing Cash Merger Consideration reflected on the Consideration Allocation Schedule (as may be revised pursuant to Section 3.4(h)) and (ii) for the avoidance of doubt, neither Buyer nor Parent shall have any such obligations under this Section 14.16(f).

14.17     Release of Claims.  Effective upon the Closing and in consideration of the Merger Consideration to be received by the Equityholders, the Equityholders’ Representative, on behalf of itself and each Equityholder and such Equityholder’s Equityholder Group and its and their respective Affiliates, successors and assigns (collectively, the “Equityholder Releasors”), hereby irrevocably releases and forever discharges the Company and its Subsidiaries and Affiliates (which includes Buyer, Parent, Merger Sub and the Surviving Corporation from and after the Closing), representatives, successors and assigns, of and from any and all rights, claims, debts, causes of action, suits and liabilities of any nature or kind, whether direct or indirect, known or unknown, matured or contingent, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whether arising in law, in equity or otherwise, based upon facts, conditions, acts or omissions that shall have arisen on or prior to the Closing Date, in each case, relating to or arising out of such Equityholder Releasors’ ownership of Company Common Stock or any other equity interests of the Company and such Equityholder Releasors’ relationship with the Company, its Subsidiaries and Affiliates as an equityholder, officer, director, manager, member or employee.  Notwithstanding the foregoing, this Section 14.17 shall not operate as a release or compromise of any (a) rights to indemnification under or related to any indemnification or exculpation obligations set forth in the Company’s or its Subsidiaries’ or Affiliates’ existing Organizational Documents or otherwise, (b) rights or claims under the Company’s or its Subsidiaries’ or Affiliates’ policies of directors’ (or managers’) and officers’ liability insurance and fiduciary liability insurance in effect as of the Execution Date or any tail policy in respect thereof, (c) obligations of the Company, its Subsidiaries or Affiliates, or Buyer, Parent or their respective Affiliates, under this Agreement, the Letter of Transmittal or under any agreement entered into pursuant to this Agreement or any Transaction Document, (d) any dissenter’s or appraisal rights of any Stockholder (other than the Stockholders who deliver a Stockholder Consent in accordance with this Agreement) that have not otherwise been waived in accordance with the DGCL, or (e) claims or rights under any or related to any contracts between or among any Equityholder and their respective equityholders or claims against the Equityholders’ Representative in its capacity as such, including the Stockholders Agreement.

14.18    Counterparts.  This Agreement, and the other documents, agreements and instruments to be delivered in connection with this Agreement, may be executed in counterparts, and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by the other Parties.  The Parties agree that the delivery of this Agreement, and the other documents, agreements and instruments to be delivered in connection with this Agreement, may be effected by means of an exchange of electronically transmitted signatures (including by electronic mail in .pdf format).

14.19     Future Engagements by Sidley Austin LLP.  Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its Representatives that, for purposes of this Agreement and the Transactions, the Company, and not any of the Equityholders, is the client of Sidley Austin LLP.  After the Closing, it is possible that Sidley Austin LLP will represent an Equityholder and/or any investment funds managed by it or its general partner and their respective Affiliates (individually and collectively, the “Equityholder Group”) in connection with the Transactions.  Buyer and Parent hereby agree that Sidley Austin LLP (or any successor) may represent the Equityholder Group in the future in connection with issues that may arise under this Agreement.  Sidley Austin LLP (or any successor) may serve as counsel to all or a portion of the Equityholder Group or any director, member, partner, officer, employee, Representative or Affiliate of the Equityholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions.  Each of the Parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such Party will cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.  Each of the Parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so.  Each Party further agrees that, in connection with any future dispute between Buyer, Parent the Company, or any of their respective Affiliates, on the one hand, and the Equityholder Group or any of their respective Affiliates, on the other hand, arising out of or relating to this Agreement or the Transactions, as to all communications among Sidley Austin LLP, the Equityholder Group, the Company, or any of its or their respective Affiliates that relate in any way to this Agreement or the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Equityholder Group and may be controlled by the Equityholder Group, and shall not pass to or be claimed by Buyer, Parent, the Company or any of their respective Affiliates; provided, however, that the Equityholder Group may not waive such privilege without the prior written consent of Buyer or Parent.  Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer, Parent or any of their respective Affiliates (including the Company), on the one hand, and a third party other than (and not an Affiliate of) a Party to this Agreement, on the other hand, Buyer, Parent or any of their respective Affiliates, as applicable, may assert the attorney-client privilege to prevent disclosure of confidential communications by the Equityholder Group or any of their Representatives to such third party.

(Signature Pages Follow; Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

BUYER:

DIVERSIFIED PRODUCTION LLC

By:	/s/ Benjamin N. Sullivan
Name: Benjamin N. Sullivan
Title: Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary

PARENT:

DIVERSIFIED ENERGY COMPANY PLC

By:	/s/ Benjamin N. Sullivan
Name: Benjamin N. Sullivan
Title: Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary

MERGER SUB:

CORSAIR MERGER SUB, INC.

By:	/s/ Benjamin N. Sullivan
Name: Benjamin N. Sullivan
Title: Senior Executive Vice President, Chief Legal and Risk Officer, and Corporate Secretary

(Signature Pages Continue on Next Page; Remainder of Page Intentionally Left Blank)

Signature Page to Agreement and Plan of Merger

COMPANY:

CANVAS ENERGY INC.

By:	/s/ Charles Duginski
Charles Duginski
President and CEO

EQUITYHOLDERS’ REPRESENTATIVE:

CEI REPRESENTATIVE LLC

By:	/s/ Charles Duginski
Charles Duginski
Manager

Signature Page to Agreement and Plan of Merger

APPENDIX I
DEFINED TERMS

When used in this Agreement, the following terms have the respective meanings assigned to them in this Appendix I:

“Accounting Principles” shall mean the accounting methodologies, principles and procedures set forth on Appendix II, consistently applied.

“Accredited Investor Certificate” has the meaning set forth in Section 6.17.

“Accrued Income Taxes” shall mean the amount (which shall not be less than zero with respect to any entity, jurisdiction or type of Tax) of unpaid Income Taxes of the Company Entities for any Pre-Effective Time Tax Period that ends after December 31, 2023 or the Pre-Effective Time Portion of any Straddle Period; provided, however, that, for purposes of calculating such amount, (a) such Income Taxes shall be calculated, to the extent permitted by applicable Law, in accordance with the past practice (including reporting positions, elections and accounting methods) of the Company Entities in preparing Tax Returns and shall be calculated solely with respect to either the jurisdictions in which the Company Entities are currently filing Tax Returns with respect to such Income Taxes or the jurisdictions in which the Company Entities have either begun doing business or otherwise exceeded a nexus threshold, (b) all expected Transaction Tax Deductions shall be taken into account in the Pre-Effective Time Tax Period or the Pre-Effective Time Portion of any Straddle Period to the extent permitted by applicable Law at a comfort level of at least “more likely than not” and to the extent that such items actually have the effect of reducing taxable income or Taxes (not below zero) for the Pre-Effective Time Tax Period or the Pre-Effective Time Portion of any Straddle Period and applying the seventy percent safe-harbor election under Revenue Procedure 2011-29 to any “success based fees,” (c) any liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Income Taxes or with respect to uncertain Income Tax positions and any liabilities arising from any change in accounting methods shall be excluded, (d) except as otherwise provided in this definition, all deferred Income Tax assets and liabilities established for GAAP purposes shall be excluded, (e) any current Income Tax refunds, receivables and credits, and any estimated Income Tax payments for applicable tax periods (or overpayments from prior tax periods) shall be taken into account as reductions (not below zero) of the liability for Accrued Income Taxes for such period solely to the extent that such items have the effect of actually reducing the Tax liabilities in the applicable Pre-Effective Time Tax Period or the Pre-Effective Time Portion of any Straddle Period, (f) all amounts that any Company Entity will be required to include in income after the Effective Time pursuant to Section 481 of the Code or as a result of any prepaid amount or deferred revenue received or realized prior to the Effective Time shall be included and (g) the amount of Income Taxes allocable to the Pre-Effective Time Portion of any Straddle Period shall be determined in accordance with Section 6.9(d).

“Additional D&O Provider” has the meaning set forth in Section 6.14.

“Adjusted Base Consideration” shall mean the Base Consideration, as adjusted or reduced, as applicable, in accordance with the express provisions of Section 3.3, Section 11.4, Section 11.5, Section 11.6 or Section 11.8.

APPENDIX I-1

“Adjustment Escrow Amount” has the meaning set forth in Section 2.7(a)(viii).

“Affiliate” of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) of a Person means the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or other ownership interests, by Contract or otherwise, including, with respect to a corporation, partnership or limited liability company, the direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company; provided, however, that notwithstanding the foregoing, the Company Entities shall be Affiliates of Buyer and Parent as of immediately after Closing.

“Aggregate Environmental Defect Amount” has the meaning set forth in Section 12.5.

“Aggregate Title Defect Amount” has the meaning set forth in Section 11.7.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocated Value” shall mean, with respect to each Well and DSU set forth in Exhibit B and Exhibit E, as applicable, the dollar value ascribed to such Well or DSU as shown on Exhibit B and Exhibit E, as applicable.

“Allocation Percentage” shall mean with respect to any Equityholder, the percentage of each of the Closing Cash Merger Consideration, Merger Consideration, Equity Consideration, Adjustment Escrow Amount, Representative Expense Amount, and Merger Consideration Adjustment Amount payable to such Equityholder in accordance with the applicable provisions of this Agreement and the Company Organizational Documents and any other applicable Contract governing the Equity Securities of the Company as of immediately prior to the Merger Consummation Time.

“Alternative Transaction” has the meaning set forth in Section 6.7(a)(i).

“Annual Financial Statements” has the meaning set forth in Section 4.6.

“Anti-Corruption Laws” has the meaning set forth in Section 4.28(a).

“Applicable Contract” shall mean all Contracts to which any Company Entity is a party or is bound or to which any of the Oil and Gas Properties is subject and (in each case), including: communitization agreements; net profits agreements; production payment agreements; area of mutual interest agreements; joint venture agreements; exploration agreements; participation agreements; exchange agreements; confidentiality agreements; farmin and farmout agreements; bottom hole agreements; crude oil, condensate and natural gas purchase and sale, gathering, transportation and marketing agreements; hydrocarbon storage agreements; acreage contribution agreements; operating agreements; water rights and water sourcing agreements; balancing agreements; pooling declarations or agreements; unitization agreements; processing agreements; saltwater disposal agreements; facilities, vehicle or equipment leases; and other similar contracts and agreements.

APPENDIX I-2

“Barrel” (including “Bbl”) shall mean 42 United States standard gallons of 231 cubic inches per gallon at 60° Fahrenheit.

“Base Compensation” has the meaning set forth in Section 6.13(a).

“Base Consideration” shall mean $550,000,000.

“Benefit Plan” shall mean any “employee benefit plan” as defined in ERISA Section 3(3) (whether or not subject to ERISA) and any salary, bonus, incentive compensation, deferred compensation, change in control, vacation, paid time off, leave, equity or equity-based, management, employment, severance, retention, transaction bonus, change in control, relocation, repatriation or expatriation, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental employment benefits, profit-sharing, pension or retirement plan, severance, health, welfare, post-termination or retiree health or welfare or other benefit or compensation plan, program, policy, agreement or other arrangement.

“BIS” has the meaning set forth in the definition of “Sanctioned Person.”

“Business Day” shall mean any day, other than Saturday, Sunday or any other day on which banks located in the State of Oklahoma or London, United Kingdom are authorized or required to close.

“Business Intellectual Property” has the meaning set forth in Section 4.29(b).

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Disclosure Schedules” shall mean the disclosure schedules delivered by Buyer to the Company in connection with this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1(a).

“Buyer Material Adverse Effect” shall mean an event or circumstance that, individually or in the aggregate, results in a material adverse effect on business, results of operations, condition (financial or otherwise), properties or assets of Parent and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of Parent, Buyer or Merger Sub to consummate the Transactions and perform their respective obligations hereunder; provided, however, that any changes or events resulting from the following items shall not be considered when determining whether a Buyer Material Adverse Effect has occurred:  (a) changes in economic, political, regulatory, financial or capital market conditions generally; (b) changes in the price of Hydrocarbons or other commodities; (c) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, epidemic; pandemic or disease outbreak (including the COVID‑19 virus), or changes imposed by a Governmental Entity associated with national security or the material worsening of such conditions Threatened or existing as of the Execution Date; (d) effects of weather or meteorological events; (e) any change of Law, accounting standards (including GAAP or UK IFRS), regulatory policy or industry standards after the Execution Date; (f) any reclassification or recalculation of reserves in the ordinary course of business; (g) changes in the prices of Hydrocarbons; (h) natural declines in well performance; (i) the announcement, execution, delivery or performance of this Agreement or pendency of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Parent or Buyer; (j) any condition described in the Buyer Disclosure Schedules; (k) any actions taken by, or at the request of, Buyer (including any breach by Buyer of this Agreement) (l) any changes in Parent’s stock price or the trading volume of Parent’s stock, or any failure by Parent to meet any analysts’ estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts, circumstances, effects, changes, events or developments giving rise to or contributing to such changes or failures (unless excepted under the other clauses of this definition) may constitute, or be taken into account in determining whether there has been or will be, a Buyer Material Adverse Effect); and (m) any downgrade in rating by Moody’s Investor Service, S&P Global Ratings or Fitch Ratings of any Indebtedness or debt securities of Parent or any of its Subsidiaries (but, for the purposes of clarity, not the underlying cause of such downgrade); except, in the cases of foregoing clauses (a) through (e), to the extent such events disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, as compared to similarly situated companies (in which case, such adverse effects (if any) may be taken into account when determining whether a “Buyer Material Adverse Effect” has occurred or may, would or could occur solely to the extent of any such disproportionality).

APPENDIX I-3

“Buyer-Parent Certificate” has the meaning set forth in Section 2.7(a)(iii).

“Capital Interest” has the meaning set forth in this Appendix I under the term “Equity Securities.”

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID 19 Disaster, dated August 8, 2020) intended to address the consequences of COVID 19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Cash Merger Consideration” has the meaning set forth in Section 2.4(a)(i)(A).

“Casualty Event” shall mean any instance in which any portion of the assets of any Company Entity is destroyed or damaged by any act of God, fire, explosion, wild well, hurricane, storm, weather event, earthquake, landslide, act of nature, civil unrest or similar disorder, terrorist acts, war or any other hostilities or any other casualty event or loss or is expropriated or taken in condemnation or under right of eminent domain.

“Central Time” shall mean the central time zone of the United States, and, on any given date, more specifically shall refer to whichever of Central Standard Time or Central Daylight Time is applicable in Oklahoma City, Oklahoma on such date.

“Certificate of Merger” has the meaning set forth in Section 2.2.

APPENDIX I-4

“CGA” has the meaning set forth in Section 4.8(a).

“Claim Notice” has the meaning set forth in Section 10.3(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Merger Consideration” shall mean an amount equal to (a) $495,000,000, plus (b) if the Estimated Adjusted Base Consideration is greater than the Base Consideration, the amount of such excess, minus (c) if the Base Consideration is greater than the Estimated Adjusted Base Consideration, the amount of such excess, plus (d) an amount (which may be positive or negative) equal to Estimated Effective Time Working Capital, plus (e) Estimated Effective Time Cash, minus (f) Estimated Effective Time Indebtedness, minus (g) Estimated Closing Transaction Costs, minus (h) any amounts retained by Buyer in accordance with Article XI and Article XII, minus (i) Estimated Leakage, minus (j) the Adjustment Escrow Amount and Representative Expense Amount.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date VWAP” shall mean an amount equal to the average of the daily volume weighted average prices per share of Parent Common Stock on the NYSE (as such daily volume weighted average prices per share are reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent) calculated for the ten consecutive Trading Days ending on the second full Trading Day immediately prior to (and not including) the Closing Date.

“Closing Statement” has the meaning set forth in Section 3.4(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement, labor Contract or other labor-related agreement, in any case with any labor organization, labor union, works council, employee association or other employee representative.

“Commitment Letters” has the meaning set forth in Section 6.21(d).

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Associate” shall mean a director, officer or other employee of any of the Company Entities.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Cash” shall mean, with respect to the Company Entities, an amount equal to all cash and cash equivalents of the Company Entities, calculated in accordance with GAAP, consistently applied including deposits in transit that are not yet reflected as available proceeds and, for avoidance of doubt, including cash on hand in facilities or stores of the Company Entities, but expressly excluding Restricted Cash.

APPENDIX I-5

“Company Certificate” has the meaning set forth in Section 2.7(a)(ii).

“Company Common Shares” has the meaning set forth in Section 2.4(a)(i).

“Company Common Stock” has the meaning set forth in Section 2.4(a)(i).

“Company Contract” shall mean any Contract to which any Company Entity is a party or that is otherwise binding on any Company Entity or its assets, other than any Employee Plan, Real Property Lease or Oil and Gas Lease.

“Company Deposit” has the meaning set forth in Section 2.7(b).

“Company Disclosure Schedules” shall mean the disclosure schedules delivered by the Company to Buyer and Parent in connection with this Agreement.

“Company Entity” shall mean each of the Company and each Company Subsidiary.

“Company Group” has the meaning set forth in Section 6.1(c).

“Company Hedge” has the meaning set forth in Section 6.18.

“Company Indebtedness” shall mean all Indebtedness of the Company Entities.

“Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company Entities.

“Company Returns” shall mean the Tax Returns filed or required to be filed by any Company Entity with any Governmental Entity on or before the Closing Date.

“Company Subsidiary” shall mean each Subsidiary of the Company.

“Compensatory Grant” shall mean an RSU Award and/or a PSU Award, as the case may be.

“Compensatory Grant Holders” has the meaning set forth in Section 2.5(a).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of March 27, 2025, by and among the Company, certain other Company Entities and an Affiliate of Buyer.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Permit).

“Consequential Damages” has the meaning set forth in Section 10.9.

“Consideration Allocation Schedule” has the meaning set forth in Section 2.6.

“Continuation Period” has the meaning set forth in Section 6.13(a).

APPENDIX I-6

“Continuing Employee” has the meaning set forth in Section 6.13(a).

“Contract” shall mean any contract, agreement or any other legally binding arrangement, but excluding, however, any Oil and Gas Lease, easement, right-of-way or permit interest or other instrument creating or evidencing an interest in the Oil and Gas Properties.

“Control” (including its derivatives) has the meaning set forth in the definition of “Affiliate.”

“COPAS” has the meaning set forth in Section 3.2(d).

“CPR” has the meaning set forth in Section 13.2(a).

“Cure Period” has the meaning set forth in Section 11.3.

“Current Assets” shall mean, without duplication, the sum of accounts receivable, inventories, and prepaid expenses (net of reserves and write-downs) and other current assets (including current Tax assets) of the Company Entities, determined in accordance with GAAP and the classifications and line items shown on Appendix II; provided, however, that in no event shall any asset of the Company Entities constitute a Current Asset if and to the extent it was included in the calculation of the adjustment to Base Consideration in accordance with Section 3.3.  For the avoidance of doubt, Current Assets will specifically exclude (a) Company Cash and marketable securities, (b) deferred Tax assets and current assets relating to Income Taxes or Property Taxes, (c) any Hedge Gains or other assets relating to Derivative Transactions and (d) any amounts in the calculation of the adjustment to the Base Consideration in accordance with Section 3.3.

“Current Liabilities” shall mean, without duplication, the sum of accounts payable, accrued salaries and wages, accrued expenses and other current liabilities (including current Tax liabilities and the current portion of any Indebtedness, but excluding asset retirement obligation liabilities) of the Company Entities, determined in accordance with GAAP and the classifications and line items shown on Appendix II; provided, however, that in no event shall any liability of the Company Entities constitute a Current Liability if and to the extent it was included in the calculation of the adjustment to Cash Merger Consideration in accordance with Section 3.3.  For the avoidance of doubt, Current Liabilities will specifically exclude (a) Company Indebtedness and Transaction Costs, (b) deferred Tax liabilities and current liabilities relating to Income Taxes or Property Taxes, (c) any Hedge Losses or other liabilities related to Derivative Transactions and (d) any amounts in the calculation of the adjustment to the Base Consideration in accordance with Section 3.3.

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Entities customarily obtained after the assignment of properties similar to the Oil and Gas Properties.

“Cut-off Date” has the meaning set forth in Section 3.3.

“D&O Contracts” has the meaning set forth in Section 6.14(a).

“D&O Indemnified Party” has the meaning set forth in Section 6.14(a).

APPENDIX I-7

“D&O Tail” has the meaning set forth in Section 6.14(d).

“Data Security Requirement” shall mean the following, in each case to the extent relating to any applicable privacy, security or security breach notification requirements, or Processing of Personal Information:  (a) all applicable Laws; (b) the Company Entities’ own respective rules, policies and procedures; (c) binding industry standards applicable to the Company Entities and (d) applicable portions of Company Contracts.

“De Minimis Environmental Defect Cost” shall mean an amount equal to $50,000.

“De Minimis Title Defect Cost” shall mean an amount equal to $50,000.

“Debt Financing” has the meaning set forth in Section 6.21(a).

“Debt Financing Sources” shall mean, collectively, the agents, arrangers, lenders, note purchasers and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives to the extent involved in the Debt Financing and their respective successors and assigns (but excluding Parent or any Affiliate of Parent).

“Defect Deductible” shall mean an amount equal to 2% of the Cash Merger Consideration.

“Defensible Title” shall mean that title of the Company Entities that, as of the Effective Time, the Execution Date and the Closing Date, is (x) deducible of record or (y) if not deducible of record, evidenced by pooling orders or by unrecorded instruments or elections, in each case, made or delivered pursuant to joint operating agreements, pooling agreements, pooling participation agreements, unitization agreements or similar agreements and that, except for and subject to Permitted Encumbrances:

(a)
with respect to each Well set forth on Exhibit B, entitles the Company Entities to not less than the Net Revenue Interest shown on Exhibit B for such Well with respect to the Target Formation, as applicable, except for:  (i) decreases in connection with those operations in which any Company Entity may be a nonconsenting co-owner from and after the Execution Date as permitted by this Agreement; (ii) decreases resulting from the reversion of interests to co-owners with operations in which such co-owners elected not to consent; (iii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units as permitted by this Agreement or forced pooling orders; (iv) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries and (v) as otherwise stated on Exhibit B;

APPENDIX I-8

(b)
with respect to each Well set forth on Exhibit B, obligates the Company Entities to bear not more than the Working Interest shown on Exhibit B for such Well with respect to the Target Formation, as applicable, except for:  (i) any changes in the Working Interest due to the exercise after the Execution Date (A) of non-consent rights under applicable operating agreements and similar agreements or applicable Law or (B) the establishment or amendment of pools or units, in each case, as permitted by the terms of this Agreement or forced pooling orders; (ii) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law; (iii) increases that are accompanied by at least a proportionate increase in the Company Entities’ Net Revenue Interest in such Target Formation of the affected Well, as applicable; and (iv) as stated on Exhibit B;

(c)
with respect to each DSU set forth on Exhibit E, entitles the Company Entities to not less than the Net Revenue Interest shown on Exhibit E for such DSU with respect to the Target Formation, as applicable, except for:  (i) decreases in connection with those operations in which any Company Entity may be a nonconsenting co-owner from and after the Execution Date as permitted by this Agreement; (ii) decreases resulting from the reversion of interests to co-owners with operations in which such co-owners elected not to consent; (iii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units as permitted by this Agreement or forced pooling orders; (iv) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries and (v) as otherwise stated on Exhibit E;

(d)	with respect to each DSU, entitles the Company Entities to not less than the Net Acres in the Target Formation shown on Exhibit E with respect to such DSU; and

(e)	with respect to each Well and DSU, is free and clear of all Encumbrances.

“Definitive Financing Agreements” has the meaning set forth in Section 6.21(d).

“Delaware Secretary of State” has the meaning set forth in Section 2.2.

“Depositary Receipts” has the meaning set forth in Section 2.9(b)(iv).

“Derivative Transaction” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Disputed Amount” has the meaning set forth in Section 11.6(a).

APPENDIX I-9

“Dissenting Share” has the meaning set forth in Section 2.4(a)(ii).

“Dissenting Stockholder” has the meaning set forth in Section 2.4(a)(ii).

“DSU” means each drilling and spacing unit, multi-section unit or secondary recovery unit, whether currently formed or conceptual, as identified and described on Exhibit E, including the Oil and Gas Properties included in or constituting such undeveloped spacing unit.

“Effective Time” has the meaning set forth in Section 3.2(a).

“Effective Time Amounts” shall mean the Effective Time Working Capital, the Effective Time Cash and the Effective Time Indebtedness.

“Effective Time Cash” shall mean, as of the Effective Time, the aggregate amount of Company Cash, excluding any amounts taken into account in calculating any other Effective Time Amount; provided, however, that no Company Cash shall be included in the calculation of Current Assets if and to the extent it was included in the calculation of the adjustment to Cash Merger Consideration in accordance with Section 3.3, including a cash receipt from an account receivable so included in such calculation or a cash payment of an account payable so included in such calculation.

“Effective Time Indebtedness” shall mean, as of the Effective Time, the aggregate amount of Company Indebtedness, excluding any amounts taken into account in calculating any other Effective Time Amount, minus the Mandatory Repayment Amount.

“Effective Time Working Capital” shall mean, as of the Effective Time, (a) the aggregate amount of Current Assets, minus (b) the aggregate amount of Current Liabilities, in each case, (i) as calculated in accordance with the terms of this Agreement, (ii) to the extent not addressed in clause (i), in accordance with the Accounting Principles and (iii) excluding any amounts taken into account in calculating any other Effective Time Amount.

“Employee” shall mean any individual serving as an employee of any Company Entity as of the Closing Date.

“Employee Plan” shall mean any Benefit Plan sponsored, maintained, contributed to or required to be contributed to by any Company Entity, including for the benefit of any current or former employee, officer, director or other individual service provider of any Company Entity, or under or with respect to which any Company Entity has any Liability.

“Encumbrance” shall mean any lien, license, security interest, pledge, mortgage, deed of trust, charge or similar encumbrance.

“Environmental Consultant” has the meaning set forth in Section 6.1(b).

APPENDIX I-10

“Environmental Defect” shall mean any condition existing with respect to any Oil and Gas Property that causes such Oil and Gas Property not to be in compliance with or otherwise in violation of Environmental Laws or any condition that presently requires (or if known, would require) Remediation pursuant to any Environmental Laws; provided, however, that an Environmental Defect shall not include (a) any decommissioning, dismantlement and removal activities and obligations with respect to the Oil and Gas Properties as are required by Laws or Contracts associated with the Oil and Gas Properties or any Governmental Entity and further including all well plugging, replugging and abandonment, dismantlement and removal of buildings, facilities, pipelines and flowlines and all other assets of any kind related to or associated with operations or activities conducted on the Oil and Gas Properties and associated site clearance, site restoration and site remediation on the Oil and Gas Properties, except in each case to the extent such conditions constitute a current violation of Environmental Law, or (b) any Liabilities, obligations and responsibilities relating to or arising from, directly or indirectly, the existence or alleged existence of any one or more of asbestos or NORM, at, on or within the Oil and Gas Properties, including any contamination resulting therefrom, except in each case to the extent such asbestos or NORM constitutes a current violation of Environmental Law.

“Environmental Defect Notice” has the meaning set forth in Section 12.2.

“Environmental Defect Value” shall mean, with respect to an Environmental Defect, the present value as of the Closing Date (using an annual discount rate of (i) 0% for the initial 365 days after the Execution Date and (ii) 10% for all periods beginning thereafter) (net to the Company Entities’ interest) of the most cost effective Remediation of such Environmental Defect on or at the relevant Oil and Gas Property for continued operation in the manner it is operated as of the Closing Date, taking into account the continuing long-term need to operate the Oil and Gas Property and customary industry practices in the region in which the Oil and Gas Properties are located.  For the avoidance of doubt, the Environmental Defect Value may exceed the Allocated Value of an Oil and Gas Property.

“Environmental Dispute” has the meaning set forth in Section 12.4(a).

“Environmental Law” shall mean all applicable Laws in effect as of or prior to the Closing Date relating to public and worker health and safety (to the extent related to exposure to Hazardous Materials), pollution or protection of the environment (including natural resources), including those Laws relating to the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Materials.  The term “Environmental Law” does not include:  (a) good or desirable operating practices or standards that may be employed or adopted by other oil and gas well operators or recommended but not required by a Governmental Entity that are not mandatory under Environmental Law or (b) the Occupational Safety and Health Act or any other Law governing worker safety or workplace conditions, except to the extent related to exposure to Hazardous Materials.

“Environmental Review” has the meaning set forth in Section 12.1.

“Equipment” has the meaning set forth in the definition of “Oil and Gas Properties.”

“Equity Consideration” has the meaning set forth in Section 2.4(a)(i)(B).

“Equity Plan” shall mean the Canvas Energy Inc. Amended and Restated Equity Incentive Plan.

APPENDIX I-11

“Equity Securities” shall mean (a) capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (a “Capital Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Capital Interest, (c) stock appreciation, restricted stock unit, performance stock unit, phantom stock, equity participation or similar rights and (d) securities convertible into or exercisable or exchangeable for any Capital Interests.

“Equityholder Group” has the meaning set forth in Section 14.19.

“Equityholder Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Equityholder Releasors” has the meaning set forth in Section 14.17.

“Equityholders” shall mean (a) as of any given date prior to the Closing, the Stockholders and Compensatory Grant Holders on such date and (b) from and after the Closing, the Stockholders and Compensatory Grant Holders that received, or were entitled to receive, a portion of the Closing Cash Merger Consideration and Equity Consideration at Closing pursuant to Section 2.4 or 2.5.

“Equityholders’ Representative” has the meaning set forth in the preamble to this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974 and the rules and the regulations promulgated thereunder.

“Escrow Account” shall mean the account or account(s) established and maintained by the Escrow Agent to hold the Adjustment Escrow Amount after the Closing in accordance with the terms of this Agreement and the Escrow Agreement.

“Escrow Agent” shall mean Citibank N.A.

“Escrow Agreement” shall mean that certain Escrow Agreement dated as of the Closing Date by and among Buyer, the Equityholders’ Representative and the Escrow Agent, the form of which agreement is attached to this Agreement as Exhibit G.

“Estimated Closing Statement” has the meaning set forth in Section 3.1.

“Estimated Closing Transaction Costs” has the meaning set forth in Section 3.1.

“Estimated Effective Time Cash” has the meaning set forth in Section 3.1.

“Estimated Effective Time Indebtedness” has the meaning set forth in Section 3.1.

“Estimated Effective Time Working Capital” has the meaning set forth in Section 3.1.

“Estimated Leakage” has the meaning set forth in Section 3.1.

“Evaluation Material” has the meaning set forth in Section 4.49(a).

APPENDIX I-12

“Ex-Im Laws” shall mean all U.S. and non-U.S. Laws relating to export, reexport, transfer, retransfer and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection and the EU Dual Use Regulation.

“Examination Period” has the meaning set forth in Section 11.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Execution Date Certificate” has the meaning set forth in Section 2.11.

“Execution Date VWAP” has the meaning set forth in Section 2.4(a)(i)(B)(1).

“Existing Credit Agreement” shall mean that certain Credit Agreement dated as of June 27, 2023 by and among the Company, as Borrower, Bank of America, N.A., as Administrative Agent, and the lenders party thereto (and the arrangement represented thereby, the “Existing Credit Facility”).

“Existing Credit Facility” has the meaning set forth in the definition of “Existing Credit Agreement.”

“FCA” means the United Kingdom’s Financial Conduct Authority acting in its capacity as relevant competent authority the United Kingdom under Part VI of the FSMA.

“FCPA” has the meaning set forth in Section 4.28(a).

“Fee Minerals” shall mean all fee mineral interests, together with any lessor royalties, overriding royalties, non-participating royalty interest, production payments, net profits interests, carried interests, fee reversionary interests, record title interests and all other royalties and interests of any kind or character in Hydrocarbons in place attributable to such fee mineral interests, and, as applicable, the leasehold estates created thereby, in each case, including those described on Exhibit C.

“Filing” shall mean a registration, declaration or filing with a Governmental Entity.

“Final Closing Transaction Costs” has the meaning set forth in Section 3.4(d)(i).

“Final Effective Time Cash” has the meaning set forth in Section 3.4(d)(i).

“Final Effective Time Indebtedness” has the meaning set forth in Section 3.4(d)(i).

“Final Effective Time Working Capital” has the meaning set forth in Section 3.4(d)(i).

“Final Leakage” has the meaning set forth in Section 3.4(d)(i).

“Financial Statements” has the meaning set forth in Section 4.6.

APPENDIX I-13

“Fraud” shall mean, with respect to each Party, any actual and intentional fraud with the intent to deceive with respect to the making of the representations and warranties of the Company and, Buyer, Parent and Merger Sub as set forth in Article IV or Article V or any certificate delivered in connection with this Agreement.

“FSMA” shall mean the Financial Services and Markets Act 2000.

“Fundamental Representations” shall mean the representations and warranties contained in the first sentence of Section 4.1(a) (Due Organization); Section 4.3 (Capitalization); Section 4.4 (Authority; Binding Nature of Agreement); Section 4.23 (Brokers); the first sentence of Section 5.1 (Due Organization); Section 5.2 (Capitalization of Parent), Section 5.3 (Merger Sub); Section 5.4 (Authority; Binding Nature of Agreement); and Section 5.12 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles as in effect on the Execution Date as consistently applied by the Company.

“Governmental Entity” shall mean any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or Taxing Authority or power, and any court, arbitral body (public or private) or governmental tribunal, including any tribal authority having or asserting jurisdiction, including for the avoidance of doubt, PHMSA and the OCC.

“Hazardous Materials” shall mean any substances, materials, chemicals or wastes that are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “pollutants” or “contaminants” under, or for which Liability or standards of conduct are imposed pursuant to, any Environmental Law, including any petroleum or refined petroleum products, radioactive materials, friable asbestos, NORM, Hydrocarbons, per- and polyfluoroalkyl substances, toxic mold or polychlorinated biphenyls.

“Hedge Gains” shall mean, with respect to the Company Hedges, all amounts any Company Entity is entitled to receive on or after the Closing Date in respect of the Company Hedges, including any liquidation or termination fees or payments made upon the liquidation or termination of the Company Hedges.

“Hedge Losses” shall mean, with respect to the Company Hedges, all amounts any Company Entity is obligated to pay on or after the Closing Date in respect of the Company Hedges, including any liquidation or termination fees or payments made upon the liquidation or termination of the Company Hedges.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” shall mean any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Imbalance” shall mean any (a) Wellhead Imbalance or (b) Pipeline Imbalance.

APPENDIX I-14

“Income Taxes” shall mean (a) all Taxes based upon, measured by, or calculated with respect to gross or net income, gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding ad valorem, property, excise, severance, production, sales (including gross receipts taxes in the nature of a sales tax), use, real or personal property transfer or other similar Taxes), (b) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is included in clause (a) above, or (c) withholding Taxes measured with reference to or as a substitute for any Tax included in clause (a) or (b) above.

“Indebtedness” shall mean any of the following:

(a)	any indebtedness for borrowed money;

(b)	any obligations evidenced by bonds, debentures, notes or other similar instruments;

(c)	any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, solely to the extent drawn upon;

(d)
any outstanding and unpaid severance relating to terminations of employment that have occurred prior to the Closing Date and unrelated to the Transactions, bonuses, retention or incentive compensation or deferred compensation, in each case, that exceeds such amounts disclosed on Schedule EI, in each case, to the extent unfunded or underfunded, together with the employer portion of any employment and payroll Taxes payable with respect thereto, in each case, calculated as if all such amounts were paid on the Closing Date; provided, however, that, notwithstanding any provision in this Agreement to the contrary, the Scheduled Severance Benefit Arrangements (and associated employment and payroll Taxes) shall not be treated as Indebtedness; and provided further that if and to the extent funds relating to the Compensatory Grants or any other incentive grants are included in Restricted Cash, those Compensatory Grants and other incentive grants shall not be considered unfunded or underfunded;

(e)	any unfunded or underfunded liabilities with respect to any defined benefit plans or similar plans and any retiree welfare benefits;

(f)
obligations to pay the deferred purchase or acquisition price for any property or services, including, in any such case, “earnout” or similar payments, or evidenced by any seller notes or maximum amounts payable thereunder, but excluding accounts payable and accrued expenses incurred in the ordinary course of business and included in the determination of Current Assets or Current Liabilities, as applicable;

(g)
payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

APPENDIX I-15

(h)	security under any Derivative Transaction;

(i)	all Accrued Income Taxes;

(j)	guarantees with respect to any indebtedness or other obligation of any other Person of a type described in subparagraphs (a) through (i) above;

(k)	any accrued interest, redemption, breakage costs, fees and charges in respect of any of the foregoing;

(l)	obligations arising under any capital leases, set forth on Schedule 1.1(l); and

(m)
any prepayment, make-whole premiums, termination costs and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing at or prior to the Closing;

provided, however, that Indebtedness shall not include (i) any Transaction Costs, (ii) any Leakage or Permitted Leakage or (iii) any gains, losses or value associated with any of the Derivative Transactions.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Independent Accounting Expert” has the meaning set forth in Section 3.4(c).

“Independent Defect Expert” has the meaning set forth in Section 13.1.

“Information Statement” has the meaning set forth in Section 6.5(b).

“Intellectual Property” shall mean any and all intellectual property and proprietary rights in any jurisdiction in the world, including: (a) patents and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trademarks, service marks, trade names, and other indicia of source or origin, and all goodwill associated therewith; (c) domain names and internet uniform resource locators; (d) copyrights (including in software) and copyrightable works; (e) trade secrets and other confidential information, including in designs, techniques, processes, formulas, methods, schematics, technology and know-how; (f) rights in data and databases; (g) applications for and registrations of any of the foregoing and (h) all other intellectual property or proprietary rights.

“Interest Reduction” has the meaning set forth in subparagraph (a) of the definition of “Permitted Encumbrances.”

“Interim Balance Sheet Date” has the meaning set forth in Section 4.6.

“Interim Financial Statements” has the meaning set forth in Section 4.6.

“Interim Period” shall mean the period beginning on the Execution Date and ending on the earlier of (a) the Closing and (b) the termination of this Agreement.

APPENDIX I-16

“Invasive Activity” has the meaning set forth in Section 6.1(b)(i).

“IRS” shall mean the Internal Revenue Service.

“Knowledge” shall mean (a) in the case of the Company Entities, the actual knowledge of Charles Duginski, Joshua Kerbo, Clint Calhoun, Josh Walker and Patrick Graham, in each case, after due inquiry of all employees in the direct reporting line of such person, and (b) in the case of Buyer or Parent, the actual knowledge of Rusty Hutson, Jr. and Michael Rigg.

“Law” shall mean, with respect to any Person, any statute, law (including common law), act, rule, regulation, ordinance, Order, code or other official act of or by any Governmental Entity applicable to such Person as of the Execution Date.

“Leakage” shall mean any payments or transfers of cash, property or assets, by or for the account of the Company Entities (but expressly excluding those to the Company Entities) from the Effective Time through the Closing Date (and including the Closing Date), with respect to the following, but excluding any Permitted Leakage:

(a)
any dividend (whether in cash or otherwise), payment or other distribution or return of capital to, or for the benefit of, the Equityholders or any other Person, including a redemption, repurchase or reduction of any Equity Securities, loans, any management, monitoring, or sponsor advisory fees, or any other payment made on or with respect to any Equity Securities of the Company Entities;

(b)
any bonus paid to, or for the benefit of, any director, officer or employee of the Equityholders or any of their respective Affiliates (other than officers and employees of the Company and its Subsidiaries);

(c)
any asset distribution, transfer, sale or disposal by or for the account of the Company Entities to, or for the benefit of, the Equityholders or any of their respective Affiliates (but expressly excluding the Company Entities);

(d)
the amount of any increase, measured as immediately prior to the Closing and relative to the Effective Time Indebtedness, of Company Indebtedness, including accrual of interest on any Company Indebtedness arising after the Effective Time and shall specifically include, for the avoidance of doubt, the effect of any Existing Credit Facility drawdowns or repayments, as applicable, that are necessary to satisfy the Minimum Cash Amount and Mandatory Repayment Amount;

(e)
the waiver, forgiveness or discount of any (i) amounts due to any Company Entity from any Equityholders or any other Person (but expressly excluding the Company Entities), including with respect to any Company Indebtedness, or (ii) claim against any Equityholders or any other Person (but expressly excluding the Company Entities);

(f)	the making of any gift or other gratuitous payment;

APPENDIX I-17

(g)
any costs incurred in respect of any general or administrative expense of the Company Entities in excess of the amount set forth on Schedule GA, including salaries, bonuses, office rent and operating expenses, insurance, management costs and overhead (except, in each case, to the extent constituting a Property Cost);

(h)	the amount, if any, incurred or paid by any Company Entity for or with respect to the cure or attempt to cure Title Defects and/or Environmental Defects;

(i)
the amount, if any, incurred or paid by any Company Entity for or with respect to: (i) the cure or attempt to cure of any breach by the Company or any Affiliate of its representations and warranties set forth in this Agreement, or (ii) the cure or attempt to cure of any breach by the Company or any Affiliate of any of its covenants set forth in this Agreement;

(j)	the amount, if any, incurred or paid by any Company Entity for or with respect to any Legal Proceedings in respect of any amount to be included as an adjustment in Section 3.3(a);

(k)
the assumption or guarantee of any obligation of any Equityholders or any of their respective Affiliates (but expressly excluding the Company Entities), or any indemnification given in respect thereof, by any Company Entity;

(l)
the creation of any Encumbrance over any asset of any Company Entity or in favor of any Equityholders or any of their respective Affiliates (but expressly excluding the Company Entities) that is not irrevocably and unconditionally released as of the Closing;

(m)	the making of or entering into of any agreement or binding arrangement relating to any of the foregoing matters;

(n)
any amount of cash or cash equivalents received by, or for the benefit of, the Equityholders or any of their respective Affiliates (other than the Company Entities) in respect of the operation of the business of the Company Entities from the Effective Time through the Closing Date that is not contributed to the Company Group prior to the Closing Date; and

(o)	the payment or incurrence of any Tax by the Company Entities as a consequence of any of the foregoing matters;

provided, however, that, notwithstanding any provision in this Agreement to the contrary, the Scheduled Severance Benefit Arrangements (and associated employment and payroll Taxes) shall not be treated as Leakage.

“Leased Real Property” has the meaning set forth in Section 4.13.

“Legal Proceeding” shall mean any action, suit, charge, complaint, claim, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, judicial, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

APPENDIX I-18

“Letter of Transmittal” has the meaning set forth in Section 2.8(a).

“Liabilities” shall mean any and all claims, obligations, causes of action, payments, charges, demands, judgments, assessments, liabilities, losses, damages, penalties, Taxes, fines and costs and expenses, including any attorneys’ fees, legal or other expenses incurred in connection therewith, in each case, of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not required to be accrued on the financial statements of such Person.

“Listing Applications” has the meaning set forth in Section 6.19.

“Listing Rules” means the listing rules of the Financial Conduct Authority made for the purposes of section 73A of the FSMA as set out in the Financial Conduct Authority’s Listing Rules sourcebook.

“Losses” has the meaning set forth in Section 10.1(a).

“Lowest Cost Remediation” shall mean the response required or allowed under Environmental Laws in effect on the Execution Date that Remediates (for current and future use in the same manner as currently used) any identified Environmental Defect in the most cost-effective manner (considered as a whole, and allowing for the continued sale and prudent operation of the Oil and Gas Properties) as compared to any other response that is required or allowed under Environmental Laws.  The Lowest Cost Remediation may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are allowed under Environmental Laws.  The Lowest Cost Remediation shall not include any costs or expenses relating to the assessment, remediation, removal, abatement, transportation or disposal of any asbestos, asbestos-containing materials or NORM, except to the extent such asbestos, asbestos-containing materials or NORM constitute a current violation of Environmental Law.

“LSE” shall mean the London Stock Exchange plc.

“Mandatory Repayment Amount” means an amount equal to $20,000,000 paid by the Company in respect of Company Indebtedness outstanding as of the Effective Time.

APPENDIX I-19

“Material Adverse Effect” shall mean an event or circumstance that, individually or in the aggregate, results in a material adverse effect on the ownership, operation or value of the Company Entities, taken as a whole, or the Oil and Gas Properties, taken as a whole, or Equity Securities, or a material adverse effect on the ability of the Company to consummate the Transactions and perform its obligations hereunder; provided, however, that any changes or events resulting from the following items shall not be considered when determining whether a Material Adverse Effect has occurred:  (a) changes in economic, political, regulatory, financial or capital market conditions generally; (b) changes in the price of Hydrocarbons or other commodities; (c) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, epidemic, pandemic or disease outbreak (including the COVID‑19 virus), or changes imposed by a Governmental Entity associated with national security or the material worsening of such conditions Threatened or existing as of the Execution Date; (d) effects of weather or meteorological events; (e) any change of Law, accounting standards (including GAAP), regulatory policy or industry standards after the Execution Date; (f) any reclassification or recalculation of reserves in the ordinary course of business; (g) changes in the prices of Hydrocarbons; (h) natural declines in well performance; (i) the announcement, execution, delivery or performance of this Agreement or the consummation of the Transactions or the fact that the prospective owner of the Oil and Gas Properties is Buyer (other than with respect to any representation or warranty that is intended to address the consequences of the announcement, execution, delivery or performance of this Agreement or consummation of the Transactions); (j) any condition described in the Company Disclosure Schedules; (k) any actions taken by, or at the request of, Buyer (including any breach by Buyer of this Agreement); and (l) any failure by the Company to meet projections or forecasts or revenue or earnings predictions or any period (but, for the purposes of clarity, not the underlying cause of such failure); except, in the cases of foregoing clauses (a) through (e), to the extent such events disproportionately adversely affect the Oil and Gas Properties, taken as a whole, as compared to similarly situated Oil and Gas Properties (in which case, such adverse effects (if any) may be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent of any such disproportionality).

“Material Contract” has the meaning set forth in Section 4.14(a).

“Measurement Date” has the meaning set forth in Section 5.2(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” shall consist of the Cash Merger Consideration and Equity Consideration, taken together, and shall mean an amount or cash or shares of Parent Common Stock to be paid by Buyer and issued by Parent, as applicable, as provided in Section 2.7(a)(viii), equal to the sum of (a) the Adjusted Base Consideration, plus (b) an amount (which may be positive or negative) equal to Effective Time Working Capital, plus (c) Effective Time Cash, minus (d) Effective Time Indebtedness, minus (e) Transaction Costs, minus (f) the Adjustment Escrow Amount and Representative Expense Amount, minus (g) Leakage; provided, however, that any such adjustments shall affect only the Cash Merger Consideration and not the Equity Consideration.

“Merger Consideration Adjustment Amount” has the meaning set forth in Section 3.4(d)(ii).

“Merger Consummation Time” has the meaning set forth in Section 2.2.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Midstream Assets” has the meaning set forth in the definition of “Oil and Gas Properties.”

“Minimum Cash Amount” shall mean an amount equal to $40,000,000 and shall not include any Restricted Cash.

APPENDIX I-20

“MMBtu” shall mean one million British Thermal Units.

“Net Acres” shall mean, with respect to a DSU (assuming, in the case of DSUs covering multiple sections, that all sections constituting the DSU are allocated equally), the sum of the following for each Oil and Gas Properties (or portions thereof) contributing to such DSU:  the product of (a) the number of gross acres of land covered by such leasehold interest, multiplied by (b) the undivided fee simple mineral interest ownership in the Hydrocarbons in the applicable Target Formation(s) covered by such leasehold interest, multiplied by (c) the Company Entity’s aggregate Working Interest in such Oil and Gas Property; provided, however, if item (b) or item (c) varies as to different tracts or areas of such lands covered by such leasehold interest as identified on Exhibit E, a separate calculation shall be performed with respect to each such area.  With respect to DSUs for secondary recovery units, “Net Acres” shall mean the sum of the applicable Company Entity’s total Working Interest in such secondary recovery unit multiplied by the total gross acres constituting the secondary recovery unit as to the Target Formation(s).

“Net Revenue Interest” shall mean with respect to a Well or DSU, the applicable Company Entity’s interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well or DSU with respect to the applicable Target Formation, after giving effect to all Production Burdens; provided, however, that if a Company Entity’s “Net Revenue Interest” in any Well or DSU differs as to any part or depth of such Well or DSU, then a separate calculation will be made as to each such part or depth.

“New Plans” has the meaning set forth in Section 6.13(b).

“New Welfare Plans” has the meaning set forth in Section 6.13(b).

“NORM” shall mean naturally occurring radioactive material.

“Notice of Objection” has the meaning set forth in Section 3.4(b).

“Notice Period” has the meaning set forth in Section 10.3(b).

“Novation Agreement” has the meaning set forth in Section 6.18.

“Novation Amount” has the meaning set forth in Section 6.18.

“NYSE” shall mean the New York Stock Exchange.

“NYSE SLAP” has the meaning set forth in Section 6.19.

“OCC” shall mean the Oklahoma Corporation Commission or any successor entity.

“OFAC” has the meaning set forth in the definition of “Sanctioned Person.”

“Oil and Gas Leases” shall mean the oil and gas leases, oil, gas and mineral leases, subleases and other leaseholders, royalties, overriding royalties, and net profits interests, interests acquired pursuant to pooling and unitization agreements, operating agreements and pooling orders and all other rights therein and the lands covered thereby or pooled therewith, subject to the terms, conditions, covenants and obligations set forth in such leases or interests, and all other interests of the Company Entities of any kind or character in such leases including those identified on Exhibit A.

APPENDIX I-21

“Oil and Gas Properties” shall mean all of the Company Entities’ interests in and rights with respect to (a) the Fee Minerals, (b) the Oil and Gas Leases, (c) the Wells, (d) the Units, (e) the Surface Rights, (f) all interests in machinery, fixtures, inventory, equipment (including Well equipment and machinery), production, completion, injection, rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property, in each case, located on the Oil and Gas Leases or Units or used in connection with Oil and Gas Leases or the drilling of Wells (the “Equipment”), (g) all Hydrocarbon gathering, treating, compression, transmission and/or handling systems, storage terminals and storage facilities, produced and fresh water pipelines, recycling and disposal systems and all associated equipment pertaining to the foregoing (“Midstream Assets”); and (h) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Old Plans” has the meaning set forth in Section 6.13(b).

“Order” shall mean any award, injunction, judgment, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” shall mean, with respect to any Person that is not an individual, the articles or certificate of incorporation or formation, by-laws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement, trust agreement or such other organizational documents of such Person.

“Outside Date” has the meaning set forth in Section 8.1(a).

“Owned Real Property” has the meaning set forth in Section 4.13.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Common Stock” shall mean the ordinary shares, par value of £0.20 per share, of Parent.

“Parent Financial Statements” has the meaning set forth in Section 5.7(a).

“Parent Transfer Agent” shall mean Computershare Trust Company, N.A.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Paying Agent” shall mean Equiniti Trust Company, LLC.

“Paying Agent Agreement” shall mean the agreement among Buyer, Parent, the Equityholders’ Representative and the Paying Agent, to be entered into prior to the Closing in the substantially in the form agreed by each of such parties prior to the Execution Date.

APPENDIX I-22

“Payment Fund Account” has the meaning set forth in Section 2.9(a).

“Permit” shall mean any permit, license, variance, exemption, approval, authorization, consent, operating certificate, franchise, order or approval from or of a Governmental Entity.

“Permitted Encumbrances” shall mean:

(a)
the terms and conditions of all Oil and Gas Leases and all Production Burdens if the net cumulative effect of such Oil and Gas Leases and Production Burdens does not operate to (i) decrease the aggregate Net Revenue Interest that the Company Entities are entitled to with respect to any Target Formation of a Well or DSU in an amount below the Net Revenue Interest set forth on Exhibit B or Exhibit E, as applicable for such Target Formation of such Well or DSU, (ii) increase the aggregate Working Interest that the Company Entities are obligated to bear with respect to any Target Formation of any Well in an amount greater than the Working Interest set forth on Exhibit B for such Target Formation of such Well (unless the Net Revenue Interest for such Well as to such Target Formation as set forth on Exhibit B is increased in the same or greater proportion as any such increase in Working Interest), or (iii) decrease the aggregate Net Acres that the Company Entities are entitled to in an amount below the Net Acres set forth on Exhibit E (clauses (i), (ii) and (iii), an “Interest Reduction”);

(b)	preferential rights to purchase or consents (including the Consents and Customary Post-Closing Consents) or similar agreements, in each case to the extent set forth on Schedule 4.12;

(c)
liens for Taxes that are net yet due and payable or, if due and payable, that are being contested in good faith through appropriate proceedings set forth on Appendix III and for which adequate reserves have been accrued in accordance with GAAP;

(d)	conventional rights of reassignment (that have not been triggered);

(e)	such Encumbrances or Title Defects as Buyer has waived in writing or is deemed to have waived under the terms of this Agreement;

(f)
all Laws and all rights reserved to or vested in any Governmental Entity (i) to control or regulate any of the Company Entities’ assets in any manner, (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Company Entities’ assets, (iii) to use any property in a manner that does not materially impair the use of such property for the purposes for which it is currently owned and operated as of the Execution Date, (iv) to enforce any obligations or duties affecting the Company Entities’ assets to any Governmental Entity with respect to any right, power, franchise, grant, license or permit or (v) to assess Tax with respect to the Company Entities’ assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto;

APPENDIX I-23

(g)
rights of a common owner of any interest in any fee mineral interests, rights-of-way, permits, easements, surface rights or other Oil and Gas Properties held by the Company Entities and such common owner as tenants in common or through common ownership, in each case, to the extent that the same does not (i) materially detract from, impair or adversely affect the use, ownership or operation of the Oil and Gas Properties as currently used, owned and operated or (ii) result in any Interest Reduction;

(h)
easements, conditions, covenants, restrictions, servitudes, Permits, rights-of-way, surface leases and other rights to use the surface, and other rights in the Oil and Gas Properties for the purpose of operations, facilities, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities and equipment, which, in each case, (i) do not materially detract from, impair or adversely affect the ownership, operation or use of the Oil and Gas Properties as currently owned, operated and used as of the Execution Date or (ii) result in any Interest Reduction;

(i)
vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, employee’s, contractor’s, operator’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations that are not yet due or, if delinquent, that are either listed on Appendix III or contested in good faith after the Execution Date;

(j)	any Imbalances;

(k)
Encumbrances created under the Oil and Gas Properties or operating agreements or by operation of Law in respect of obligations that are not yet due or, if delinquent, that are either listed on Appendix III or contested in good faith after the Execution Date;

(l)	any matters referenced and set forth on Exhibit A, Exhibit B or Exhibit E and all litigation set forth on Schedule 4.22(a);

(m)
deeds of trust, mortgage liens and similar instruments burdening a lessor’s interest in the Oil and Gas Properties that, if not subordinated to the rights of the Company Entities, are not as of the Closing Date in default or subject to foreclosure or other enforcement proceedings by the holder of such Encumbrance;

(n)	zoning and planning ordinances and municipal regulations unless required by applicable Law;

APPENDIX I-24

(o)
defects based on or arising out of the failure of the Company Entities to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement or other similar agreement with respect to any horizontal Well that crosses more than one Oil and Gas Lease or tract, to the extent such Well (i) has been permitted by the applicable Governmental Entity and (ii) the allocation of Hydrocarbons produced from such Well among such Oil and Gas Lease or tracts based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each such Oil and Gas Lease or leasehold tract its share of such production;

(p)
any liens created under 52 O.S. § 87.1(e) in respect of obligations that are not yet due or, if delinquent, that are either listed on Appendix III or contested in good faith after the Execution Date; or

(q)	non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“Permitted Leakage” shall mean all payments and transactions described on Appendix V.

“Person” shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, other business organization or Governmental Entity.

“Personal Information” shall mean any data that (a) identifies, is reasonably capable of being associated with or could reasonably be linked with a particular individual, household or device, including any personally identifiable data, or (b) is otherwise defined as “personal information,” “personal data,” “personally identifiable information” or similar defined term under any applicable Law.

“Phase I Environmental Site Assessment” shall mean a Phase I environmental property assessment of the Oil and Gas Properties that satisfies the basic assessment requirements set forth under the current ASTM International Standard Practice for Environmental Site Assessments (Designation E1527-21) or any other visual site assessment (including, for the avoidance of doubt, drones and customary visual thermal, laser, light detection and ranging or FLIR camera surveys) or review of records, reports or documents, including an evaluation of the Oil and Gas Properties’ compliance with Environmental Laws.

“PHMSA” shall mean the Pipeline and Hazardous Materials Safety Administration.

“Pipeline Imbalance” shall mean any marketing imbalance between the quantity of Hydrocarbons attributable to the Oil and Gas Properties required to be delivered by the Company Entities or any of their respective Affiliates under any Contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production, handling and processing at a separate facility) or marketing of such Hydrocarbons and the quantity of Hydrocarbons attributable to the Oil and Gas Properties actually delivered by the Company Entities or such Affiliate pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing pipeline or facility.

APPENDIX I-25

“Post-Effective Time Portion” shall mean the portion of any Straddle Period that begins at the Effective Time.

“Post-Effective Time Tax Period” shall mean any Tax period that begins at or after the Effective Time.

“Pre-Closing Covenant” has the meaning set forth in Section 9.2.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date (including the portion of any taxable period beginning on or before the Closing Date and ending after the Closing Date that ends on the Closing Date).

“Pre-Effective Time Portion” shall mean the portion of any Straddle Period ending at the Effective Time.

“Pre-Effective Time Tax Period” shall mean any Tax period that ends prior to the Effective Time.

“Preferential Rights” means any preferential rights to purchase, right of first refusal, right of first offer, drag right, tag right or similar rights applicable to any of the Oil and Gas Properties that are implicated in connection with the transactions contemplated by this Agreement.

“Proceeds Allocation Claim” has the meaning set forth in Section 10.1(a)(ii).

“Process” or “Processing” shall mean any (a) operation or set of operations that is performed on data or sets of data, or (b) any access, collection, use, processing, storage, sharing, distribution, transfer, sale, disclosure, sorting, treatment, manipulation, enhancement, aggregation, destruction, modification, security or disposal of any data or sets of data.

“Production Burden” shall mean any and all royalties (including lessor’s royalty), overriding royalties, production payments, net profits interests and other burdens upon, measured by or payable out of production (excluding any Taxes).

“Property Costs” shall mean all operating expenses (including costs of field employees, insurance, rentals, shut-in payments, title examinations and curative actions) and capital expenditures (including (a) bonuses, broker fees, and other lease maintenance payments, in each case, to the extent set forth on Schedule PC, and (b) costs of acquiring equipment) attributable to the ownership or operation of the Oil and Gas Properties or the production of Hydrocarbons therefrom, but excluding, in each case and without limitation, Liabilities attributable to: (i) Taxes, (ii) violations of any Law, (iii) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death, property damage, damage to the environment or violation of any Law, (iv) Imbalances, (v) any general or administrative costs, management costs, overhead costs, or similar amounts (whether or not such costs are charged or chargeable to the joint account but excluding field-level employee costs and expenses that are charged or chargeable to the joint account), it being understood that all such costs are intended to be covered by Schedule GA, (vi) other than expressly described above in this definition, any bonuses, broker fees, and other lease maintenance payments, (vii) any costs or expenses incurred by the Company Entities in connection with any breach of this Agreement by the Company Entities or any matters for which the Equityholders is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 10.1, (viii) costs incurred to cure or remediate Title Defects or Environmental Defects, (ix) obligations with respect to the Wellhead Imbalances or Pipeline Imbalances, or (x) any claims by Third Parties for indemnification, contribution or reimbursement with respect to any of the liabilities, losses, costs and expenses described in preceding clauses (i) through (ix).

APPENDIX I-26

“Property Taxes” shall mean all real property, personal property, ad valorem, severance, production, sales, real estate, use, excise and similar Taxes (which for the avoidance of doubt, does not include Income Taxes or Transfer Taxes but does include any gross receipts Taxes in the nature of a sales Tax) based upon or measured by the acquisition, ownership or operation of the Oil and Gas Properties or the production of Hydrocarbons therefrom or the receipt of proceeds therefrom.

“PSU Award” shall mean the restricted stock units subject to performance-based vesting conditions under a restricted stock unit agreement awarded pursuant to the Equity Plan.

“R&W Insurance Policy” shall mean any buyer-side Representations and Warranties Insurance Policy obtained by Buyer in connection with this Agreement and the Transactions.

“Real Property Lease” has the meaning set forth in Section 4.13.

“Reasonable Documentation” shall mean with respect to (x) any Title Defect asserted by Buyer pursuant to Section 11.2 or (y) any Title Benefit asserted by the Company Entities pursuant to Section 11.5:

(a)	a copy of any available title opinion or landman’s title report describing the asserted Title Defect or Title Benefit, as applicable;

(b)	a copy of the relevant document to the extent the alleged Title Defect or Title Benefit, as applicable, arises from a document;

(c)
the real property conveyance preceding and following a gap in the chain of title or a title opinion describing the gap in reasonable detail, to the extent the basis of the alleged Title Defect or Title Benefit, as applicable, relates to a gap in the Company Entities’ chain of title;

(d)	a copy of the document creating or evidencing the Encumbrance or lien forming the basis of an asserted Title Defect, to the extent the basis of the alleged Title Defect is an Encumbrance or lien; and

(e)
any other documents reasonably necessary for the Company Entities or Buyer, as applicable, or the Independent Defect Expert (as well as any title attorney, examiner or environmental consultant hired by such Persons) to verify and confirm the existence of the Title Defect or Title Benefit, as applicable, or to confirm the Title Defect Amount with respect to such alleged Title Defect or the Title Benefit Value with respect to such alleged Title Benefit.

APPENDIX I-27

“Related Party” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, stockholders, members, general or limited partners, Affiliates, Representatives, sources of financing, and each of their respective successors and assigns.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into, or migrating through, the environment of any Hazardous Materials.

“Remediation” shall mean, with respect to an Environmental Defect, the response required or allowed under Environmental Laws that completely cures, corrects and addresses (for current and future use in the same manner as being currently used) the identified Environmental Defect in a manner that qualifies as the Lowest Cost Remediation, including, if consistent with the Lowest Cost Remediation, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions (including any necessary filings or interactions with Governmental Entities).  “Remediation” may consist of or include taking no action, leaving the condition unaddressed, periodic monitoring, the use of institutional controls or the recording of notices in lieu of remediation, in each case, but only to the extent such response is allowed under Environmental Laws and completely addresses and resolves (for current and future use in the same manner as being currently used) the identified Environmental Defect.  The terms “Remediates,” “Remediated” and other derivatives shall be construed accordingly.

“Representative Expense Amount” shall mean an amount determined by the Equityholders’ Representative on or before the delivery of the Closing Statement.

“Representative Loss” has the meaning set forth in Section 14.16(c).

“Representatives” shall mean the officers, directors, managers, members, trustees, employees, counsel, accountants, agents, financial and legal advisers, consultants of a Person.

“Requisite Financial Statement Information” has the meaning set forth in Section 6.2(q)(viii).

“Reserve Report” has the meaning set forth in Section 4.8(a).

“Restricted Cash” shall mean cash deposits, cash in reserve accounts, cash escrow accounts or trusts, custodial cash and cash subject to a lockbox, dominion, control of similar agreement or otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purposes, in each case to the extent set forth on Schedule 4.39(a).

“Review Period” has the meaning set forth in Section 3.4(b).

“Revised Consideration Allocation Schedule” has the meaning set forth in Section 3.4(h).

“RSU Award” shall mean the restricted stock units that are not subject to performance-based vesting conditions under a restricted stock unit agreement awarded pursuant to the Equity Plan.

APPENDIX I-28

“Sample Calculation” shall mean for illustrative purposes, the sample calculation of Effective Time Working Capital set forth on Appendix II, as if the Effective Time were the Interim Balance Sheet Date.

“Sanctioned Country” shall mean any country or region or government thereof that is, or has been since April 24, 2019, the subject or target of Sanctions or a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, so-called Luhansk People’s Republic and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) or the U.S. Department of State; (b) any Person located, organized or resident in, or a national of, a Sanctioned Country; or (c) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a) or clause (b).

“Sanctions” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC, BIS, or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union and the United Nations Security Council.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“Scheduled Severance Benefit Arrangements” has the meaning set forth in Section 6.13(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Section 280G Approval” has the meaning set forth in Section 6.10.

“Securities Act” shall mean the Securities Act of 1933.

“Security Breach” shall mean any (a) unauthorized access, Processing or use of any of the Systems, (b) unauthorized access, Processing or use of any Personal Information or the Company Entities’ confidential or proprietary information or (c) unauthorized interference with system operations or security safeguards of the Systems, including any phishing incident or ransomware attack.

“Stockholder Consents” has the meaning set forth in the recitals.

“Stockholder Certification” has the meaning set forth in Section 6.20.

“Stockholders” shall mean, as of any given date, the holders of record of Company Common Shares as of such date.

APPENDIX I-29

“Stockholders Agreement” shall mean that certain Stockholders Agreement, dated as of October 14, 2020, by and among the Company and the stockholders of the Company signatory thereto.

“Straddle Period” shall mean any Tax period beginning before and ending after the Effective Time.

“Submission” has the meaning set forth in Section 3.4(c).

“Submission Deadline” has the meaning set forth in Section 3.4(c).

“Subsidiary” shall mean, with respect to any Person, any other Person of which more than 50% of the outstanding voting securities or other voting Equity Securities are owned, directly or indirectly, by such first Person.

“Substitute Commitment Letters” has the meaning set forth in Section 6.21(g).

“Substitute Definitive Financing Agreements” has the meaning set forth in Section 6.21(g).

“Substitute Financing” has the meaning set forth in Section 6.21(g).

“Surface Rights” shall mean all of the Company Entities’ fee interests, surface leases, surface rights, subsurface easements, Permits, licenses, servitudes, easements and rights-of-way, including the property described on Exhibit F.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Surviving Covenant” has the meaning set forth in Section 9.3.

“Suspense Funds” shall mean all amounts owed, and held by any Company Entity or any Affiliate thereof in suspense in accordance with applicable Law or Contract, that are attributable to the Oil and Gas Properties and owed to Third Parties.

“Systems” shall mean servers, software, computer firmware, computer hardware, electronic data processing equipment, databases, circuits, networks, network equipment, peripherals, computer systems, information technology systems, and other computer, communications, and telecommunications devices and equipment owned or leased, licensed or used by the Company Entities.

“Takeover Statute” shall mean any “fair price,” “moratorium,” “control share acquisition,” “affiliate transaction,” “business combination,” “supermajority” or other similar anti-takeover statute or regulation.

“Target Closing Date” has the meaning set forth in Section 2.2.

“Target Formation” shall mean (a) with respect to a Well, the depths or formations from which such Well is producing as of the Execution Date (or if not producing as of the Execution Date, the formation from which such Well last produced) and (b) with respect to any DSU to the extent set forth on Exhibit E.

APPENDIX I-30

“Tax” or “Taxes” shall mean (a) any United States local, state or federal or foreign taxes, charges, fees, levies, or other governmental assessments of any kind, including income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security (or similar), disability, occupation, real property, severance, excise and other taxes imposed by a Governmental Entity, (b) any interest, penalty or addition thereto or imposed in lieu thereof, and (c) any liability in respect of any items described in clause (a) or (b) that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of participation in a consolidated, combined or unitary Tax Return or group) or otherwise, whether disputed or not.

“Tax Returns” shall mean any return, report or similar statement filed or required to be filed with any Governmental Entity with respect to any Taxes (including any schedules or attachments thereto and amendments thereof), including any information return, claim for refund, amended return, election and declaration of estimated Tax.

“Taxing Authority” shall mean the IRS and any other Governmental Entity responsible for the administration of any Tax.

“Termination Fee” shall mean $55,000,000.

“Third Party” shall mean any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Party Claim” has the meaning set forth in Section 10.3(a).

“Threatened” shall mean a claim, Legal Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing to a Party or any of its officers, directors, or employees that would lead a prudent Person to conclude that such a claim, Legal Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Title Benefit” shall mean (a) with respect to the Wells set forth on Exhibit B, any right, circumstance or condition that operates to increase the Net Revenue Interest of the Company Entities in any of such Wells above that shown on Exhibit B for such Well (without a corresponding proportionate or greater increase in Working Interest for such Well) or (b) with respect to the DSUs set forth on Exhibit E, any right, circumstance or condition that operates to increase the Net Revenue Interest or Net Acre of the Company Entities in any of such DSU above that shown on Exhibit E for such DSU.

“Title Benefit Notice” has the meaning set forth in Section 11.5(a).

“Title Benefit Value” has the meaning set forth in Section 11.5(a).

“Title Defect” shall mean means any Encumbrance or defect that, if not cured, causes the Company Entities not to have Defensible Title in and to any Well set forth on Exhibit B or DSU set forth on Exhibit E; provided, however, that none of the following shall be considered a Title Defect for any purpose:

APPENDIX I-31

(a)
defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Well or DSU;

(b)	defects arising out of lack of survey, unless a survey is expressly required by applicable Laws;

(c)
defects based on a gap in the Company Entities’ chain of title in the state’s records as to state Oil and Gas Leases, in the federal government’s records as to federal Oil and Gas Leases, or in the county records as to other Oil and Gas Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title or a title opinion, which documents shall be included in the applicable Title Defect Notice;

(d)	defects in the chain of title prior to January 1, 1980;

(e)
defects as a consequence of cessation of production, insufficient production, or failure to conduct operations on any of the Oil and Gas Properties held by production, or lands pooled, communitized or unitized therewith occurring before September 1, 2015, except to the extent (i) the applicable lessor has provided written notice to any Company Entity that it is exercising its right to terminate the Oil and Gas Lease relating to the relevant Well or DSU in question or that the Company Entities have forfeited or have an obligation to release leasehold acreage, solely as a result of such cessation of production, insufficient production or failure to conduct operations or (ii) affirmative evidence is provided that the cessation of production or failure to conduct operations has given rise to a right of the lessor or other Third Party to terminate the underlying Oil and Gas Lease relating to the relevant Well or DSU, which notice or affirmative evidence, as applicable, shall be included in the applicable Title Defect Notice;

(f)	defects based solely on references to lack of information, including lack of information in the Company Entities’ files or the lack of Third Party records;

(g)
defects based on (i) references in recorded instruments to a document because such document is not in the Company Entities’ files or (ii) references to an unrecorded contract to which neither the Company Entities nor any of their respective Affiliates is a party or otherwise subject to, if, in the case of clause (ii), no claim has been made under such document or unrecorded instrument within the last ten years;

(h)
defects that have been cured by the passage of time, the doctrine of adverse possession, applicable laws of limitation or prescription or such other matter that would render such defect invalid according to applicable Law and no affirmative evidence shows that another Person has asserted a superior claim of title to the Oil and Gas Properties, which affirmative evidence shall be included in the applicable Title Defect Notice;

APPENDIX I-32

(i)
defects arising out of lack of evidence of corporate or other entity authorization, unless Buyer provides affirmative evidence that such lack of authorization results in another Person’s actual and superior claim of title to the relevant Oil and Gas Property;

(j)
defects based upon the failure to record any federal, state or tribal Oil and Gas Leases (or assignment thereof) in any applicable county records in which the Well or DSU is located and defects based on a lack of record title in the real property, conveyance or other records of any Governmental Entity as long as the instruments evidencing the conveyance of such title to any Company Entity are filed with the Governmental Entity that issued such Oil and Gas Lease relating to the relevant Well or DSU;

(k)	defects that affect only which Person has the right to receive royalty payments (rather than the amount or the proper payment of such royalty payment);

(l)	the expiration of an Oil and Gas Lease by its terms after the Closing Date;

(m)
defects arising from any prior oil and gas lease relating to the lands covered by an Oil and Gas Lease not being surrendered of record, unless Buyer provides affirmative evidence that such prior oil and gas lease is still in effect and results in another Person’s actual and superior claim of title to the relevant Well or DSU;

(n)	defects relating to lack of pooling or unitization clauses in any Oil and Gas Lease or instrument;

(o)	defects arising from any change in Laws after the Execution Date;

(p)
with respect to any interest in the Oil and Gas Property acquired through compulsory pooling, based solely on the failure of the records of any Governmental Entity to reflect the Company Entities as the owner of any Oil and Gas Property, but only if the Company Entities’ ownership interest is otherwise accurately reflected in the records, inclusive of election histories for the named respondents in the applicable pooling order;

(q)	defects or irregularities resulting from or related to probate proceedings, which defects or irregularities have been outstanding for ten years or more;

(r)	defects arising out of any Person’s failure to comply with any maintenance of uniform interest provision, restrictions on zone transfer or similar provisions in any Applicable Contract; or

APPENDIX I-33

(s)
defects based on failure to record Oil and Gas Leases issued by any state or federal Governmental Entity, or any assignments of such Oil and Gas Leases, in the real property, conveyance or other records of the state or federal Governmental Entity in which such Oil and Gas Property is located, on the condition that (i) such Oil and Gas Leases or assignments were filed in the real property, conveyance or records of the county in which such Oil and Gas Property is located, and (ii) that title to such Oil and Gas Property, as reflected in the real property, conveyance or other records of state, federal or tribal Governmental Entity in which such Oil and Gas Property is located, is vested in the Company Entities’ predecessor(s) in interest.

“Title Defect Amount” has the meaning set forth in Section 11.2.

“Title Defect Notice” has the meaning set forth in Section 11.2.

“Title Defect Property” has the meaning set forth in Section 11.2.

“Title Dispute” has the meaning set forth in Section 11.6(a).

“Trade Control Laws” has the meaning set forth in Section 4.28(b).

“Trading Day” shall mean a day on which the NYSE and LSE is open for trading.

“Transaction Costs” shall mean all out-of-pocket fees, costs and expenses of the Company Entities, other than fees, costs and expenses incurred on behalf of any Company Entity or any Affiliate thereof, in each case, (x) incurred prior to or as a result of the Closing in connection with the negotiation, preparation and execution of this Agreement and (y) to the extent not paid at or prior to the Closing.  For the avoidance of doubt, Transaction Costs shall include:

(a)
all bonuses or change in control, retention or deferred compensation payments or any other transaction-related bonuses and all other compensation, in each case, to the extent unfunded or underfunded, that shall be then payable or thereafter payable to any Company Associate as a result of the Transactions and the employer portion of any employment and payroll Taxes payable with respect thereto or with respect to the vesting of, or payments made to, holders of any RSU Award and PSU Award or special cash incentive award granted under the Equity Plan (including with respect to the grant or accelerated vesting of the Compensatory Grants pursuant to Section 2.5), in each case, calculated as if all such amounts were paid on the Closing Date (including any employment and payroll Taxes that have been deferred under the CARES Act); provided, however, that if and to the extent funds relating to the Compensatory Grants or any other incentive grants are included in Restricted Cash, those Compensatory Grants and other incentive grants shall not be considered unfunded or underfunded.

(b)
any legal, accounting, audit, financial advisory or other third-party advisory or consulting fees or any other costs, expenses or payment obligations, including any such fees or other amounts that remain unpaid when due, whether incurred in connection with the process of selling the Company Entities or its Equity Securities or otherwise;

APPENDIX I-34

(c)
all brokers’, finders’ or similar fees in connection with the Transactions (including any process run by or on behalf of a Company Entity in connection with such transactions), including those amounts set forth on Schedule 4.23;

(d)	50% of the aggregate amount of the Escrow Agent fees and expenses under the Escrow Agreement;

(e)
50% of all filing fees required by Governmental Entities with respect to Filings or Permits required in connection with the execution and delivery of this Agreement, the performance of the obligations under this Agreement and the consummation of the Transactions; and

(f)	50% of the costs associated with obtaining the D&O Tail;

provided, however, that, notwithstanding any provision in this Agreement to the contrary, neither the Scheduled Severance Benefit Arrangements (or associated employment and payroll Taxes) constitute “Transaction Costs” or otherwise serve as an adjustment to the Adjusted Base Consideration or Cash Merger Consideration hereunder.

“Transaction Documents” shall mean those documents executed pursuant to or in connection with this Agreement.

“Transaction Tax Deductions” shall mean all items of loss or deduction for applicable Income Tax purposes resulting from or attributable to Transaction Costs (or costs that would have constituted Transaction Costs but for the fact that they were paid prior to Closing), in each case that are deductible or give rise to a deduction in connection with the Transactions and are economically borne by the Equityholders.

“Transactions” shall mean the transactions contemplated by this Agreement or any Transaction Document.

“Transfer Tax” shall mean all transfer, documentary, sales, use, stamp, registration and similar Taxes (but excluding (a) all related documentary, filing and recording fees and expenses and (b) Income Taxes) arising out of, or in connection with, the transfer of indirect ownership of the Oil and Gas Properties as a result of the consummation of the Merger and other Transactions in accordance this Agreement.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.  All references in this Agreement to sections of the Treasury Regulations will be deemed to include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“UK Listing Applications” has the meaning set forth in Section 6.19.

“UK Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

APPENDIX I-35

“Units” shall mean all rights and interests in, under or derived from all unitization, pooling and communitization agreements or orders (including force or compulsory pooling orders), whether recorded or unrecorded, in effect with respect to any of the Oil and Gas Leases or Wells and the units created thereby including the DSUs, including those set forth on Exhibit D.

“Waived 280G Benefits” has the meaning set forth in Section 6.10.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. or any similar foreign, state or local applicable Law.

“Warrants” shall mean those certain Series B Warrants issued pursuant to the Warrant Agreement, dated as of October 14, 2020, by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent.

“Wellhead Imbalance” shall mean any imbalance at the wellhead between the amount of Hydrocarbons produced from the relevant Well and allocable to the interests of the applicable Company Entity therein and the shares of production from the relevant Well to which a Company Entity is entitled, together with any appurtenant rights and obligations concerning future in-kind or cash balancing at the wellhead.

“Wells” shall mean all oil, gas, water, injection and other wells of the Company Entities, whether producing, shut-in or abandoned, including the wells identified on Exhibit B, in each case, located on (a) any of the Oil and Gas Properties or on any other lease with which any such Oil and Gas Lease has been pooled or unitized, whether producing, operating, plugged, permanently abandoned, shut-in or temporarily abandoned or (b) any of the Surface Rights.

“Working Interest” shall mean, with respect to any Well or Unit, the interest in and to such Well or Unit, as applicable, that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well or Unit, in each case, relating to the Target Formation only, and without regard to the effect of any Production Burdens; provided, however, if a Company Entity’s interest varies as to different areas of, depths under, the lands as to a particular Well or DSU, a separate calculation shall be performed with respect to such area or depth.

 APPENDIX I-36